   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2000

                                                         REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          GENERAL MARITIME CORPORATION

             (Exact name of registrant as specified in its charter)

  REPUBLIC OF THE MARSHALL ISLANDS                    4412                               06-1597083
  (State or other jurisdiction of         (Primary Standard Industrial                 (IRS Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                              35 WEST 56TH STREET
                               NEW YORK, NY 10019

                                 (212) 763-5600

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             PETER C. GEORGIOPOULOS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              35 WEST 56TH STREET
                               NEW YORK, NY 10019
                                 (212) 763-5600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                        Copies of all communications to:

          THOMAS E. MOLNER, ESQ.                                  MELVIN EPSTEIN, ESQ.
    Kramer Levin Naftalis & Frankel LLP                       Stroock & Stroock & Lavan LLP
             919 Third Avenue                                        180 Maiden Lane
         New York, New York 10012                               New York, New York 10038
              (212) 715-9100                                         (212) 806-5864

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                         PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                        AGGREGATE                 AMOUNT OF
            SECURITIES TO BE REGISTERED                 OFFERING PRICE(1)          REGISTRATION FEE
common stock, $0.01 par value per share............        $115,000,000                $30,360

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                        SHARES

                            [GENERAL MARITIME LOGO]

                                  COMMON STOCK
                                ----------------

    General Maritime is offering       shares of its common stock.

    This is our initial public offering. We intend to apply to have our common stock approved for quotation on the New York Stock Exchange under the symbol
"GMR." The initial public offering price will be between $         and
$         per share.
                             ---------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                   PER SHARE                  TOTAL
Public Offering Price.....................................             $                        $
Underwriting Discounts and Commissions....................             $                        $
Proceeds to General Maritime..............................             $                        $

    The underwriters have an option to purchase up to an additional       shares
of common stock from us to cover over-allotments. The underwriters expect to
deliver the shares to purchasers on or about             , 2000.

                          JOINT BOOK-RUNNING MANAGERS

ING BARINGS                                                      LEHMAN BROTHERS

                           JEFFERIES & COMPANY, INC.

               The date of this prospectus is             , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUMMARY..........................................      1

RISK FACTORS................................................      7

USE OF PROCEEDS.............................................     17

DIVIDEND POLICY.............................................     17

CAPITALIZATION..............................................     18

DILUTION....................................................     19

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA..............     20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     22

THE INDUSTRY................................................     35

BUSINESS....................................................     42

MANAGEMENT..................................................     53

RECAPITALIZATION............................................     57

PRINCIPAL STOCKHOLDERS......................................     59

DESCRIPTION OF INDEBTEDNESS.................................     60

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............     62

SHARES ELIGIBLE FOR FUTURE SALE.............................     63

DESCRIPTION OF CAPITAL STOCK................................     65

TAX CONSIDERATIONS..........................................     68

UNDERWRITING................................................     76

LEGAL MATTERS...............................................     78

EXPERTS.....................................................     78

WHERE YOU CAN FIND ADDITIONAL INFORMATION...................     79

INDEX TO FINANCIAL STATEMENTS...............................    F-1

DEFINITION OF SHIPPING TERMS................................    A-1

                    IMPORTANT ASSUMPTIONS IN THIS PROSPECTUS

    We are a company that, prior to the consummation of this offering, will acquire another company currently named General Maritime Corporation and will make the other acquisitions described in this paragraph. A number of entities affiliated with the old General Maritime Corporation will be combined, and we will acquire the old General Maritime Corporation and the combined entities in
exchange for       of our shares. We will also acquire United Overseas
Tankers Ltd., an unaffiliated Liberian corporation located in Greece, and six vessels owned by unaffiliated persons. United Overseas Tankers Ltd. had, prior to being acquired, provided certain technical operational services, such as staffing and maintenance of the vessels, to General Maritime Corporation on a contractual basis.

    Unless the context otherwise requires, our company, sometimes referred to as "General Maritime" or "General Maritime Corporation", as described in this prospectus, includes the old General Maritime Corporation and the affiliated entities merged together in the recapitalization, and assumes the acquisitions of United Overseas Tankers Ltd. and the six unaffiliated vessels, all as described in the previous paragraph.

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS BY THE COMPANY HAS NOT BEEN EXERCISED. CERTAIN SHIPPING INDUSTRY TERMS USED IN THIS PROSPECTUS ARE DEFINED IN APPENDIX A TO THIS PROSPECTUS, "DEFINITIONS OF SHIPPING TERMS." UNLESS OTHERWISE SPECIFICALLY NOTED OR THE CONTEXT OTHERWISE REQUIRES, THE TERM "TANKERS" REFERS TO TANKERS AND OIL/ BULK/ORE CARRIERS AND THE TERM "WORLD TANKER FLEET" REFERS TO ALL TANKERS GREATER THAN 10,000 DWT. ALL DOLLAR REFERENCES IN THIS PROSPECTUS ARE TO U.S. DOLLARS, UNLESS OTHERWISE SPECIFICALLY INDICATED.

    CLARKSON RESEARCH STUDIES HAS PROVIDED US WITH INDUSTRY STATISTICAL DATA, GRAPHS AND TABLES THAT WE USE IN THE DISCUSSION OF THE SUEZMAX AND AFRAMAX TANKER MARKETS CONTAINED IN THE SECTIONS OF THIS PROSPECTUS ENTITLED "PROSPECTUS SUMMARY," "RISK FACTORS," "THE INDUSTRY" AND "BUSINESS." CLARKSON HAS NOT TAKEN
PART IN THE DRAFTING OF THIS DISCUSSION NOR HAS IT REVIEWED THIS DISCUSSION. WITH RESPECT TO THE STATISTICAL DATA, GRAPHS AND TABLES SUPPLIED BY CLARKSON, CLARKSON HAS ADVISED US THAT:

    - SOME INDUSTRY DATA INCLUDED IN THIS DISCUSSION IS BASED ON ESTIMATES OR SUBJECTIVE JUDGMENTS IN CIRCUMSTANCES WHERE DATA FOR ACTUAL MARKET TRANSACTIONS EITHER DOES NOT EXIST OR IS NOT PUBLICLY AVAILABLE;

    - THE PUBLISHED INFORMATION OF OTHER MARITIME DATA COLLECTION EXPERTS MAY DIFFER FROM THIS DATA;

    - WHILE CLARKSON HAS TAKEN REASONABLE CARE IN THE COMPILATION OF THE INDUSTRY STATISTICAL DATA, GRAPHS AND TABLES AND BELIEVE THEM TO BE CORRECT, DATA COMPILATION IS SUBJECT TO LIMITED AUDIT AND VALIDATION PROCEDURES; AND

    - THE PROVISION OF SUCH DATA, GRAPHS AND TABLES DOES NOT OBVIATE THE NEED TO MAKE APPROPRIATE FURTHER INQUIRIES.

    CERTAIN OTHER STATISTICAL AND GRAPHICAL INFORMATION CONTAINED IN THIS PROSPECTUS IS DERIVED FROM SOURCES OTHER THAN CLARKSON. ALTHOUGH WE BELIEVE THAT THIS INFORMATION IS ACCURATE IN ALL MATERIAL RESPECTS, SOME INFORMATION IN THOSE DATABASES IS BASED ON ESTIMATES OR SUBJECTIVE JUDGMENTS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. WE HAVE INCLUDED THIS INFORMATION IN THE PROSPECTUS SUMMARY BECAUSE WE BELIEVE THIS INFORMATION IS HIGHLY IMPORTANT IN MAKING A DECISION TO INVEST IN OUR COMMON STOCK. HOWEVER, BEFORE INVESTING IN OUR COMMON STOCK YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES, FOR A MORE COMPLETE UNDERSTANDING OF OUR BUSINESS AND THIS OFFERING.

                                  THE COMPANY

    We are a leading provider of international seaborne crude oil transportation services within the Atlantic Basin. Our modern fleet consists of 20 vessels, 15 Aframax and five Suezmax tankers, with a total cargo capacity of more than
2.1 million deadweight tons (or dwt). With 17 of our 20 vessels currently operating in the Atlantic Basin, we have one of the largest fleets in this market, which consists primarily of ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea.

    Since we commenced operations in 1997, our net voyage revenues have grown from approximately $12.0 million in 1997 to approximately $54.7 million in 1999. For the six months ended June 30, 2000, our net voyage revenues were approximately $38.3 million, compared to approximately $29.4 million for the six months ended June 30, 1999. Our fleet grew from six vessels as of December 31, 1997 to 13 vessels as of June 30, 2000. Since June 30, 2000, we acquired seven additional vessels, consisting of six Aframax and one Suezmax tanker. The following chart provides information with respect to our vessels.

                                                          YEAR         YEAR                                EMPLOYMENT STATUS
                                                         BUILT       ACQUIRED        TYPE        DWT       (EXPIRATION DATE)
                                                        --------   -------------   --------   ---------   --------------------
15 AFRAMAX TANKERS
GENMAR AJAX...........................................    1996             1998     DH           96,183   TC (August 2002)
GENMAR AGAMEMNON......................................    1995             1998     DH           96,226   Spot
GENMAR MINOTAUR.......................................    1995             1998     DH           96,226   Spot
GENMAR ALEXANDRA......................................    1992             2000     DH          102,262   Spot
GENMAR CONSTANTINE....................................    1992             1998     DH          102,335   Spot
GENMAR HECTOR.........................................    1992             2000     DH(1)        96,027   Spot
GENMAR PERICLES.......................................    1992             2000     DH(1)        96,027   Spot
GENMAR GABRIEL........................................    1990             1999     DS           94,993   Spot
GENMAR GEORGE.........................................    1989             1997     DS           94,955   TC (May 2003)(2)
GENMAR COMMANDER......................................    1989             1997     SH           96,578   TC (April 2001)(3)
GENMAR BOSS...........................................    1985             1997     DS           89,601   TC (November 2000)
GENMAR SUN............................................    1985             1997     DS           89,696   TC (December 2000)
WEST VIRGINIA(4)......................................    1981             2000     SH           89,000   Spot
KENTUCKY(4)...........................................    1980             2000     SH           89,225   Spot
STAVANGER PRINCE(4)...................................    1979             2000     SH           88,868   Spot
                                                                                              ---------
                                                                             Total Aframax:   1,418,202
5 SUEZMAX TANKERS
GENMAR SPARTIATE......................................    1991             2000     SH          155,150   Spot
GENMAR ZOE............................................    1991             2000     SH          152,402   Spot
GENMAR MACEDON........................................    1990             2000     SH          155,527   Spot
ALTA..................................................    1990             1997     SH          146,251   TC (May 2002)(5)
HARRIET...............................................    1989             1997     SH          146,184   TC (October 2001)(5)
                                                                                              ---------
                                                                             Total Suezmax:     755,514
                                                                               Total Fleet:   2,173,716

------------------------------

DH Double-hull tanker

DS Double-sided tanker

SH Single-hull tanker

TC Time Charter

(1) Oil/Bulk/Ore carrier (O/B/O).

(2) This time charter contains an early termination provision which allows us to cancel the charter upon the sale of the vessel to a third party and 90 days' notice and payment of $1 million to the charterer, but we may not cancel the charter during the last year of its term.

(3) We terminated the current time charter and entered into a new time charter, effective January 1, 2001. The new charter expires in February 2002.

(4) These vessels currently operate outside of the Atlantic Basin. Accordingly, we have not included them in our calculation of the Atlantic Basin statistics.

(5) We have provided notice of our termination of these time charters, effective January 2001.

    Our fleet is modern. Based on dwt, the average age of our Aframax tankers which currently operate in the Atlantic Basin is approximately 8.9 years, compared to an average age, according to Clarkson Research Studies, for the world Aframax tanker fleet of approximately 11.5 years. On the same basis, the average age of our Suezmax tankers, all of which currently operate in the Atlantic Basin, is 9.8 years, compared to an average age, according to Clarkson Research Studies, for the world Suezmax tanker fleet of approximately
12.0 years.

    We believe that the age and quality of our fleet and our excellent safety record position us favorably for growth in the seaborne oil transportation industry. Over the past several years, we believe there has been a significant shift toward quality in tankers and tanker operations as charterers and regulators become increasingly concerned with safety and protection of the environment. Recently, modern tonnage has commanded higher charter rates. We believe that the increasingly stringent regulatory environment and the emphasis on quality and environmental protection will accelerate the obsolescence of older, lower quality tankers.

    Under the leadership of our founder, Mr. Peter C. Georgiopoulos, we pursue an intensively customer- and service-focused strategy to achieve superior operating results. Mr. Georgiopoulos has more than 11 years of experience in the tanker industry, including nine years as a ship owner. Our strategy is based on the following key competitive strengths:

    - WE ARE A DYNAMIC, CREATIVE COMPANY bringing new ideas and energy to an older, more traditional industry.

    - WE OPERATE A FLEET OF MODERN, HIGH QUALITY VESSELS allowing us, we believe, to operate with relatively low maintenance and operating costs.

    - WE ARE BUILDING STRONG CUSTOMER RELATIONSHIPS with leading oil companies such as Chevron Corporation, CITGO Petroleum Corp., The Coastal Corporation, Exxon Mobil Corporation and Phillips Petroleum Company.

    - WE ACTIVELY MANAGE THE MIX OF SPOT VERSUS TIME CHARTER WITHIN OUR FLEET creating what we believe is a fleet deployment approach with flexibility and a measure of stability.

    - WE OPERATE A HOMOGENEOUS FLEET allowing us to achieve operating flexibility and economies of scale in our core market.

    - WE HAVE AN EXPERIENCED MANAGEMENT TEAM in all core functions critical to our operations. Our six senior executive officers have a combined total of more than 90 years in the shipping industry. They promote a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.

    Our strategy is to leverage our existing competitive strengths to continue to expand our business and increase shareholder value. Our growth initiatives include:

    - GROWING OUR HOMOGENEOUS FLEET THROUGH OPPORTUNISTIC ACQUISITIONS OF BUSINESSES AND VESSELS;

    - MAINTAINING AND EXPANDING OUR PRESENCE IN THE ATLANTIC BASIN;

    - STRENGTHENING OUR RELATIONSHIPS WITH OUR EXISTING CUSTOMERS AND DEVELOPING RELATIONSHIPS WITH NEW CUSTOMERS; AND

    - MAINTAINING OUR COMMITMENT TO EXCELLENCE AND SAFETY.

COMPANY BACKGROUND

    Our fleet, as described in this prospectus, assumes the acquisitions described in this paragraph. Of the 20 vessels in our fleet, 13 vessels, were owned prior to this offering, by partnerships for which affiliates of our founder, Peter C. Georgiopoulos, acted as general partner. Of the remaining seven vessels, six were commercially managed by affiliates of Mr. Georgiopoulos prior to this offering and the seventh was under non-affiliated management. These seven vessels and their operating results are not reflected in our financial statements or the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Prior to the completion of this offering we will acquire the 13 vessels owned by partnerships for which affiliates of Peter C. Georgiopoulos acted as general partner and the remaining seven vessels for shares of common stock. In connection with our acquisition of the remaining seven vessels, we will assume indebtedness that is not reflected in our financial statements or in our discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." We will also acquire the business of United Overseas Tankers Ltd., located in Piraeus, Greece, which previously provided technical operational services, such as staffing and maintenance, for many of the vessels in our fleet. You should read the discussions under the heading "Recapitalization" and "Certain Relationships and Related Transactions" for more information regarding these acquisitions.

    General Maritime Corporation is incorporated under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 35 West 56th Street, New York, New York 10019. Our telephone number at that address is
(212) 763-5600.

                                  THE OFFERING

Common stock offered by us................  shares

Common stock to be outstanding after this
  offering................................  shares

Use of proceeds...........................  For reducing outstanding borrowings, for acquisitions of additional vessels or complementary businesses and for
                                            general corporate purposes, including working capital.
                                            You should read the discussion under the heading "Use of
                                            Proceeds" for more information.

Proposed New York Stock Exchange symbol...  GMR

    The number of shares of our common stock to be outstanding upon completion of this offering is based on the pro forma number of shares outstanding as of June 30, 2000. You should read the discussion under the heading "Capitalization" for more information regarding the outstanding shares of our common stock, warrants and options to purchase our common stock.

                        SUMMARY FINANCIAL AND OTHER DATA

    The following summary financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997 and the consolidated balance sheet data at December 31, 1999 and 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the six-month periods ended June 30, 2000 and 1999 and the consolidated balance sheet data as of June 30, 2000 and 1999 are derived from unaudited financial statements. The fleet data for each of the periods described above are derived from our operational data. In the opinion of management, all necessary adjustments, consisting only of normal recurring accruals, have been included to present fairly the unaudited interim results when read in conjunction with the audited financial statements and notes thereto appearing in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                                                                           ELEVEN
                                                            SIX MONTHS ENDED          YEAR ENDED           MONTHS
                                                                JUNE 30,             DECEMBER 31,           ENDED
                                                           -------------------   --------------------   DECEMBER 31,
                                                             2000       1999       1999       1998         1997(1)
                                                           --------   --------   --------   ---------   -------------
INCOME STATEMENT DATA ($ IN THOUSANDS)
Voyage revenues..........................................  $ 48,289   $ 36,442   $ 71,476   $  62,031     $  12,436
  Voyage expenses........................................    (9,950)    (7,042)   (16,742)    (10,247)         (465)
                                                           --------   --------   --------   ---------     ---------
    Net voyage revenues..................................    38,339     29,400     54,734      51,784        11,971

Operating expenses
  Direct vessel expenses.................................    10,080      9,183     19,269      15,684         3,010
  General and administrative expenses....................     2,221      1,832      3,868       2,828         1,101
  Depreciation and amortization..........................    11,012      9,582     19,810      16,493         3,402
                                                           --------   --------   --------   ---------     ---------
    Total operating expenses.............................    23,313     20,597     42,947      35,005         7,513

    Operating income.....................................    15,026      8,803     11,787      16,779         4,458
    Net interest expense.................................     8,807      8,081     16,525      14,654         3,016
                                                           --------   --------   --------   ---------     ---------
    Net income (loss)....................................  $  6,219   $    722   $ (4,738)  $   2,125     $   1,442
                                                           ========   ========   ========   =========     =========

BALANCE SHEET DATA AT END OF PERIOD
($ IN THOUSANDS)
Cash.....................................................  $ 16,197   $  6,546   $  6,842   $   6,411     $   3,291
Total assets.............................................   417,639    339,109    351,146     345,633       194,340
Long-term debt
  Long-term debt(2)......................................   245,338    210,050    202,000     241,625       135,550
  Weighted average long-term debt for period.............   218,892    221,908    219,008     203,398        46,679
Total shareholders' equity...............................   162,847    123,965    125,878      99,650        55,543

OTHER FINANCIAL DATA ($ IN THOUSANDS)
Net cash provided by operating activities................  $ 16,827   $  9,454   $ 16,605   $  15,915     $   6,042
Net cash used in investing activities....................   (66,935)      (745)   (22,762)   (159,456)     (189,716)
Net cash provided (used) by financing activities.........    59,463     (8,574)     6,588     146,661       186,965
EBITDA(3)................................................    26,038     18,385     31,597      33,272         7,860
Capital expenditures
  Vessel purchases, gross................................   (57,000)        --    (18,200)   (158,700)     (189,716)
  Drydocking.............................................    (1,047)      (500)    (4,074)       (250)           --

FLEET DATA
Total number of vessels at end of period.................        13         10         11          10             6
Weighted average number of vessels(4)(6).................      11.2        9.9       10.3         8.3           1.7
Total voyage days for fleet(5)(6)........................     2,000      1,775      3,603       3,030           620
Total calendar days for fleet(6)(7)......................     2,040      1,810      3,756       3,030           623
Fleet utilization(8).....................................      98.0%      98.1%      95.9%        100%         99.5%

AVERAGE DAILY RESULTS
TCE(9)...................................................  $ 19,170   $ 16,563   $ 15,191   $  17,090     $  19,308
Total vessel operating expenses(10)......................     5,994      6,028      6,103       6,109         6,599
EBITDA(3)................................................    12,764     10,157      8,412      10,981        12,616

PER SHARE DATA
Net income...............................................        --         --         --          --            --
Net income
  Basic..................................................        --         --         --          --            --
  Fully diluted..........................................        --         --         --          --            --

------------------------------

1)  Since our inception on February 1, 1997.

2) Long-term debt is inclusive of current portion of debt for the relevant periods. It excludes a $15 million note payable to one of our shareholders that was cancelled and contributed to our capital in June 2000.

3) EBITDA represents net income from continuing operations before net interest expense, income tax expense, depreciation and amortization expense. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is not an item recognized by Generally Accepted Accounting Principles, or GAAP, and should not be considered as an alternative to net income or any other indicator of our performance required by GAAP. The definition of EBITDA used in this offering may not be comparable to that used by other companies.

4) Weighted average number of vessels is the average number of vessels that constituted our fleet for that year, as measured by the sum of the number of days each vessel was part of our fleet divided by the number of calendar days in that year.

5) Voyage days are the total days our vessels were in our possession, net of off hire days associated with major repairs and regularly scheduled drydockings or special surveys.

6)  Reflects an extra day in 2000, which is a leap year.

7) Calendar days are the total days our vessels were in our possession, including off hire days associated with drydockings or special surveys.

8) Fleet utilization is the percentage of time that the vessels in our possession were available for revenue generating voyages and is determined by dividing voyage days by calendar days.

9) TCE, Time Charter Equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenues by voyage days for the time period.

10) Total vessel operating expenses are our total expenses associated with operating our vessels. We determine total vessel operating expenses by dividing the sum of direct vessel expenses and general and administrative expenses, net of non-recurring organizational, legal and other one-time fees, by calendar days.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR INDUSTRY

PROFITABILITY IN THE TANKER INDUSTRY DEPENDS HEAVILY ON THE SUPPLY OF VESSELS
  RELATIVE TO THE DEMAND.

    Historically, the tanker industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on changes in the supply of and demand for tanker capacity. The supply of tankers is a function of vessel deliveries and the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. As of September 2000, according to Clarkson Research Studies, the Aframax newbuilding orderbook consisted of orders for approximately 11.1% of the existing fleet, or approximately 5.6 million dwt, and the Suezmax newbuilding orderbook consisted of orders for 19.8% of the existing fleet, or approximately 8.1 million dwt. The rate of ship scrapping was substantially higher in 1999 and the first half of 2000 than in the preceding years. The rate of scrapping may decrease. The substantial number of new ships on order, combined with a possible decline in the rate of ships being scrapped, would result in a significant increase in tanker capacity in the future. An increase in the supply of tanker capacity without a corresponding increase in demand for that capacity could cause charter rates to decline. Falling charter rates may materially adversely affect our company.

DEMAND FOR CRUDE OIL TRANSPORTATION SERVICES DEPENDS ON VARIOUS ECONOMIC FACTORS THAT ARE NOT WITHIN OUR CONTROL, INCLUDING THE DEMAND FOR AND PRODUCTION OF CRUDE OIL.

    The demand for tanker capacity to transport crude oil depends upon world and regional oil markets. A number of factors influence these markets, including:

    - global and regional economic conditions;

    - increases and decreases in production and demand for crude oil;

    - developments in international trade; and

    - changes in seaborne and other transportation patterns.

    Historically, these markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, as well as competition from alternative energy sources. Falling tanker charter rates in our markets or fewer charters may have a material adverse effect on our revenues.

CHARTER RATES MAY DECLINE.

    Time charter equivalents of spot freight rates for Aframax and Suezmax tankers are the highest they have been for several years. For instance, according to Clarkson Research Studies, Aframax time charter equivalent average earnings were approximately $31,263 per day as of September 29, 2000, compared to $10,475 per day as of October 1, 1999. Because many of the factors which influence the supply of and demand for vessel capacity are unpredictable, the nature, timing and degree of changes in charter rates are unpredictable.

THE MARKET FOR CRUDE OIL TRANSPORTATION SERVICES IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE.

    Our vessels are employed in a highly competitive market. Our competitors include the owners of other Aframax and Suezmax tankers and, to a lesser degree, owners of other size tankers. Both groups include independent oil tanker companies as well as oil companies. We do not control a large enough share of the market to influence the going market price charged for crude oil transportation services. Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets and the competitors in those new markets may have greater financial strength and capital resources than we do.

FLUCTUATIONS IN THE MARKET VALUE OF OUR FLEET MAY IMPAIR OUR ABILITY TO OBTAIN
  ADDITIONAL FUNDING.

    The market value of tankers fluctuates depending upon general economic and market conditions affecting the tanker industry, the number of vessels in the world fleet, the price of newbuildings, types and sizes of vessels and other modes of transportation. The market value of our fleet may decline as a result of a downswing in the historically cyclical shipping industry. Declining vessel values could affect our ability to raise cash and thereby adversely impact our liquidity. In addition, declining vessel values could result in a breach of loan covenants, which could give rise to events of default under relevant financing agreements.

THE TANKER INDUSTRY IS HIGHLY REGULATED.

    Our operations are affected by extensive and changing environmental protection laws and other regulations. Complying with these laws has historically been expensive and has required ship modifications and changes in operating procedures across the industry. The United States Oil Pollution Act of 1990, as amended, or OPA 90, provides for the phase-in of the exclusive use of double-hull tankers at United States ports. To comply with OPA 90, tanker owners must meet maintenance and inspection requirements, develop contingency arrangements for potential spills and maintain financial responsibility requirements for vessels operating in the United States' 200-mile exclusive economic zone. While we believe that we currently comply with all regulations, we cannot assure you that we will always be able to do so in the future.

    Under OPA 90, owners, operators and bareboat charterers are strictly liable for the discharge of oil in the 200-mile exclusive economic zone off the coasts of the United States. OPA 90 limits this strict liability to the greater of $600 per gross ton or $10 million. However, OPA 90 also allows unlimited liability in certain circumstances and specifically permits individual states to impose their own penalties with regard to oil pollution within their boundaries. Most states bordering on a navigable waterway have enacted legislation providing for unlimited liability for the discharge of pollutants within their waters.

    We believe that the Atlantic Basin, including certain ports in the United States, is currently one of the most environmentally sensitive shipping markets, and the companies which operate there must meet more stringent environmental regulations than companies operating elsewhere. If we fail to meet those requirements, our operations in the region could be restricted and our operations could be materially adversely affected.

    In 1992, the International Maritime Organization, or IMO, the United Nation's agency for maritime safety, followed the example set by OPA 90 and adopted regulations for tanker design and inspection. The IMO's regulations aim to reduce oil pollution in international waters and are being phased in on a schedule based upon vessel age. In addition, the European Union and countries elsewhere are considering stricter technical and operational requirements for tankers and legislation that would affect both the liability of tanker owners and operators for oil pollution and their ability to use vessels other than double-hull vessels. Additional laws and regulations may be adopted which could limit our ability to do business or increase our cost of doing business. The results of these or additional environmental regulations could have a material adverse effect on our operations.

SHIPPING IS AN INHERENTLY RISKY BUSINESS AND OUR INSURANCE MAY NOT BE ADEQUATE.

    Our vessels and their cargoes are at risk of being damaged or lost because of events such as catastrophic marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Any of these events may result in loss of revenues and increased costs.

    We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. We currently maintain $1 billion in coverage for each of our vessels for liability for pollution or spillage or leakage of oil. We also carry insurance covering lost revenue resulting from vessel off-hire for all but two of our time chartered vessels. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed the available insurance coverage, in which event there could be a material adverse effect on our operations. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we can not guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution and new regulations could lead to similar increases or even make such insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss.

OUR OPERATING RESULTS MAY FLUCTUATE SEASONALLY.

    We operate our tankers in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first calendar quarters) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. While this seasonality has not materially affected our operating results since 1997, it could materially affect our operating results in the future.

                          RISKS RELATED TO OUR COMPANY

WE MAY NOT BE ABLE TO GROW OR TO EFFECTIVELY MANAGE OUR GROWTH.

    A principal focus of our strategy is to continue to grow by expanding our business in the geographic areas and markets where we have historically operated. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

    - identify acquisition candidates and joint venture opportunities;

    - consummate acquisitions or joint ventures;

    - integrate any acquired businesses successfully with our existing operations;

    - hire and train qualified personnel;

    - identify new markets;

    - manage expansion; and

    - obtain required financing.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR OPERATIONS AND, EVEN IF WE DO, THAT EXPANSION MAY NOT BE PROFITABLE.

    If we expand our operations, we will need to increase the number of our employees and expand the scope of our operating and financial systems. This growth will increase the operating complexity of our business and the level of responsibility of existing and new management personnel. We may not be able to attract and retain qualified management and employees, especially qualified officers, engineers and other seagoing personnel, who are in limited supply. In addition, our current operating and financial systems and controls may not be adequate as we grow, and any steps we take to improve those systems and controls may be ineffective.

OUR STRATEGY OF GROWING OUR BUSINESS THROUGH ACQUISITIONS IS CAPITAL INTENSIVE, DIFFICULT AND TIME CONSUMING AND SUBJECT TO A NUMBER OF INHERENT RISKS.

    Our growth depends upon the acquisitions of complementary businesses or vessels. If we fail to identify, purchase, develop and integrate any additional businesses or vessels effectively, our results of operations would be adversely affected. In addition, our management team will need to devote substantial time, attention and other resources to the integration of the acquired businesses or vessels, thus distracting them from running the business. Operational or financial problems may occur as a result of an acquisition.

OUR LOAN AGREEMENTS CONTAIN RESTRICTIVE COVENANTS WHICH MAY LIMIT OUR LIQUIDITY AND CORPORATE ACTIVITIES.

    Our vessels are subject to mortgages. These financing agreements impose operating and financial restrictions, including restrictions which limit our ability to:

    - incur additional indebtedness;

    - create liens on our assets;

    - sell the capital stock of our subsidiaries or other assets;

    - make investments;

    - engage in mergers and acquisitions;

    - make capital expenditures or pay dividends;

    - change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

    - sell our vessels.

    Accordingly, to engage in various corporate activities we will need the permission of our lenders, whose interests are different from and may be adverse to those of our shareholders. We cannot assure you that we will be able to obtain our lenders' permission if and when we need it. Our failure to obtain permission will keep us from effecting corporate transactions and may prevent us from expanding or properly managing our company.

IF WE DEFAULT UNDER ANY OF OUR LOAN AGREEMENTS, WE COULD FORFEIT OUR RIGHTS IN OUR VESSELS AND THEIR CHARTERS.

    We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. If we default under any of these loan agreements, the lenders could foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

    When final payments are due under our loan agreements, we must repay any borrowings outstanding. In order to do so, we may need to refinance some or all of our loan agreements or replace them with an alternate credit arrangement. We may not be able to refinance or replace our loan agreements at the time they become due. The terms of any refinancing or alternate credit arrangement may restrict our financial and operating flexibility.

A LARGE PERCENTAGE OF OUR REVENUES COME FROM A SMALL NUMBER OF CUSTOMERS.

    We derive, and believe that we will continue to derive, a significant portion of our net voyage revenues from a limited number of customers. During the six months ended June 30, 2000, The Coastal Corporation, an international oil company, accounted for more than 10% of our net voyage revenues. OMI Corporation, another tanker owner, also accounted for more than 10% of our net voyage revenues during the same period. These revenues resulted primarily from time charters for two of our vessels which we terminated, effective
January 2001. During 1999, OMI Corporation accounted for more than 10% of our net voyage revenues. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues could be materially adversely affected.

WE DEPEND ON A NEWLY FORMED COMPANY WITH A LIMITED OPERATING HISTORY TO MANAGE THE TECHNICAL OPERATIONS OF MANY OF OUR VESSELS.

    We depend on United Overseas Tankers Ltd. to manage the technical operations, such as the staffing and maintenance of many of our vessels. In connection with our recapitalization, we acquired United Overseas Tankers Ltd., a Liberian corporation that was formed and commenced operations in 2000. Since its formation, United Overseas Tankers Ltd. has been engaged in the business of managing the technical operations of many of our vessels and has not provided this service to any other customers. United Overseas Tankers Ltd. may encounter risks, uncertainties, expenses and difficulties frequently encountered by companies with limited operating histories. Because we did not previously operate the business of United Overseas Tankers Ltd., we may have difficulty successfully integrating and managing its operations.

AS OUR FLEET AGES, IT WILL INCREASINGLY FACE RISKS ASSOCIATED WITH OLDER
VESSELS.

    In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of September 30, 2000, our fleet included five tankers which were 15 years of age or older and an additional six vessels more than 10 years of age. All of these vessels were acquired second-hand. The average age, based on dwt, of our vessels is 10.6 years. According to Clarkson Research Studies, the average age, based on dwt, of Aframax and Suezmax vessels scrapped worldwide during 1999 was approximately
24 years. Due to improvements in engine technology, older vessels are typically less fuel efficient than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

    Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. For instance, under the IMO's regulations, oil tankers over 25 years old must be doubled hulled, have a mid-deck design or be hydrostatically balanced. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

ALL OF OUR SINGLE-HULL VESSELS WILL BE PROHIBITED FROM TRADING IN THE UNITED STATES WATERS OR GOING TO A UNITED STATES PORT BY 2015.

    Under OPA 90, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. We have nine single-hull vessels and four double-sided vessels in our fleet. Three of our single-hull vessels do not serve U.S. ports and are not subject to OPA 90. The remaining six single-hull vessels and the four double-sided vessels may be redeployed to other markets, sold or scrapped when they can no longer serve U.S. ports under OPA 90. The U.S. Coast Guard inspects vessels that trade in U.S. waters annually and determines which vessels will be phased out under OPA 90. These dates are recorded in tank vessel examination letters provided to the tanker owner. On the dates set forth below, the following tankers will be prohibited, based upon their respective ages, from trading in U.S. waters, except that they may trade in U.S. waters until 2015 if their operations are limited to discharging at the Louisiana Offshore Oil Port or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

VESSEL*                                                       DATE OF PROHIBITION
-------                                                       -------------------
GENMAR COMMANDER............................................    January 1, 2010

GENMAR SPARTIATE............................................    January 1, 2010

GENMAR ZOE..................................................    January 1, 2010

GENMAR MACEDON..............................................    January 1, 2010

ALTA........................................................    January 1, 2010

HARRIET.....................................................    January 1, 2010

GENMAR SUN..................................................    January 1, 2013

GENMAR BOSS.................................................    January 1, 2013

GENMAR GABRIEL..............................................    January 1, 2015

GENMAR GEORGE...............................................    January 1, 2015

------------------------

* The STAVANGER PRINCE, KENTUCKY and WEST VIRGINIA will be prohibited from trading in U.S waters in 2002, 2003 and 2004, respectively. These three ships do not currently operate in the Atlantic Basin.

    As our vessels reach their phase-out dates, we may need to spend significant funds to reconfigure, retrofit or redeploy them or to sell them and purchase suitable vessels that are already in compliance. We cannot assure you that these expenditures will be economically justified or that we will have or be able to obtain sufficient funds to make these repairs or purchases. If we scrap or sell vessels without replacement, our cash flow and our market position could be negatively affected.

OUR REVENUES MAY BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY EMPLOY OUR
  VESSELS.

    We seek to deploy our vessels both on time charter contracts and in the spot market in a manner that will optimize our revenues. As of August 31, 2000, seven of our vessels were contractually committed to time charters, with the remaining terms of such charters ranging from nine months to three years. Although these time charters provide steady streams of revenues, they also mean that a significant portion of our fleet may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages might be more profitable.

    In the six months ended June 30, 2000, we earned approximately 57.1% of our net voyage revenue from spot voyages. The spot charter market is highly competitive, and spot charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot charters will be available at rates that will allow us to operate our vessels profitably.

BECAUSE WE CONDUCT OUR BUSINESS ON A WORLDWIDE BASIS, WE FACE A NUMBER OF
  SIGNIFICANT RISKS.

    Our vessels operate all over the world, exposing us to many risks, including:

    - changing economic, political and social conditions in the countries where we do business or where our vessels are registered or flagged;

    - war, terrorism and piracy;

    - expropriation of our vessels;

    - the imposition of taxes by flag states, port states and jurisdictions in which we or our subsidiaries are incorporated;

    - currency fluctuations; and

    - imposition of increased environmental and safety regulations by international organizations and port states.

    As a result of these risks, we may incur higher costs or face impairment of our assets or curtailment of our operations.

WE MAY FACE UNEXPECTED REPAIR COSTS FOR OUR VESSELS.

    Repairs and renewals are difficult to predict with certainty and may be substantial. Many of these expenses are not covered by our insurance. Large repair expenses could decrease our profits and reduce our liquidity.

OUR VESSELS COULD BE ARRESTED BY MARITIME CLAIMANTS.

    Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by either "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period.

    In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our vessels for liabilities of other vessels that we own.

GOVERNMENTS COULD REQUISITION OUR VESSELS.

    A government could requisition for title or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we, as the vessel's owner, would be entitled to compensation in the event of a requisition, the amount and timing of payment could be uncertain.

WE DEPEND ON OUR KEY PERSONNEL AND MAY HAVE DIFFICULTY ATTRACTING AND RETAINING
  SKILLED EMPLOYEES.

    The loss of the services of any of our key personnel or our inability to successfully attract and retain qualified personnel, including ships' officers, in the future could have a material adverse effect on our business, financial condition and operating results. Our future success depends particularly on the continued service of Peter C. Georgiopoulos, our Chairman and Chief Executive Officer.

PORTIONS OF OUR INCOME MAY BE SUBJECT TO UNITED STATES TAX.

    We may be subject to United States tax equal to 2% of our gross shipping income attributable to transportation beginning or ending in the United States. Shipping income for this purpose is income derived from the operation or leasing of our vessels and from the performance of services directly related thereto. We will be exempt from this tax if our shipping income qualifies for a statutory exemption. We will likely not qualify for the exemption in any taxable year in which 50% or more of our stock is held at any time during such taxable year by persons owning 5% or more of our stock unless more than 50% of our stock is owned by 10% shareholders who are United States persons. We expect to take steps prior to or in connection with the recapitalization described under the heading "Recapitalization" so that we will qualify for the exemption in this taxable year, though we may not qualify for the exemption in the future. On average, in 1999, 1998 and 1997, approximately 98% of our average gross time charter revenues and 99% of our average gross spot charter revenues were attributable to transportation beginning or ending in the United States. If, on a pro forma basis, we would not have been exempt from United States tax during such years, our United States tax during such years would have been 2% of our gross revenues for such years, or, based on our entire gross revenues, could have been as much as approximately $1.4 million, $1.2 million and $0.2 million for 1999, 1998 and 1997, respectively.

OUR VESSELS MAY BE SUBJECT TO INCREASED TONNAGE TAXES.

    Our vessels are currently registered under the following flags: Bermuda, Liberia, Malta, the Republic of the Marshall Islands and Norwegian International Ship Registry. These jurisdictions impose taxes based on the tonnage capacity of each of the vessels registered under their flag. The tonnage taxes imposed by these countries could increase and, thus, the costs of our operations would increase.

WE ARE INCORPORATED IN THE REPUBLIC OF THE MARSHALL ISLANDS, WHICH DOES NOT HAVE A WELL-DEVELOPED BODY OF CORPORATE LAW.

    Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act. The provisions of the Marshall Islands Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the Marshall Islands Business Corporations Act. For example, the rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. While the Marshall Islands Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of New York and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

IT MAY NOT BE POSSIBLE TO ENFORCE UNITED STATES JUDGMENTS AGAINST US.

    We are incorporated in the Republic of the Marshall Islands and most of our subsidiaries are organized in the Cayman Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for United States investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries assets are located (i) would enforce judgments of United States courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable United States federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries based upon such laws.

                         RISKS RELATED TO THIS OFFERING

WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU DO NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.

    Our management will have broad discretion over the use of the portion of the net proceeds from this offering which will not be used to reduce our outstanding borrowings. Shareholders may not deem the uses we select desirable. Although we currently intend to use this portion of the proceeds for acquisitions of additional vessels or complementary businesses, working capital and other general corporate purposes, we have not yet determined the amount of this portion to be used specifically for any of those purposes. Our use of this portion of the proceeds may vary substantially from our currently planned uses. Investors in this offering will be relying on the judgment of our management with respect to the use of this portion of the proceeds. We cannot assure you that we will apply this portion effectively, nor can we assume that this portion will be invested in a manner that will yield a favorable return or any return at all.

ANTI-TAKEOVER PROVISIONS IN OUR FINANCING AGREEMENTS AND OUR ORGANIZATIONAL DOCUMENTS COULD HAVE THE EFFECT OF DISCOURAGING, DELAYING OR PREVENTING A MERGER OR ACQUISITION, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    Several of our existing financing agreements impose restrictions on changes of control of General Maritime and our ship-owning subsidiaries. These include requirements that we obtain the lenders' prior consent to any change of control and that we make an offer to redeem certain indebtedness before a change of control can take place.

    Several provisions of our amended and restated articles of incorporation and our bylaws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

    - authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

    - providing for a classified board of directors with staggered, three-year terms;

    - prohibiting us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless certain provisions are met;

    - prohibiting cumulative voting in the election of directors;

    - authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for the directors;

    - prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

    - limiting the persons who may call special meetings of shareholders; and

    - establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

OUR COMMON STOCK PRICE MAY BE HIGHLY VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.

    Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our common stock might not develop, or if it does develop, might not continue. Additionally, the market price of our common stock may fluctuate significantly in response to many factors, many of which are beyond our control. You may not be able to resell your shares at or above the initial public offering price due to the risks and uncertainties described elsewhere in this "Risk Factors" section. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. We may become involved in this type of litigation in the future. Litigation of this type could be extremely expensive and divert management's attention and resources from running our company.

OUR SHAREHOLDERS PRIOR TO THE OFFERING WILL STILL CONTROL A SIGNIFICANT PORTION OF OUR STOCK AFTER THE OFFERING.

    Our shareholders prior to the offering will own approximately     % and
officers and directors (excluding those directors who are affiliated with
institutional shareholders) will own approximately     % of our outstanding
common stock after this offering. Should they act as a group, they will have the power to elect all of our directors and to control the vote on substantially all other corporate matters without the approval of other shareholders, including those shareholders who purchase stock in this offering. This concentration in voting power may result in the ability of those shareholders to delay or prevent another party from taking control of General Maritime.

FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    The market price of our common stock could decline due to sales of a large number of shares in the market after this offering, including sales of shares by our large shareholders, or the perception that such sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock.

    Our existing security holders will become eligible to sell their shares in the public market after their lock-up agreements expire 180 days after the closing of this offering. We have entered into registration rights agreements with many of our existing shareholders that entitle them to have an aggregate of shares registered for sale in the public market. In addition, up to of those shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act. We also intend to register on
Form S-8 an aggregate of          shares issuable upon exercise of options we
have granted to purchase common stock, or reserved for issuance under our equity compensation plans, within 90 days after the date of this prospectus. You should read the discussion under the heading entitled "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

    The initial public offering price per share of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in the net tangible book
value of their common stock of $    per share based on the initial public
offering price of $    per share. To the extent we raise additional capital by
issuing equity securities in the future, you and our other shareholders may experience substantial dilution and future investors may be granted rights superior to those of our current shareholders.

    THIS PROSPECTUS CONTAINS STATEMENTS ABOUT OUR FUTURE THAT INVOLVE THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS. THESE STATEMENTS ARE OFTEN ACCOMPANIED BY WORDS SUCH AS "BELIEVES," "ANTICIPATES," "ESTIMATES," "INTENDS," "PLANS," "EXPECTS" AND SIMILAR EXPRESSIONS. THESE STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS ABOUT MARKET OPPORTUNITY, OUR STRATEGY AND OUR EXPECTATIONS, PLANS AND OBJECTIVES. IN ADDITION TO THIS SECTION, THESE STATEMENTS MAY BE FOUND IN THE SECTIONS OF THIS PROSPECTUS ENTITLED "PROSPECTUS SUMMARY," "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AND IN THIS PROSPECTUS GENERALLY. OUR ACTUAL RESULTS WILL LIKELY DIFFER, PERHAPS MATERIALLY, FROM THOSE ANTICIPATED IN THESE STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING ALL THE RISKS DISCUSSED ABOVE AND ELSEWHERE IN THIS PROSPECTUS. BECAUSE OF THESE UNCERTAINTIES, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAWS OR RULES, WE DO NOT INTEND TO UPDATE ANY OF THESE FACTORS OR TO PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THESE STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the             shares of our common
stock in this offering will be approximately       million, or       million if
the underwriters' over-allotment option is exercised in full. These estimates
are based on the initial public offering price of       per share after
deducting underwriting discounts and commissions and estimated offering expenses payable by us.

    The principal purposes of this offering are to reduce our debt, increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to the public equity markets. We currently anticipate using $70 million of the net proceeds of this offering to reduce our outstanding borrowings under our loan facilities. These loan facilities are described under the heading "Description of Indebtedness" in this prospectus. We also anticipate using the balance of our net proceeds for the acquisition of additional vessels or businesses and for general corporate purposes, including working capital. Although we regularly consider potential acquisitions of vessels and entities that operate vessels, we do not currently have any arrangements to make any of these types of acquisitions.

    As of the date of this offering, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. Accordingly, we will retain broad discretion in the allocation of a portion of the net proceeds of this offering. Pending the use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. In addition, some of our loan agreements contain covenants which restrict our ability to pay dividends. We intend to retain any future earnings to fund the continued growth and development of our company.

                                 CAPITALIZATION

    The following table sets forth our cash and capitalization as of June 30, 2000:

    - on an actual basis derived from our unaudited financial statements;

    - on a pro forma basis to reflect the acquisition of seven vessels and United Overseas Tankers Ltd., as described under the heading "Recapitalization;" and

    - on a pro forma basis as adjusted to reflect this offering.

    You should read this table in conjunction with the financial statements and the notes to those statements and the other financial information included elsewhere in this prospectus.

                                                                      AS OF JUNE 30, 2000
                                                           -----------------------------------------
                                                                                        PRO FORMA
                                                            ACTUAL     PRO FORMA(1)   AS ADJUSTED(2)
                                                           ---------   ------------   --------------
                                                                          (UNAUDITED)
                                                                        (IN THOUSANDS)
Cash and cash equivalents................................  $  16,197     $ 17,187        $ 38,687
                                                           ---------     --------        --------
Long-term debt...........................................    209,009      296,309         226,309
Shareholders' equity:
  Common stock, $.01 par value per share: 75,000,000
    shares authorized, actual, pro forma and pro forma as
    adjusted;       shares issued and outstanding,
    actual; 25,000,000 shares issued and outstanding, pro
    forma; and       shares issued and outstanding pro
    forma, as adjusted...................................         --          250
  Preferred stock, $.01 par value per share: 5,000,000
    shares authorized, actual, pro forma and pro forma as
    adjusted; no shares issued and outstanding, actual
    pro forma and pro forma as adjusted..................         --
Additional paid-in capital...............................    157,799
Retained earnings........................................      5,048
                                                           ---------     --------        --------
    Total shareholders' equity...........................    162,847
                                                           ---------     --------        --------
    Total capitalization.................................  $ 371,856
                                                           =========     ========        ========

------------------------

(1) Assuming completion of our recapitalization at June 30, 2000.

(2) Assuming completion of our recapitalization at June 30, 2000 and as adjusted to reflect this offering, including the application of a portion of the proceeds to repay $70 million of our indebtedness.

    The number of outstanding shares excludes   shares reserved for issuance
upon the exercise of outstanding options and warrants.

                                    DILUTION

    As of June 30, 2000, our historical net tangible book value was approximately $162.8 million, or $8.82 per share of common stock. Historical net tangible book value per share is determined by dividing historical net tangible book value, consisting of total tangible assets less total liabilities, by the historical number of shares of common stock.

    As of June 30, 2000, our pro forma net tangible book value, which gives effect to our acquisition of seven vessels and United Overseas Tankers Ltd., as described under the heading "Recapitalization," was approximately
$    million, or $   per share of common stock. Pro forma net tangible book
value per share is determined by dividing pro forma net tangible book value, consisting of total tangible assets less total liabilities, by the pro forma number of 25,000,000 shares of common stock outstanding.

    Without taking into effect any other changes in pro forma net tangible book value after June 30, 2000, and after giving effect to the sale of the common
stock offered hereby at an initial public offering price of $      per share and
the application of the net proceeds of this offering, the pro forma as adjusted
net tangible book value would have been $      million, or $  per share. This
represents an immediate increase in pro forma net tangible book value of $
per share to existing shareholders and immediate and substantial dilution in pro
forma as adjusted net tangible book value of $      per share to new investors
who purchase shares in this offering. The following table illustrates this dilution:

Initial public offering price per share.....................           $
                                                                       -------
Historical pro forma net tangible book value per share as of
  June 30, 2000.............................................  $
Decrease attributable to additional acquisitions............
                                                              ------
Pro forma net tangible book value per share before the
  offering..................................................
Increase per share attributable to new investors............      --
                                                              ------
Pro forma as adjusted net tangible book value per share
  after the offering........................................                --
                                                                       -------
Dilution in net tangible book value per share to new
  investors.................................................           $    --
                                                                       =======

    If the underwriters' over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $ per share, the increase in net tangible book value per share to existing shareholders would be $ per share and the dilution in net tangible book value
to new investors would be $      per share.

    The following table summarizes, on a pro forma as adjusted basis as of
      , 2000, the differences between the total consideration paid and the average price per share paid by the existing shareholders and the new investors
based on an initial public offering price of $      per share:

                                                  SHARES            TOTAL CONSIDERATION
                                           ---------------------   ----------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                           ----------   --------   -----------   --------   -------------
Existing shareholders....................  25,000,000        %     $                  %        $
New investors............................
                                           ----------     ---      -----------     ---
    Total................................                    %     $                  %
                                           ==========     ===      ===========     ===

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following selected consolidated financial and other data should be read in connection with, and are qualified by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997 and the consolidated balance sheet data at December 31, 1999 and 1998 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the six-month periods ended June 30, 2000 and 1999 and the consolidated balance sheet data as of June 30, 2000 and 1999 are derived from unaudited financial statements. The fleet data for each of the periods described above are derived from our operational data. In the opinion of management, all necessary adjustments, consisting only of normal recurring accruals, have been included to present fairly the unaudited interim results when read in conjunction with the audited financial statements and notes thereto appearing in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                                                                           ELEVEN
                                                           SIX MONTHS ENDED          YEAR ENDED            MONTHS
                                                               JUNE 30,             DECEMBER 31,           ENDED
                                                          -------------------   --------------------    DECEMBER 31,
                                                            2000       1999       1999       1998         1997(1)
                                                          --------   --------   --------   ---------   --------------
INCOME STATEMENT DATA ($ in thousands)
Voyage revenues.........................................  $ 48,289   $ 36,442   $ 71,476   $  62,031     $  12,436
  Voyage expenses.......................................    (9,950)    (7,042)   (16,742)    (10,247)         (465)
                                                          --------   --------   --------   ---------     ---------
    Net voyage revenues.................................    38,339     29,400     54,734      51,784        11,971

Operating expenses
  Direct vessel expenses................................    10,080      9,183     19,269      15,684         3,010
  General and administrative expenses...................     2,221      1,832      3,868       2,828         1,101
  Depreciation and amortization.........................    11,012      9,582     19,810      16,493         3,402
                                                          --------   --------   --------   ---------     ---------
    Total operating expenses............................    23,313     20,597     42,947      35,005         7,513

    Operating income....................................    15,026      8,803     11,787      16,779         4,458
    Net interest expense................................     8,807      8,081     16,525      14,654         3,016
                                                          --------   --------   --------   ---------     ---------
    Net income (loss)...................................  $  6,219   $    722   $ (4,738)  $   2,125     $   1,442
                                                          ========   ========   ========   =========     =========

BALANCE SHEET DATA at end of period ($ in thousands)
Cash....................................................  $ 16,197   $  6,546   $  6,842   $   6,411     $   3,291
Total assets............................................   417,639    339,109    351,146     345,633       194,340
Long-term debt
  Long-term debt(2).....................................   245,338    210,050    202,000     241,625       135,550
  Weighted average long-term debt for period............   218,892    221,908    219,008     203,398        46,679
Total shareholders' equity..............................   162,847    123,965    125,878      99,650        55,543

OTHER FINANCIAL DATA ($ in thousands)
Net cash provided by operating activities...............  $ 16,827   $  9,454   $ 16,605   $  15,915     $   6,042
Net cash used in investing activities...................   (66,935)      (745)   (22,762)   (159,456)     (189,716)
Net cash provided (used) by financing activities........    59,463     (8,574)     6,588     146,661       186,965
EBITDA (3)..............................................    26,038     18,385     31,597      33,272         7,860
Capital expenditures
  Vessel purchases, gross...............................   (57,000)        --    (18,200)   (158,700)     (189,716)
  Drydocking............................................    (1,047)      (500)    (4,074)       (250)           --

                                                                                                           ELEVEN
                                                           SIX MONTHS ENDED          YEAR ENDED            MONTHS
                                                               JUNE 30,             DECEMBER 31,           ENDED
                                                          -------------------   --------------------    DECEMBER 31,
                                                            2000       1999       1999       1998         1997(1)
                                                          --------   --------   --------   ---------   --------------
FLEET DATA
Total number of vessels at end of period................        13         10         11          10             6
Weighted average number of vessels(4)(6)................      11.2        9.9       10.3         8.3           1.7
Total voyage days for fleet(5)(6).......................     2,000      1,775      3,603       3,030           620
Total calendar days for fleet(6)(7).....................     2,040      1,810      3,756       3,030           623
Fleet utilization(8)....................................     98.0%      98.1%      95.9%        100%         99.5%

AVERAGE DAILY RESULTS
TCE(9)..................................................  $ 19,170   $ 16,563   $ 15,191   $  17,090     $  19,308
Total vessel operating expenses(10).....................     5,994      6,028      6,103       6,109         6,599
EBITDA(3)...............................................    12,764     10,157      8,412      10,981        12,616

PER SHARE DATA
Net income..............................................        --         --         --          --            --
Net income
  Basic.................................................        --         --         --          --            --
  Fully diluted.........................................        --         --         --          --            --

------------------------------

  1) Since our inception on February 1, 1997.

  2) Long-term debt is inclusive of current portion of debt for the relevant periods. It excludes a $15 million note payable to one of our shareholders which was cancelled and contributed to our capital in June 2000.

  3) EBITDA represents net income from continuing operations before net interest expense, income tax expense, depreciation and amortization expense. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income or any other indicator of our performance required by GAAP. The definition of EBITDA used in this offering may not be comparable to that used by other companies.

  4) Weighted average number of vessels is the average number of vessels that constituted our fleet for that year, as measured by the sum of the number of days each vessel was part of our fleet divided by the number of calendar days in that year.

  5) Voyage days are the total days our vessels were in our possession, net of off hire days associated with major repairs and regularly scheduled drydockings or special surveys.

  6) Reflects an extra day in 2000, which is a leap year.

  7) Calendar days are the total days our vessels were in our possession, including off hire days associated with drydockings or special surveys.

  8) Fleet utilization is the percentage of time that the vessels in our possession were available for revenue generating voyages and is determined by dividing voyage days by calendar days.

  9) TCE, Time Charter Equivalent, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenues by voyage days for the time period.

 10) Total vessel operating expenses are our total expenses associated with operating our vessels. We determine total vessel operating expenses by dividing the sum of direct vessel expenses and general and administrative expenses, net of non-recurring organizational, legal and other one-time fees, by calendar days.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2000 and 1999, the years 1999 and 1998 and the period from our inception on February 1, 1997 to December 31, 1997. Although the date of our inception was February 1, 1997, we commenced vessel operations with the acquisition of our first vessel on May 20, 1997. You should consider the foregoing when reviewing our consolidated financial statements and this discussion. You should read this section together with our consolidated financial statements including the notes to those financial statements for the periods mentioned above.

    We are a provider of international seaborne crude oil transportation services operating primarily in the Atlantic Basin. As of June 30, 2000, our fleet consisted of 13 vessels, nine Aframax oil tankers and four Suezmax oil tankers.

    We strive to optimize the performance of our fleet through the deployment of our vessels in both time charter contracts and in the spot market. We actively monitor macroeconomic trends as well as governmental and environmental regulations that may affect tanker rates and influence our deployment decisions. Vessels operating on time charter contracts can yield lower profit margins than vessels operating in the spot market but provide predictable cash flows and stabilize voyage revenues in the event of a decline in tanker rates. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during improvements in tanker rates.

    In the past we have also deployed our vessels on bareboat contracts whereby all operating expenses including drydocking costs are borne by the charterer. Although revenues and net voyage revenues are lower under this type of contract, operating income is generally equivalent to operating income generated from time charter contracts of comparable duration and effective dates.

    Our revenues and expenses are recognized ratably over the duration of the voyages and the lives of the charters. We recognize the revenues of time charter contracts that contain rate escalation schedules at the average rate over the life of the contract. We derive, and believe that we will continue to derive, a significant portion of our net voyage revenues from a limited number of customers.

    We depreciate our vessels on a straight-line basis from their date of initial delivery from the shipyard over a 25-year period with a residual value currently calculated on the basis of $125 per lightweight ton. We capitalize our drydock expenses, and amortize their cost on a straight-line basis over the life of the survey cycle, which is generally a two to five year period. Our expenditures for minor maintenance, repairs and replacements are expensed as incurred.

    Historically, the tanker industry has been cyclical, experiencing volatility in revenues and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have tended historically to exhibit seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern hemisphere.

    Operating results for the past three years reflect the increase in the size of our fleet, changes in tanker rates during these periods and the deployment of our vessels on time charter or in the spot market. We believe that our competitive strengths have resulted in time charter equivalent, or "TCE," rates and operating costs that are superior to averages indicated by industry data and as a result we have achieved consistently higher operating cash flow per vessel compared to an average of certain other publicly traded shipping companies.

    TCE rates, the way in which tanker rates are commonly measured, are average daily voyage revenues less voyage expenses and commissions, divided by voyage ship days for the round trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot market or time charter, as well as port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of tanker rates. For this reason, we believe most ship owners base economic decisions regarding the deployment of vessels upon anticipated TCE rates.

    Because the limited partnerships through which we previously operated were generally treated as flow through entities for United States income tax purposes during the period discussed below, our income was passed through to the partners of the limited partnerships. Accordingly, liability for United States income tax is not reflected in our financial statements or the discussion below. We do not expect to be subject to the United States federal income tax on a net income basis upon completion of this offering, though we may be subject to a United States federal tax equal to 2% of our gross shipping income from transportation beginning or ending in the United States. For further information, see the discussion under the headings "Risk Factors" and "Tax Considerations" in this prospectus.

    Our fleet includes 20 vessels, 13 of which, prior to this offering, were owned by partnerships for which affiliates of Peter C. Georgiopoulos acted as general partner. Of the remaining seven vessels, six were commercially managed by affiliates of Mr. Georgiopoulos prior to this offering and the seventh was under non-affiliated management. These seven vessels and their operating results are not reflected in our financial statements or the discussion below. Prior to the completion of this offering, all 20 of these vessels will be acquired for shares of our common stock. We will also acquire the business of United Overseas Tankers Ltd. See the discussions under the heading "Recapitalization" and "Certain Relationships and Related Transactions" for more information regarding these acquisitions.

RESULTS OF OPERATIONS

    Margin analysis for the indicated items as a percentage of net voyage revenues for the six-month periods ended June 30, 2000 and 1999, the years 1999 and 1998 and the period from our inception in February 1997 to December 31, 1997 is set forth in the table below.

                        INCOME STATEMENT MARGIN ANALYSIS
                           (% of Net Voyage revenues)

                                                                                             ELEVEN
                                            SIX MONTHS ENDED           YEAR ENDED            MONTHS
                                                JUNE 30,              DECEMBER 31,            ENDED
                                           -------------------   ----------------------   DECEMBER 31,
                                             2000       1999       1999          1998         1997
                                           --------   --------   --------      --------   -------------
Net voyage revenues......................      100%       100%       100%          100%          100%
Operating expenses
Direct vessel expenses...................     26.3       31.2       35.2          30.3          25.2
General and administrative expenses......      5.8        6.2        7.1           5.5           9.2
Depreciation and amortization............     28.7       32.6       36.2          31.8          28.4
                                            ------     ------     ------        ------        ------
Total operating expenses.................     60.8       70.0       78.5          67.6          62.8
                                            ------     ------     ------        ------        ------
Operating income.........................     39.2       30.0       21.5          32.4          37.2
Net interest expenses....................     23.0       27.5       30.2          28.3          25.2
                                            ------     ------     ------        ------        ------
Net income (loss)........................     16.2        2.5       (8.7)          4.1          12.0
                                            ======     ======     ======        ======        ======
EBITDA...................................     67.9       62.5       57.7          64.3          65.7

    "Same Fleet" data consist of financial and operational data only from those vessels that were part of our fleet for both complete periods under comparison. We feel that this presentation facilitates a more accurate analysis of our operational and financial performance between periods. The vessels for which Same Fleet data is provided for comparison of the six months ended June 30, 2000 and 1999 are different from the vessels for which Same Fleet data is provided for comparison of the years 1999 and 1998. As a result, comparison of Same Fleet data provided for periods which are not directly compared in the table below will not yield meaningful results.

Same Fleet financial and operational data as well as margin analysis for the indicated items as a percentage of net voyage revenues for the same periods is set forth in the table below.

                              SAME FLEET ANALYSIS

                                                              SAME FLEET            SAME FLEET
                                                           SIX MONTHS ENDED         YEAR ENDED
                                                               JUNE 30,            DECEMBER 31,
                                                          -------------------   -------------------
                                                            2000       1999       1999       1998
                                                          --------   --------   --------   --------
INCOME STATEMENT DATA ($ in thousands)
Net voyage revenues.....................................  $33,675    $29,400    $35,867    $38,982
Operating expenses
Direct vessel expenses..................................    9,096      9,183     11,679     11,563
General and administrative expenses.....................    1,879      1,832      1,880      1,936
Depreciation and amortization...........................   10,220      9,582     12,189     11,837
                                                          -------    -------    -------    -------
Total operating expenses................................   21,195     20,597     25,748     25,336
Operating income........................................   12,479      8,803     10,118     13,646
Net interest expense....................................    8,072      8,081      8,741      9,835
                                                          -------    -------    -------    -------
Net income..............................................  $ 4,407    $   722    $ 1,378    $ 3,811

INCOME STATEMENT MARGIN ANALYSIS
(% of net voyage revenues)
Net voyage revenues.....................................      100%       100%       100%       100%
Operating expenses
Direct vessel expenses..................................     27.0       31.2       32.6       29.7
General and administrative expenses.....................      5.6        6.2        5.2        5.0
Depreciation and amortization...........................     30.3       32.6       34.0       30.3
                                                          -------    -------    -------    -------
Total operating expenses................................     62.9       70.0       71.8       65.0
Operating income........................................     37.1       30.0       28.2       35.0
Net interest expense....................................     24.0       27.5       24.4       25.2
                                                          -------    -------    -------    -------
Net income..............................................     13.1        2.5        3.8        9.8
                                                          =======    =======    =======    =======
EBITDA..................................................     67.4       62.5       62.2       65.4

OTHER FINANCIAL DATA ($ in thousands)
Net cash provided by operating activities...............  $15,362    $ 9,454    $14,950    $13,823
EBITDA..................................................   22,699     18,385     22,307     25,483
Capital expenditures
Drydocking..............................................     (991)      (500)    (3,618)      (250)

FLEET DATA
Weighted average number of vessels......................     10.0        9.9        6.0        6.0
Total voyage days for fleet.............................    1,788      1,775      2,051      2,190
Total calendar days for fleet...........................    1,820      1,810      2,190      2,190
Fleet utilization.......................................     98.2%      98.1%      93.7%       100%

AVERAGE DAILY RESULTS
TCE.....................................................  $18,834    $16,564    $17,487    $17,800
Total vessel operating expenses.........................    5,999      6,028      6,120      6,164
EBITDA..................................................   12,472     10,157     10,186     11,636

    SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO THE SIX MONTHS ENDED JUNE 30,
     1999

    NET VOYAGE REVENUES--Our net voyage revenues increased by approximately
$8.9 million, or 30.4%, to approximately $38.3 million for the six months ended June 30, 2000 compared to approximately $29.4 million for the six months ended June 30, 1999. This increase is primarily due to the overall growth of our fleet as well as changes in tanker rates. Of the total increase in our net voyage revenues of approximately $8.9 million, approximately $4.7 million resulted from our acquisition of three vessels subsequent to June 30, 1999, which represented a 12.7% increase in the size of our annual average fleet. We acquired the GENMAR GABRIEL in September 1999, the GENMAR ZOE in May 2000 and the GENMAR MACEDON in June 2000.

    On an overall fleet basis:

    - Our average daily TCE rate per vessel increased by approximately $2,600, or 15.7%, to approximately $19,200 for the six months ended June 30, 2000 compared to approximately $16,600 for the six months ended June 30, 1999.

    - Approximately $16.4 million, or 42.9%, of our net voyage revenue was generated by time charter contracts and approximately $21.9 million, or 57.1%, was generated in the spot market for the six months ended June 30, 2000, compared to approximately $18.0 million, or 61.1%, of our net voyage revenue generated by time charter contracts and approximately
      $11.4 million, or 38.9%, generated in the spot market for the six months ended June 30, 1999.

    - Our vessels operated an aggregate of 967 days, or 48.3%, on time charter contracts and 1,033 days, or 51.7%, in the spot market for the six months ended June 30, 2000, compared to 929 days, or 52.3%, on time charter contracts and 846 days, or 47.7%, in the spot market for the six months ended June 30, 1999.

    - Average daily time charter rates were approximately $17,000 for the six months ended June 30, 2000 compared to average daily time charter rates of approximately $19,300 for the six months ended June 30, 1999. This decrease in average daily time charter rates is due to the expiration of some of our time charter contracts and the introduction of new contracts that reflect the time charter rates prevalent at that time.

    - Average daily spot rates were approximately $21,200 for the six months ended June 30, 2000 compared to average daily spot rates of approximately $13,500 for the six months ended June 30, 1999. This increase is the result of an overall improvement in tanker rates for the six months ended June 30, 2000 compared to the tanker market for the six months ended
      June 30, 1999.

    Of our net voyage revenues of approximately $38.3 million, approximately $33.7 million was attributable to our Same Fleet. Our Same Fleet for the periods ending June 30, 2000 and 1999 consisted of ten vessels, eight Aframax vessels and two Suezmax vessels. Same Fleet net voyage revenues increased approximately $4.3 million, or 14.5%, to approximately $33.7 million for the six months ended June 30, 2000 compared to approximately $29.4 million for the six months ended June 30, 1999. This increase is attributable to changes in spot and time charter tanker rates for the six months ended June 30, 2000 compared to those for the six months ended June 30, 1999.

    On a Same Fleet basis:

    - Our average daily TCE rate per vessel increased by approximately $2,300, or 13.7%, to approximately $18,800 for the six months ended June 30, 2000 compared to approximately $16,600 for the six months ended June 30, 1999.

    - Approximately $16.4 million, or 48.8%, of our net voyage revenue was generated by time charter contracts and approximately $17.2 million, or 51.2%, was generated in the spot market for the six months ended June 30, 2000, compared to approximately $18.0 million, or 61.1%, of our net voyage revenue generated by time charter contracts and approximately $11.4 million, or 38.9%, generated in the spot market for the six months ended June 30, 1999.

    - Our vessels operated an aggregate of 967 days, or 54.1%, on time charter contracts and 821 days, or 45.9%, in the spot market for the six months ended June 30, 2000 compared to 929 days, or 52.3%, on time charter contracts and 846 days, or 47.7%, in the spot market for the six months ended June 30, 1999.

    - Average daily time charter rates were approximately $18,000 for the six months ended June 30, 2000 compared to average daily time charter rates of approximately $20,200 for the six months ended June 30, 1999. This decrease is due to changes in the deployment of Same Fleet vessels operating on time charter contracts as well as the rates associated with new contracts.

    - Average daily spot rates were approximately $24,900 for the six months ended June 30, 2000 compared to average daily spot rates of approximately $13,500 for the six months ended June 30, 1999. This increase is the result of changes in the deployment of Same Fleet vessels operating in the spot market as well as an overall improvement in tanker rates for the six months ended June 30, 2000 compared to the tanker market for the six months ended June 30, 1999.

    DIRECT VESSEL EXPENSES--Our direct vessel expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, fuel, maintenance and repairs increased by approximately $0.9 million, or 9.8% to approximately $10.0 million for the six months ended June 30, 2000 compared to approximately $9.2 million for the six months ended June 30, 1999. This increase is primarily due to the growth of our fleet. On a daily basis, our direct vessel expenses per vessel per day decreased approximately $200 to approximately $4,900 for the six months ended June 30, 2000 compared to approximately $5,100 for the six months ended June 30, 1999. Same Fleet direct vessel expenses decreased approximately $0.1 million to approximately $9.1 million for the six months ended June 30, 2000 compared to approximately $9.2 million for the six months ended June 30, 1999. Same Fleet daily direct vessel expenses decreased approximately $100 to approximately $5,000 for the six months ended June 30, 2000 from $5,100 for the six months ended June 30, 1999.

    GENERAL AND ADMINISTRATIVE EXPENSES- Our general and administrative expenses increased by approximately $0.4 million, or 21.2%, to approximately
$2.2 million for the six months ended June 30, 2000 compared to approximately $1.8 million for the six months ended June 30, 1999. This increase is primarily due to an increase in payroll expenses reflecting the increase in the number of our personnel in connection with the growth of our fleet for six months ended June 30, 2000 compared to the six months ended June 30, 1999.

    DEPRECIATION AND AMORTIZATION--Our depreciation and amortization, which includes depreciation of our vessels as well as amortization of our drydocking and special survey costs and loan fees, increased by approximately
$1.4 million, or 14.9%, to $11.0 million for the six months ended June 30, 2000 compared to approximately $9.6 million for the six months ended June 30, 1999, primarily as a result of the growth of our fleet. This increase is primarily due to the growth of our fleet as well as an additional amortization of approximately $0.6 million in drydocking costs for the six months ended
June 30, 2000 compared to the six months ended June 30, 1999.

    NET INTEREST EXPENSE--Our net interest expense increased by approximately $0.7 million, or 9.0%, to approximately $8.8 million for the six months ended June 30, 2000 compared approximately $8.1 million for the six months ended
June 30, 1999. This increase is primarily the result of new debt associated with the acquisition of vessels.

    NET INCOME--Net income consists of operating income less net interest expense. Our net income was approximately $6.2 million for the six months ended June 30, 2000 compared to net income of approximately $0.7 million for the six months ended June 30, 1999.

    YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

    NET VOYAGE REVENUES--Our net voyage revenues increased by approximately
$3.0 million, or 5.7%, to approximately $54.7 million for the year ended December 31, 1999 compared to approximately $51.8 million for the year ended December 31, 1998. This increase is primarily due to the overall growth of our fleet as well as changes in tanker rates and the transition of vessels operating on bareboat contracts to time charter contracts or in the spot market. Bareboat net voyage revenues were approximately $1.4 million for the year ended
December 31, 1998. We had no bareboat contracts for the year ended December 31, 1999. Of the total increase in our net voyage revenues of approximately
$3.0 million, approximately $0.7 million resulted from our acquisition of one vessel subsequent to December 31, 1998, which represented a 19.3% increase in the size of our annual average fleet. We acquired the GENMAR GABRIEL in September 1999.

    On an overall fleet basis:

    - Our average daily TCE rate per vessel decreased by approximately $1,900, or 11.1%, to approximately $15,200 for the year ended December 31, 1999 compared to approximately $17,100 for the year ended December 31, 1998.

    - Approximately $33.0 million, or 60.4%, of our net voyage revenue was generated by time charter contracts and approximately $21.7 million, or 39.6%, was generated in the spot market for the year ended December 31, 1999, compared to approximately $33.7 million, or 65.2%, of our net voyage revenue generated by time charter contracts, approximately $16.6 million, or 32.1%, generated in the spot market and approximately $1.4 million, or 2.7%, generated by bareboat contracts for the year ended December 31, 1998.

    - Our vessels operated an aggregate of 1,738 days, or 48.2%, on time charter contracts, 1,865 days, or 51.8%, in the spot market for the year ended December 31, 1999, compared to 1,679 days, or 55.4%, on time charter contracts, 1,208 days, or 39.9%, in the spot market and 143 days, or 4.7%, on bareboat contracts for the year ended December 31, 1998.

    - Average daily time charter rates were approximately $19,000 for the year ended December 31, 1999 compared to average daily time charter rates of approximately $20,100 for the year ended December 31, 1998. This decrease in average daily time charter rates is due to the expiration of some of our time charter contracts as well as the introduction of new contracts that reflect the time charter rates prevalent at that time.

    - Average daily spot rates were approximately $11,600 for the year ended December 31, 1999 compared to average daily spot rates of approximately $13,700 for the year ended December 31, 1998. This decrease is the result of an overall decline in tanker rates for the year ended December 31, 1999 compared to the tanker market for the year ended December 31, 1998.

    - We had no vessels operating on bareboat contracts for the year ended December 31, 1999. Average daily bareboat contract rates were approximately $10,000 for the year ended December 31, 1998.

    Of our net voyage revenues of approximately $54.7 million, approximately $35.9 million was attributable to our Same Fleet. Our Same Fleet for the years ending December 31, 1999 and 1998 consisted of six vessels, four Aframax vessels and two Suezmax vessels. Same Fleet net voyage revenues decreased approximately $3.1 million, or 8.0%, to approximately $35.9 million for the year ended December 31, 1999 compared to approximately $39.0 million for the year ended December 31, 1998.

This decrease is attributable to changes in spot and time charter tanker rates for the year ended December 31, 1999 compared to those for the year ended December 31, 1998. Bareboat net voyage revenues were approximately $1.4 million for the year ended December 31, 1998. We had no bareboat contracts for the year ended December 31, 1999.

    On a Same Fleet basis:

    - Our average daily TCE rate per vessel decreased by approximately $300, or 1.8%, to approximately $17,500 for the year ended December 31, 1999 compared to approximately $17,800 for the year ended December 31, 1998.

    - Approximately $31.8 million, or 88.7%, of our net voyage revenue was generated by time charter contracts and approximately $4.0 million, or 11.3%, was generated in the spot market for the year ended December 31, 1999, compared to approximately $28.4 million, or 72.8%, of our net voyage revenue generated by time charter contracts, approximately $9.2 million, or 23.5%, generated in the spot market and approximately $1.4 million, or 3.7%, generated by bareboat contracts for the year ended December 31, 1998.

    - Our vessels operated an aggregate of 1,679 days, or 81.9%, on time charter contracts and 372 days, or 18.1%, in the spot market for the year ended December 31, 1999 compared to 1,410 days, or 64.4%, on time charter contracts, 637 days, or 29.1%, in the spot market and 143 days, or 6.5%, on bareboat contracts for the year ended December 31, 1998.

    - Average daily time charter rates were approximately $19,300 for the year ended December 31, 1999 compared to average daily time charter rates of approximately $19,600 for the year ended December 31, 1998. This decrease is due to changes in Same Fleet vessels operating on time charter contracts as well as the daily rates associated with new contracts.

    - Average daily spot rates were approximately $10,500 for the year ended December 31, 1999 compared to average daily spot rates of approximately $14,400 for the year ended December 31, 1998. This decrease is the result of an overall decline in tanker rates for the year ended December 31, 1999 compared to the tanker market for the year ended December 31, 1998.

    - We had no vessels operating on bareboat contracts for the year ended December 31, 1999. Average daily bareboat contract rates were approximately $10,000 for the year ended December 31, 1998.

    DIRECT VESSEL EXPENSES--Our direct vessel expenses increased by approximately $3.6 million, or 22.9% to $19.3 million for the year ended December 31, 1999 compared to approximately $15.7 million for the year ended December 31, 1998. This increase is primarily due to the growth of our fleet. On a daily basis, our direct vessel expenses per vessel per day decreased approximately $100 to approximately $5,100 for the year ended December 31, 1999 compared to approximately $5,200 for the year ended December 31, 1998. Same Fleet direct vessel expenses remained unchanged at approximately $11.6 million for both periods. Same Fleet daily direct vessel expenses were approximately $5,300 for the same periods.

    GENERAL AND ADMINISTRATIVE EXPENSES--Our general and administrative expenses increased by approximately $1.0 million, or 36.8%, to approximately
$3.9 million for the year ended December 31, 1999 compared to approximately
$2.8 million for the year ended December 31, 1998. This increase is primarily due to an increase in payroll expenses reflecting the increase in the number of our personnel in connection with the growth of our fleet for the year ended December 31, 1999 compared to the year ended December 31, 1998.

    DEPRECIATION AND AMORTIZATION--Our depreciation and amortization increased by approximately $3.3 million, or 20.1%, to approximately $19.8 million for the year ended December 31, 1999 compared to approximately $16.5 million for the year ended December 31, 1998, primarily as a result of the growth of our fleet for the year ended December 31, 1999 compared to the year ended December 31, 1998.

    NET INTEREST EXPENSE--Our net interest expense increased by approximately $1.9 million, or 12.8%, to approximately $16.5 million for the year ended December 31, 1999 compared to approximately $14.7 million for the year ended December 31, 1998. This increase is primarily the result of new debt associated with the acquisition of vessels.

    NET INCOME--We had a net loss of approximately $4.7 million for the year ended December 31, 1999 compared to net income of approximately $2.1 million for the year ended December 31, 1998.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE ELEVEN MONTHS ENDED
     DECEMBER 31, 1997

    NET VOYAGE REVENUES--Our net voyage revenues increased by approximately $39.8 million, or 333%, to approximately $51.8 million for the year ended December 31, 1998 compared to approximately $12.0 million for the eleven months ended December 31, 1997. This increase is primarily due to the complete year of operation for the year ended December 31, 1998 compared to only approximately eleven months of operation for the period ended December 31, 1997 since our commencement of operations in February 1997, the overall growth of our fleet and changes in tanker rates. Bareboat net voyage revenues were approximately
$1.4 million for the year ended December 31, 1998 compared to approximately
$0.6 million for the eleven month period ended December 31, 1997. Of the total increase in our net voyage revenues of approximately $39.8 million, approximately $12.8 million was the result of our acquisition of four vessels subsequent to December 31, 1997, which represented a 386% increase in the size of our annual average fleet to 8.3 for the year ended December 31, 1998 from 1.7 for the eleven months ended December 31, 1997. We acquired the GENMAR MINOTAUR and GENMAR CONSTANTINE in May and the GENMAR AJAX and GENMAR AGAMEMNON in
June 1998.

    On an overall fleet basis:

    - Our average daily TCE rate per vessel decreased by approximately $2,200, or 11.5%, to approximately $17,000 for the year ended December 31, 1998 compared to approximately $19,300 for the eleven months ended
      December 31, 1997.

    - Approximately $33.7 million, or 65.2%, of our net voyage revenue was generated by time charter contracts, approximately $16.6 million, or 32.1%, was generated in the spot market and approximately $1.4 million, or 2.7%, were generated from bareboat contracts for the year ended
      December 31, 1998, compared to approximately $11.0 million, or 91.5%, of our net voyage revenue generated by time charter contracts, approximately $0.4 million, or 3.3%, generated in the spot market and approximately
      $0.6 million, or 5.2%, were generated from bareboat contracts for the eleven months ended December 31, 1997.

    - Our vessels operated an aggregate of 1,679 days, or 55.4%, on time charter contracts, 1,208 days, or 39.9%, in the spot market and 143 days, or 4.7%, on bareboat contracts for the year ended December 31, 1998, compared to 524 days, or 84.5%, on time charter contracts, 34 days, or 5.5%, in the spot market and 62 days, or 10.0%, on bareboat contracts for the eleven months ended December 31, 1997.

    - Average daily time charter rates were approximately $20,100 for the year ended December 31, 1998 compared to average daily time charter rates of approximately $21,000 for the eleven months ended December 31, 1997. This decrease in average daily time charter rates is due to the expiration of some of our time charter contracts as well as the introduction of new contracts that reflected time charter rates which were prevalent at that time.

    - Average daily spot rates were approximately $13,700 for the year ended December 31, 1998 compared to average daily spot rates of approximately $11,400 for the eleven months ended December 31, 1997. This increase is the result of an overall improvement in tanker rates for the year ended December 31, 1998 compared to the tanker market for the eleven months ended December 31, 1997.

    - Average daily bareboat contract rates were approximately $10,000 per day for the year ended December 31, 1998 and for the eleven months ended December 31, 1997.

    DIRECT VESSEL EXPENSES--Our direct vessel expenses increased by approximately $12.7 million, or 421% to $15.7 million for the year ended December 31, 1998 compared to approximately $3.0 million for the eleven months ended December 31, 1997. This increase is primarily due to the growth of our fleet. On a daily basis, our direct vessel expenses per vessel per day increased approximately $400 to approximately $5,200 for the year ended December 31, 1998 compared to approximately $4,800 for the eleven months ended December 31, 1997. Increases in direct vessel expenses were also effected by the decrease of bareboat charter days as a percentage of total voyage days and the transition of those vessels to time charter of spot market contracts and the direct vessel expenses associated with those contracts.

    GENERAL AND ADMINISTRATIVE EXPENSES--Our general and administrative expenses increased by approximately $1.7 million, or 157%, to $2.8 million for the year ended December 31, 1998 compared to approximately $1.1 million for the eleven months ended December 31, 1997. This increase is primarily due to an increase in payroll expenses reflecting the increase in the number of our personnel in connection with the growth of our fleet for the year ended December 31, 1998 compared to the eleven months ended December 31, 1997.

    DEPRECIATION AND AMORTIZATION--Our depreciation and amortization increased by approximately $13.1 million, or 385%, to $16.5 million for the year ended December 31, 1998 compared to approximately $3.4 million for the eleven months ended December 31, 1997, primarily as a result of the growth of our fleet.

    NET INTEREST EXPENSE--Our net interest expense increased by approximately $11.6 million, or 386%, to approximately $14.7 million for the year ended December 31, 1998 from approximately $3.0 million for the eleven months ended December 31, 1997. This increase is primarily the result of new debt associated with the acquisition of vessels.

    NET INCOME--We had net income of approximately $2.1 million for the year ended December 31, 1998 compared to net income of approximately $1.4 million for the eleven months ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Since our formation, our principal source of funds has been equity contributions, cash flows from operating activities and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and to fund working capital requirements. We will rely upon operating cash flows as well as long-term borrowings, the proceeds of this offering and future offerings to implement our growth plans. We believe, although we cannot be certain, that our cash flows from operating activities, long-term borrowings and the proceeds of this and future offerings will be sufficient to meet our liquidity needs for the foreseeable future.

    Our practice has been to acquire our vessels using a combination of funds received from equity investors and bank debt secured by mortgages on the vessels. From our inception in February 1997 through June 30, 2000 we acquired 13 vessels for an aggregate amount of approximately $423.6 million which was financed by approximately $308.4 million in bank debt with the balance financed through equity contributions. Our business is capital intensive and our future success will depend on our ability to maintain a modern fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire vessels on favorable terms. We will need to finance these acquisitions through borrowings under existing or future loan facilities and other debt and equity financing, for which we have no current arrangements.

    Our cash increased to approximately $16.2 million as of June 30, 2000 compared to approximately $6.8 million as of December 31, 1999. Our working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital was a deficit of approximately $19.5 million as of June 30, 2000, compared to a deficit of approximately $15.4 million as of December 31, 1999. The current portion of long-term debt included in our current liabilities was approximately $36.3 million as of June 30, 2000 and approximately $20.5 million as of December 31, 1999.

    Our EBITDA, as defined in note 3 to the "Selected Consolidated Financial and Other Data," increased by approximately $7.7 million, or 41.6%, to approximately $26.0 million for the six-month period ended June 30, 2000 from approximately $18.4 million for the six months ended June 30, 1999. This increase is primarily due to the growth of our fleet, as well as improvements in tanker rates and the decrease in our vessel operating expenses as a percentage of net voyage revenues. On a daily basis, EBITDA per vessel increased by approximately $2,600, or 25.7%, to approximately $12,800 for the six months ended June 30, 2000 from approximately $10,200 for the six months ended June 30, 1999. Same Fleet EBITDA increased by approximately $4.3 million, or 23.5%, to approximately
$22.7 million in the six months ended June 30, 2000 from approximately
$18.4 million in the six months ended June 30, 1999. Same Fleet daily EBITDA increased to approximately $12,500 from approximately $10,200 for the same periods.

    As of June 30, 2000 we had a total of 12 outstanding loan facilities with an aggregate outstanding amount of approximately $245.3 million. These loan facilities are grouped into seven packages, five of which consist of both senior and junior loan facilities, while two consist of only senior loan facilities. The seven senior loan facilities have an aggregate outstanding amount of approximately $227.6 million and the five junior loan facilities have an aggregate outstanding amount of approximately $18.0 million. These loan facilities have terms of between three and five years and were entered into at various dates between May 1997 and June 2000. The senior loan facilities require monthly or quarterly principal repayments with a final installment for the remaining outstanding balance payable at the maturity of each loan facility. The junior loan facilities require quarterly payments of interest only with the full principal payable at maturity. We believe that to satisfy our repayment obligation at the maturity of each loan facility we will need to refinance the existing loan facilities or generate funds through the selective sale of certain vessels.

    Our principal payments scheduled for the year ending December 31, 2000 are approximately $20.5 million, of which approximately $7.9 million had been paid as of June 30, 2000. Our annual principal payments scheduled through December 31, 2005 are as follows:

                                 $ in Millions

YEAR                    PRINCIPAL PAYMENT
----                    -----------------
2001.................         $ 25.1
2002.................         $147.6
2003.................         $  8.9
2004.................         $  0.0
2005.................         $  0.0

    Both senior and junior loan facilities pay a premium over LIBOR, with the premium for the senior loan facilities ranging between 1.125% to 2.5%, and the premium for the junior loan facilities being 3.0%. We entered into interest rate swap agreements at the time of most loan facilities to minimize the effects of changes in LIBOR rates during the term of the loan.

    The terms and conditions of our loan facilities require us to comply with certain restrictive covenants. We believe that these terms and conditions are consistent with loan facilities incurred by other shipping companies. These covenants include maintaining certain ratios such as: vessel market value to loan facility outstanding and EBITDA to interest expense as well as maintaining minimum levels of working capital and cash. There is also a cash sweep provision associated with one of our loan facility that will automatically pay down that loan facility with excess cash. There are no cross default provisions between loan packages; however, there are cross default provisions between junior and senior loan facilities within the same loan package. Three of the loan packages are collateralized by more than one vessel. In December 1999, we were in default under several of our loan facilities for breaching certain financial covenants. The lender has waived its right to take action with respect to any of these defaults which remain uncured through January 30, 2001.

    We are currently in discussions with our lead bank to restructure all the above loan facilities into one loan facility. It is anticipated that the restructuring will lower the interest rate associated with the debt as well as provide us with greater flexibility to properly manage our cash flow. We anticipate that the same type of covenants as discussed above will remain in effect but will be calculated using aggregate fleet values and aggregate cash flows.

    In addition to vessel acquisition, other major capital expenditures include funding our maintenance program of regularly scheduled drydockings necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of our drydockings, the costs are relatively predictable. The costs for 2000 are anticipated to be $2.1 million, of which $1.0 million has already been paid. The drydocking costs for the existing fleet of 13 vessels through 2005 are anticipated to be as follows:

                   Projected Drydocking Costs ($ in Millions)

                        PROJECTED COSTS
                        ---------------
2001.................         $0.9
2002.................         $0.6
2003.................         $0.0
2004.................         $1.5
2005.................         $0.0

    Our ability to meet this maintenance schedule will depend on our ability to generate sufficient cash flows from operations or to secure additional financing.

    Net cash provided by operating activities increased 78.0% to approximately $16.8 million for the six months ended June 30, 2000, compared to approximately $9.5 million for the six months ended June 30, 1999. This increase is primarily attributable to our increase in net income. We had net income of approximately $6.2 for the six months ended June 30, 2000 compared to net income of approximately $0.7 million for the six months ended June 30, 1999.

    Net cash used in investing activities increased to approximately
$66.9 million for the six months ended June 30, 2000 compared to approximately $0.7 million for the six months ended June 30, 1999. This increase is primarily due to our approximately $57.0 million acquisition of four vessels.

    Net cash provided by financing activities was approximately $59.5 million for the six months ended June 30, 2000 compared to approximately $8.6 million used by financing activities for the six months ended June 30, 1999. The increase in proceeds from financing activity relates to our capital expenditures during the six months ended June 30, 2000 compared to the six months ended June 30, 1999. The changes in the components of financing activities are as follows:

    - Net proceeds from borrowings under long-term debt were approximately
      $51.2 million for the six months ended June 30, 2000. The debt was incurred to partially finance the acquisition of three vessels. There were no such borrowings for the six months ended June 30, 1999.

    - Principal repayments of long-term debt were approximately $7.9 million for the six months ended June 30, 2000 compared to $31.6 million for the six months ended June 30, 1999. This change is the result of the overall change in the level of our long-term debt, the amount and timing of the principal repayments associated with our long-term debt and the unscheduled repayment of long-term debt of approximately $23.6 million associated with a loan facility covenant for the six months ended
      June 30, 1999.

    - Equity contributions from investors were approximately $15.5 million for the six months ended June 30, 2000, compared to approximately
      $23.6 million for the six months ended June 30, 1999. The equity contributions during the later period were used to partially finance the acquisition of three vessels. Those during the earlier period were used for the unscheduled repayment of long-term debt.

    Net cash provided by operating activities increased 4.3% to approximately $16.6 million for the year ended December 31, 1999 compared to approximately $15.9 million for the year ended December 31, 1998. This increase is primarily attributable to the growth of our fleet.

    Net cash used in investing activities decreased to approximately
$22.8 million for the year ended December 31, 1999 compared to approximately $159.5 million for the year ended December 31, 1998. This decrease was the result of our purchase of one vessel for approximately $18.2 million for the year ended December 31, 1999 compared to our purchase of four vessels for approximately $158.7 million for the year ended December 31, 1998.

    Net cash provided by financing activities was approximately $6.6 million for the year ended December 31, 1999 compared to approximately $146.7 million provided by financing activities for the year ended December 31, 1998. The increase in proceeds from financing activities relates to our capital expenditures during the year ended December 31, 1999 compared to the year ended December 31, 1998. The changes in the components of financing activities are as follows:

    - Net proceeds from a shareholder's loan were approximately $15.0 million for the year ended December 31, 1999. The debt was incurred to partially finance the acquisition of one vessel compared to approximately
      $119.0 million for the year ended December 31, 1998, which was incurred to partially finance the acquisition of four vessels.

    - Principal repayments of long-term debt were approximately $39.6 million for the year ended December 31, 1999 compared to approximately
      $13.0 million for the year ended December 31, 1998. This change is the result of the overall change in the level of our long-term debt, the amount and timing of the principal repayments associated with our long-term debt and the unscheduled repayment of long-term debt of approximately $23.6 million associated with a loan facility covenant for the year ended December 31, 1999.

    - Equity contributions from investors were approximately $31.0 million for the year ended December 31, 1999, compared to approximately $42.0 million for the year ended December 31, 1998. The equity contributions during the later period were used for the unscheduled repayment of long-term debt and to partially finance the acquisition of one vessel. Those during the earlier period were used to partially finance the acquisition of four vessels.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INTEREST RATE RISK

    We are exposed to various market risks, including changes in interest rates. The exposure to interest rate risk relates primarily to our debt. At June 30, 2000 and December 31, 1999, we had $245.3 million and $202.0 million, respectively, of floating rate debt with margins over LIBOR ranging from
1.125 percent to 3.0 percent.

    We use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. As of June 30, 2000 and December 31, 1999, we entered into interest rate swap agreements having aggregate notional amounts of $95.2 million and $103.8 million, respectively, which effectively fixes LIBOR on a like amount of principal at rates ranging from 7.3% to 9.4%. Increases in LIBOR would increase our interest expense to the extent it affects the $150.2 million and $98.3 million of floating rate debt that is not hedged at June 30, 2000 and December 31, 1999, respectively. A one percent increase in LIBOR would increase interest expense by $1.5 million per year from June 30, 2000 and $1.0 million per year from December 31, 1999.

                                                                       CARRYING AMOUNT
                                                          CONTRACT   --------------------     FAIR
($ IN THOUSANDS)                                           AMOUNT     ASSET     LIABILITY    VALUE
----------------                                          --------   --------   ---------   --------
JUNE 30, 2000
Interest Rate Swap Agreements...........................  $ 95,150     $ --
Debt....................................................  $245,338              $245,338    $245,338

DECEMBER 31, 1999
Interest Rate Swap Agreements...........................  $103,750     $ --                 $    576
Debt....................................................  $202,000              $202,000    $202,000

FOREIGN EXCHANGE RATE RISK

    The international tanker industry's functional currency is the U.S. dollar. As virtually all of our revenues and most of our operating costs are in U.S. dollars, we believe that our exposure to foreign exchange risk is insignificant.

                                  THE INDUSTRY

OVERVIEW

    International seaborne transportation of crude oil derives from the need to move crude oil from points of production to points of consumption, typically oil refineries and storage facilities. Additional tanker transportation is also required for bulk movements of refined petroleum products to subsequent points of distribution. Demand for oil tankers is influenced by many factors including international economic activity, geographic changes in oil production and consumption patterns, oil price levels and inventory policies of the major oil and oil trading companies. Additionally, the carrying capacity of the international tanker fleet, or tanker supply, is a critical determinant in pricing for tanker transportation services.

    Tanker operators transport crude oil for oil companies, oil traders, large oil consumers, petroleum product producers and government agencies under spot charters and time charter contracts. Under both of these charters, the operator is responsible for the vessel's maintenance and operations, including providing the crew, and maintaining, repairing and insuring the vessel. Alternatively, operators may "bareboat" charter the vessel to the user. Under bareboat charters, the user is responsible for the vessel's maintenance and operations.

    We believe that several factors are converging to significantly alter the tanker business over the next several years. These factors include consolidation among tanker owners and operators, increased awareness of the need for quality tonnage and tanker operators as a result of heightened environmental concerns, changes in world oil demand and the scrapping of most of the vessels built in the mid 1970s, as they near the end of their useful lives. The following chart depicts the world tanker fleet development during the past 30 years.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

World Tanker Fleet Development
Deliveries and Scrappings (in millions of dwt)

      DELIVERIES*  SCRAPPINGS*  (IN MILLIONS OF DWT)
1970           21         -0.8                 136.5
1971         20.8         -0.6                 156.3
1972         20.8         -2.3                 176.2
1973         28.5         -1.4                 194.1
1974         41.3           -2                 220.5
1975         47.1         -8.1                 259.4
1976         38.9        -10.1                 297.6
1977         20.4         -8.4                 325.3
1978         10.6        -13.4                 336.2
1979          7.8         -6.2                 332.3
1980          7.1         -7.9                 332.2
1981          8.4        -12.8                 329.4
1982          6.4        -23.5                 324.3
1983          5.1        -23.6                 305.2
1984          3.8          -20                 285.7
1985          4.4        -25.8                 268.2
1986          7.4        -10.8                 244.8
1987          5.7         -6.6                 240.9
1988          7.3         -2.4                 239.7
1989            9         -1.2                 244.6
1990          9.1         -2.7                 252.4
1991         11.8         -2.5                 258.7
1992         16.3          -10                 265.8
1993         17.5        -11.8                 271.7
1994         10.5        -12.4                 276.4
1995         11.6        -10.8                 272.8
1996         12.1           -6                 272.8
1997          8.2         -3.5                 276.6
1998         13.3         -6.5                 278.4
1999           20        -16.8                 283.8
2000         15.9        -11.8                 286.5

World Tanker Fleet Size (in millions of dwt)
Source: Clarkson Research Studies. * Deliveries and Scrappings are annual rates; 2000 data is through September. ** Fleet Size is as of the beginning of the year.

    The significant tanker deliveries during the mid 1970s now contribute to an aging world tanker fleet, approximately 29% of which, based on dwt, was older than 20 years of age as of September 2000, as shown in the chart below.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

YEAR  PERCENT OF WORLD TANKER FLEET 20 YEARS AND OLDER
1991                                              7.8%
1992                                              8.6%
1993                                              9.3%
1994                                             10.9%
1995                                             17.6%
1996                                             27.2%
1997                                             34.4%
1998                                             36.7%
1999                                             36.2%
2000                                             32.3%

    The seaborne crude oil transportation business is highly fragmented. Seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent ship owners and captive fleets of oil companies (both private and state-owned). The independent companies own approximately 80% of the current world tanker capacity, with the balance being owned by oil companies and state-owned fleets. According to Clarkson Research Studies, as of July 2000, there were approximately 551 beneficial tanker owners, with a world tanker fleet of approximately 3,407 vessels, or 290.4 million dwt. Analysis of historical data has shown a noticeable trend of consolidation through mergers, acquisitions and joint marketing arrangements among tanker owners for the past several years, according to Clarkson Research Studies. As of September 2000, the top 10 tanker owners accounted for approximately 24.5% of the world tanker fleet, as measured by dwt, up from 18.7% in 1997.

    A second trend in the tanker industry over the past several years has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90 and IMO regulations. The seaborne oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Since the EXXON VALDEZ oil spill of 1989 there has been heightened environmental concern evident through international conventions and protocols, classification society procedures and requirements of protection and indemnity associations and charterers. In December 1999, an accident involving the 24-year old single-hull tanker ERIKA occurred off the coast of France, resulting in a highly-publicized oil spill. We believe these factors have increased demand for higher quality tanker construction, management, operation, maintenance and repair.

    Oil companies which act as charterers, terminal operators, shippers and receivers have recently paid higher charter rates for modern tonnage. They continue to periodically inspect vessels and monitor companies for compliance with their quality and safety standards. We believe that the increasingly stringent regulatory environment, and the emphasis on quality and environmental protection, will accelerate the obsolescence of older, lower quality tankers and provide a competitive advantage to companies with high quality management that operate modern tankers. We also believe the increasing selectiveness of the oil companies will contribute to further industry consolidation among tanker owners and operators.

    Pricing of crude oil transportation services occurs in a highly competitive and efficient global tanker charter market. Although some business is conducted directly between ship owners and charterers, typically one or more brokers act as intermediaries in most transactions. Tankers are chartered around the clock in several shipping centers, including London, New York, Oslo, Singapore and Tokyo. Time charters, as well as vessel sale and purchase transactions, are generally negotiated through brokers in the same centers.

    In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following six major types of vessels, based on vessel carrying capacity:

    - Ultra Large Crude Carriers, or ULCCs, of approximately 320,000 dwt or more;

    - Very Large Crude Carriers, or VLCCs, of approximately 200,000 to 320,000 dwt;

    - Suezmax size tankers of approximately 120,000 to 200,000 dwt;

    - Aframax size tankers of approximately 80,000 to 120,000 dwt;

    - Panamax size tankers of approximately 60,000 to 80,000 dwt; and

    - Small tankers (such as Handysize) of less than approximately 60,000 dwt.

    ULCCs and VLCCs typically transport crude oil in long-haul trades, mainly from the Arabian Gulf to Western Europe and the U.S., via the Cape of Good Hope, and Asia. According to Clarkson Research Studies, during 1999, long haul crude oil trades accounted for 31.2% of total seaborne imports to the United States, and as of September 2000, the combined cargo capacity of ULCCs and VLCCs represented approximately 43% of the total world tanker fleet, measured by dwt. While the ULCC/VLCC market differs from smaller size tanker markets, the ULCCs and VLCCs, given their capacities, influence the tanker charter market in general. Suezmax size tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa and the North Sea to the East Coast of the United States. Aframax size vessels generally engage in both medium- and short-haul trades and carry crude oil or petroleum products. Panamax size and smaller tankers mostly transport petroleum products in short- to medium-haul trades.

    In addition to tankers that carry only oil, the tanker fleet includes oil/bulk/ore carriers, or "O/B/Os" which are combination carriers. These vessels, of various sizes, are capable of carrying either crude oil or dry bulk cargoes. According to Clarkson Research Studies, as of September 2000, approximately 80% of all combination carriers were transporting oil, and these vessels represented approximately 4.2% of the world tanker fleet, based on total cargo capacity.

    As of September 2000, data compiled by Clarkson Research Studies showed there were 523 Aframax and 282 Suezmax tankers in the world tanker fleet, accounting for an aggregate of 90.9 million dwt and approximately 31.3% of world oil tanker cargo capacity. Unlike smaller vessels such as Panamax and Handysize tankers, Aframax and Suezmax vessels are large enough to allow them to benefit from economies of scale in some regional markets. They also have access to a wide range of ports, many of which are not accessible by larger vessels such as ULCCs and VLCCs, and are particularly well-suited for trading in regional markets, including the Atlantic Basin. Our Aframax and Suezmax tankers in the Atlantic Basin transport crude oil from four primary production locations--the North Sea, West Africa, the Caribbean and South and Central America--to refineries and storage points located short to medium distances away, in particular to ports in the eastern United States.

TANKER DEMAND

    Tanker demand derives from a combination of several factors including world oil supply and demand, where the oil is produced and where it is refined or consumed. Tanker demand is generally expressed in "ton-miles" and is measured as the product of (a) the amount, or tonnage, of crude oil transported in tankers and (b) the distance over which this oil is transported. Tonnage of oil shipped is primarily a function of global oil consumption, which is driven by economic activity as well as the long-term impact of oil prices on the location and related volume of oil production. Tonnage of oil shipped is also influenced by transportation alternatives such as pipelines.

    The distance over which oil is transported is the most variable element of the ton-mile demand equation. It is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and the optimal economic distribution of such production to destinations for refining and consumption. Seaborne trading patterns are also periodically influenced by geopolitical events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Tankers, particularly older vessels, are also used as "floating storage" by oil companies and oil traders, particularly during times of supply uncertainty.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

TON MILES VS. WORLD TANKER FLEET
                                      Ton-Miles            Fleet Size
Year                              (in billions)  (in millions of dwt)
1970                                      5,597                 136.5
1971                                      6,654                 156.3
1972                                      7,720                 176.2
1973                                      9,207                 194.1
1974                                      9,661                 220.5
1975                                      8,885                 259.4
1976                                     10,199                 297.6
1977                                     10,408                 325.3
1978                                      9,561                 336.2
1979                                      6,452                 332.3
1980                                      8,219                 332.2
1981                                      7,193                 329.4
1982                                      5,212                 324.3
1983                                      4,478                 305.2
1984                                      4,508                 285.7
1985                                      4,007                 268.2
1986                                      4,640                 244.8
1987                                      4,671                 240.9
1988                                      5,065                 239.7
1989                                      5,736                 244.6
1990                                      6,261                 252.4
1991                                      6,757                 258.7
1992                                      6,977                 265.8
1993                                      7,251                 271.7
1994                                      7,330                 276.4
1995                                      7,225                 272.8
1996                                      7,495                 272.8
1997                                      7,830                 276.6
1998                                      7,793                 278.4
1999                                      7,500                 283.8
2000E                                     7,700                 286.5

    The overall increase in world oil demand over the past five years has strongly affected the market for oil transportation. According to the International Energy Agency, or IEA, between 1995 and 1999, world oil consumption increased at a compound annual growth rate of 1.6%. The IEA reported a 1.6% increase in world oil consumption in 1999 and forecasts that world oil consumption will grow by 1.3% in 2000 and 2.5% in 2001. The following table indicates the geographic breakdown of world oil demand during the past five years and forecasted for 2000 and 2001.

                                WORLD OIL DEMAND
                         (MILLIONS OF BARRELS PER DAY)

                                                                                   FIVE YEAR                ESTIMATED
                                                                                    COMPOUND                 PERCENT
                                                                                     ANNUAL                  CHANGE
                             1995       1996       1997       1998       1999     GROWTH RATE     2000E     1999-2000    2001E
                           --------   --------   --------   --------   --------   ------------   --------   ---------   --------
OECD(1) Demand
North America                21.6       22.2       22.7       23.1       23.9          2.6%        24.0        0.4%       24.5
Europe                       14.6       14.9       15.0       15.3       15.1          0.9%        15.1        0.3%       15.3
Pacific                       8.7        8.8        9.0        8.4        8.6         (0.2)%        8.7        1.6%        8.9
                             ----       ----       ----       ----       ----         ----         ----        ---        ----
  Total OECD                 44.9       45.9       46.7       46.8       47.6          1.5%        47.9        0.6%       48.8
Total Non-OECD               25.1       25.9       26.5       26.7       27.1          1.9%        27.8        2.6%       28.8
                             ----       ----       ----       ----       ----         ----         ----        ---        ----
  Total World Demand         70.0       71.8       73.1       73.5       74.7          1.6%        75.7        1.3%       77.6
                             ====       ====       ====       ====       ====         ====         ====        ===        ====

                           ESTIMATED
                            PERCENT
                            CHANGE
                           2000-2001
                           ---------
OECD(1) Demand
North America                 2.3%
Europe                        1.3%
Pacific                       1.8%
                              ---
  Total OECD                  1.9%
Total Non-OECD                3.6%
                              ---
  Total World Demand          2.5%
                              ===

------------------------------

Information based on the International Energy Agency -- Monthly Oil Report

(1)   Organisation for Economic Co-Operation and Development.

    The following table indicates the geographic breakdown of world oil supply (i.e., production) during the past five years.

                                WORLD OIL SUPPLY
                         (MILLIONS OF BARRELS PER DAY)

                                                                                   FIVE YEAR                ESTIMATED
                                                                                    COMPOUND                 PERCENT
                                                                                     ANNUAL                  CHANGE
                             1995       1996       1997       1998       1999     GROWTH RATE     2000E     1999-2000    2001E
                           --------   --------   --------   --------   --------   ------------   --------   ---------   --------
OECD(1) Supply
North America                14.1       14.3       14.6       14.5       14.0         (0.1)%       14.4        2.9%       14.7
Europe                        6.4        6.7        6.7        6.7        6.8          1.5%         6.9        1.3%        6.9
Pacific                       0.6        0.7        0.7        0.7        0.7          0.8%         0.9       31.8%        0.9
                             ----       ----       ----       ----       ----         ----         ----       ----        ----
  Total OECD                 21.1       21.7       22.1       21.9       21.4          0.4%        22.1        3.3%       22.5
Non-OECD                     21.4       21.9       22.3       22.8       23.2          2.0%        23.7        2.3%       24.1
Total OPEC(2)                27.6       28.4       29.9       30.8       29.4          1.6%        31.1        5.6%       32.1
                             ----       ----       ----       ----       ----         ----         ----       ----        ----
  Total World Supply         70.1       72.1       74.3       75.5       74.1          1.4%        76.9        3.9%       78.7
                             ====       ====       ====       ====       ====         ====         ====       ====        ====

                           ESTIMATED
                            PERCENT
                            CHANGE
                           2000-2001
                           ---------
OECD(1) Supply
North America                 2.1%
Europe                        0.4%
Pacific                       3.4%
                             ----
  Total OECD                  1.6%
Non-OECD                      1.7%
Total OPEC(2)                 3.2%
                             ----
  Total World Supply          2.3%
                             ====

Information based on the International Energy Agency -- Monthly Oil Report

(1)   Organisation for Economic Co-Operation and Development.

(2) 2000 and 2001 estimates taken from the Energy Information Administration -- Short-Term Energy Outlook October 2000.

TANKER SUPPLY

    The supply of tankers is a function of newbuilding deliveries of vessels and the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. According to Clarkson Research Studies, over the past five years, the size of the world Aframax fleet increased from approximately 42 million dwt to approximately 50 million dwt, and the current Aframax orderbook represents approximately 11.1% of the fleet. The size of the world Suezmax fleet has remained relatively stable during the past five years at approximately
38-41 million dwt, and the current Suezmax orderbook represents approximately 19.8% of the fleet. The development of each of the Aframax fleet and the Suezmax fleet is illustrated below.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        AFRAMAX
Year  Deliveries*  Scrappings*  Fleet Size**
1970          1.4            0          22.1
1971          0.6            0          23.5
1972            1            0            24
1973          0.9            0          24.8
1974            3            0          25.5
1975          4.4         -0.6          28.4
1976          3.4           -1          32.1
1977          1.1         -0.9          34.5
1978          0.8         -3.2          34.3
1979          1.2         -0.5          31.9
1980          2.3         -0.6          32.7
1981          2.2         -0.7          34.4
1982          0.6         -2.1          35.8
1983          0.7           -2          33.9
1984          0.5         -1.7          32.6
1985          1.4         -1.8          31.2
1986          2.2         -0.7          30.7
1987          1.7         -1.3          31.9
1988          1.6         -0.2          32.3
1989          1.9         -0.1          33.7
1990          2.6         -0.3          35.5
1991          2.3         -0.7          37.9
1992            3         -1.9          39.4
1993          2.5         -1.7          40.4
1994            2         -1.1          41.2
1995          1.3         -0.7          41.9
1996          1.6         -0.5          42.4
1997            2         -0.8          43.2
1998          3.7         -0.3            44
1999            5         -2.7          47.2
2000          1.5         -1.3          49.5

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        SUEZMAX
Year  Deliveries*  Scrappings*  Fleet Size**
1970          1.8            0           9.5
1971          1.9            0          11.2
1972            1            0          13.1
1973          1.9            0          13.9
1974          4.7            0            16
1975          7.7            0          20.9
1976          5.2         -0.1          28.6
1977          4.3         -0.8          33.7
1978          2.5         -1.5          37.2
1979          1.2           -1          37.7
1980          0.5         -1.3          37.4
1981          0.2         -1.5          36.9
1982          0.5         -1.2          35.3
1983          0.5         -0.8          34.3
1984          0.4         -0.3          33.7
1985            0         -0.9          33.9
1986          0.1         -0.8          32.4
1987          0.5         -0.3          31.5
1988          1.1         -0.5          32.2
1989          1.4         -0.2          32.8
1990          1.3         -0.3            34
1991            3         -0.9          34.9
1992          3.9         -0.7          36.7
1993          1.9         -1.8          39.7
1994          1.3         -1.2          39.7
1995          1.2         -1.1          39.2
1996          1.3         -1.1            39
1997          1.6         -0.3          38.5
1998          3.1         -1.3          39.6
1999          2.4         -3.1          40.7
2000          2.6         -1.9          39.8

    Typically, tankers are delivered within 18 to 36 months after they are ordered depending on the available capacity of the shipyard. Newbuilding deliveries of Aframax and Suezmax tankers, which were limited during the poor market conditions of the mid-1990s, increased after 1997 due to improved market conditions and in anticipation of the replacement of an aging fleet.

    We believe that the current orderbook represents a meaningfully smaller percentage of the worldwide Aframax and Suezmax tanker fleets than do the vessels 20 years of age or older. According to Clarkson Research Studies and as shown in the chart below, as of September 2000, the Aframax newbuilding orderbook consisted of orders for approximately 11.1% of the existing fleet, or approximately 5.6 million dwt, as compared to approximately 18.3% of the vessels in the current world Aframax fleet, or 9.2 million dwt, that were 20 years of age or older as of September 2000. Similarly, the Suezmax newbuilding orderbook consisted of orders for 19.8% of the existing fleet, or approximately
8.1 million dwt, as compared to approximately 30.5% of the vessels in the current world Suezmax fleet, or 12.4 million dwt, that are 20 years of age or older.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                             AFRAMAX  SUEZMAX
Orderbook as % of Fleet       11.10%   19.80%
% of Fleet 20 Years & Older   18.30%   30.50%

           Source: Clarkson Research Studies.
          Data is based on dwt. Data is as of September 1, 2000.

    Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its anticipated useful life than it is to upgrade the vessel to maintain it "in-class." In many cases, particularly when tankers reach the 20 to 25 year age range, the costs associated with conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel "in-class" may not be justified. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness, and vessels must be certified as "in-class" in order to continue to trade. In addition, IMO regulations impose significant restrictions on vessels trading beyond 25 years of age.

    We believe that scrapping of most of the vessels delivered in the mid-1970s, as they near the end of their useful lives, in conjunction with customers' preference for younger vessels, particularly since the ERIKA accident in late 1999, will change the tanker business over the next several years. Factors affecting the amount of tonnage scrapped include market conditions and second-hand vessel values in relation to scrap prices. Scrapping rates reached a 14-year high in 1999, reflecting the number of vessels 20 years of age or older and the relatively low charter rates. According to Clarkson Research Studies, approximately 2.7 million dwt of Aframax tankers and 3.1 million dwt of Suezmax tankers were scrapped during 1999 at an average age of approximately 24 years. This rate of scrapping has slowed during 2000 as tanker rates have improved. During the first eight months of 2000, approximately 1.3 million dwt of Aframax tankers and 1.9 million dwt of Suezmax tankers were scrapped.

                                    BUSINESS

OVERVIEW

    We are a leading provider of international crude oil transportation services within the Atlantic Basin, with one of the largest fleets of Aframax tankers and Suezmax tankers in that market. Vessels operating in the Atlantic Basin primarily serve the U.S. oil market. Because the U.S. has the strictest environmental regulations of any major country in the world, the mid-size tankers trading in the Atlantic Basin tend to be more modern and command higher charter rates.

    Our modern fleet currently consists of 20 vessels, 15 Aframax and five Suezmax tankers, with a total cargo capacity of more than 2.1 million dwt. Of our 20 tankers, 17 operate in the Atlantic Basin. The remaining three tankers, given their ages, currently operate outside the Atlantic Basin. Based on dwt, the average age of our Aframax tankers which currently operate in the Atlantic Basin is approximately 8.9 years, compared to an average age for the world Aframax tanker fleet, according to Clarkson Research Studies, of approximately
11.5 years. On the same basis, the average age of our Suezmax tankers which operate in the Atlantic Basin is 9.8 years, compared to an average age for the world Suezmax tanker fleet, according to Clarkson Research Studies, of
12.0 years.

    Since we commenced operations in 1997, our net voyage revenues have grown from approximately $12.0 million in 1997 to $51.8 million in 1998 and $54.7 million in 1999. For the six months ended June 30, 2000, our net voyage revenues were approximately $38.3 million compared to approximately
$29.4 million for the six months ended June 30, 1999. We acquired six vessels in 1997, four vessels in 1998, one vessel in 1999 and nine additional vessels in 2000.

OUR COMPETITIVE STRENGTHS

    We pursue an intensively customer- and service-focused strategy to achieve superior operating results. Our strategy is based on the following key competitive strengths:

    - DYNAMIC, CREATIVE COMPANY. We are a dynamic company bringing new ideas and energy to an older, more traditional industry. We have grown our company by quickly seizing new business opportunities, operating efficiently and keeping our costs down. We actively manage the mix of spot versus time charters within our fleet in order to optimize revenues and provide a measure of stability through the cycles in the industry.

    - MODERN, HIGH QUALITY VESSELS. We believe that our modern, high quality fleet operating in the Atlantic Basin has lower maintenance and operating costs compared to the world fleet of Aframax and Suezmax tankers. As of September 1, 2000, none of our Aframax tankers or our Suezmax tankers operating in the Atlantic Basin were older than 15 years of age, compared to 29.1% of the world fleet of Aframax tankers and 34.2% of the world fleet of Suezmax tankers which were older than 15 years of age as of that date. Because of increasingly stringent operating and safety standards, the age and quality of our fleet have given us a high level of acceptance by charterers.

    - HOMOGENEOUS FLEET. Many of our vessels are substantially identical sister ships which can be used interchangeably, giving us scheduling flexibility and greater economies of scale. By focusing on the Atlantic Basin, and particularly the Caribbean, we have become a leading provider of medium-size tankers in this region. This strategy permits us to meet our charterers' requirements and provides a base for the triangulation of routes, which allows us to increase our voyage revenues.

    - STRONG CUSTOMER RELATIONSHIPS. We are building strong relationships with a number of our customers, including Chevron Corporation, CITGO Petroleum Corp., The Coastal Corporation, Exxon Mobil Corporation, OMI Corporation and Phillips Petroleum Company. We believe that these relationships are based on our reputation for dependability and for delivering high quality transportation services.

    - EXPERIENCED MANAGEMENT TEAM. Our founder, Mr. Peter C. Georgiopoulos, has more than eleven years of experience in the tanker industry, including nine years as a ship owner. Our six senior executive officers have a combined total of more than 90 years of experience in the shipping industry. We have experienced management in all functions critical to our operations, promoting a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring.

    - STRONG EXISTING INSTITUTIONAL INVESTOR BASE. Prior to this offering, our shareholders consisted of sophisticated institutional investors. We believe that General Maritime Corporation has benefited from the financial acumen these investors have brought to us.

    We believe that our competitive strengths and market position have resulted in TCE rates and operating costs that are superior to industry averages. Our high quality fleet has resulted in an average of 98.4% ship utilization for the period from 1997 through June 30, 2000.

GROWTH STRATEGY

    Our strategy is to employ our existing competitive strengths to continue to expand our business and increase shareholder value. Our growth initiatives include:

    - GROW THROUGH ACQUISITIONS. We believe that the tanker industry is fragmented, with many opportunities for consolidation. According to Clarkson Research Studies, as of July 2000, there were approximately 551 beneficial tanker owners, with a world tanker fleet of approximately 3,407 vessels, and the top 10 tanker owners accounted for approximately 24.5% of the fleet as measured by dwt up from 18.7% in 1997. In addition, during the past decade, many oil companies have been reducing the number of ships they own. We intend to continue to expand our Aframax and Suezmax tanker fleet through acquisitions of ship owning businesses and vessels. To date this year, we have acquired nine vessels (six Aframax and three Suezmax tankers), seven of which have been acquired since June 30, 2000.

    - MAINTAIN AND EXPAND OUR PRESENCE IN THE ATLANTIC BASIN. Vessels operating in the Atlantic Basin primarily serve the U.S. oil market, which has the strictest environmental regulations of any major country in the world. Accordingly, the ships trading in the Atlantic Basin tend to be more modern and command higher charter rates for meeting the stricter U.S. standards. We believe that the quality of our fleet and our excellent safety record will facilitate our expansion in this region. With the concentration of our Aframax and Suezmax tankers in the Atlantic Basin, we believe we are able to provide comprehensive service to our customers.

    - STRENGTHEN OUR RELATIONSHIP WITH CURRENT CUSTOMERS AND DEVELOP RELATIONSHIPS WITH NEW CUSTOMERS. Our goal is to be the first choice of the major oil companies when they select a company to ship their crude oil. Our reputation for quality and service has enabled us to develop strong relationships with a number of oil companies. We intend to leverage our reputation to develop stronger relationships with existing customers and to establish relationships with new clients. We seek to anticipate our clients' crude oil transportation needs and to respond quickly when we recognize opportunities.

    - MAINTAIN OUR COMMITMENT TO EXCELLENCE AND SAFETY. We believe that our strong growth and current success are due in part to our commitment to providing high quality service. We have a modern fleet with an excellent safety record. We intend to maintain our high level of quality and safety by focusing our acquisition efforts on newer ships, inspecting our ships frequently and maintaining them in excellent condition.

OUR FLEET

    The following table provides information with respect to our current fleet.

                                               YEAR       YEAR
                                  YARD        BUILT     ACQUIRED     TYPE           DWT            FLAG
                              ------------   --------   --------   --------      ---------   ----------------
15 AFRAMAX TANKERS
GENMAR AJAX.................  Samsung          1996       1998        DH            96,183   Liberia
GENMAR AGAMEMNON............  Samsung          1995       1998        DH            96,226   Liberia
GENMAR MINOTAUR.............  Samsung          1995       1998        DH            96,226   Liberia
GENMAR ALEXANDRA............  S. Kurushima     1992       2000        DH           102,262   Marshall Islands
GENMAR CONSTANTINE..........  S. Kurushima     1992       1998        DH           102,335   Liberia
GENMAR HECTOR...............  Hyundai          1992       2000        DH(1)         96,027   Marshall Islands
GENMAR PERICLES.............  Hyundai          1992       2000        DH(1)         96,027   Marshall Islands
GENMAR GABRIEL..............  Koyo             1990       1999        DS            94,993   Bermuda
GENMAR GEORGE...............  Koyo             1989       1997        DS            94,955   Liberia
GENMAR COMMANDER............  Sumitomo         1989       1997        SH            96,578   Liberia
GENMAR BOSS.................  Kawasaki         1985       1997        DS            89,601   Marshall Islands
GENMAR SUN..................  Kawasaki         1985       1997        DS            89,696   Marshall Islands
WEST VIRGINIA(2)............  Mitsubishi       1981       2000        SH            89,000   Malta
KENTUCKY(2).................  Mitsubishi       1980       2000        SH            89,225   Malta
STAVANGER PRINCE(2).........  Ishikawajima     1979       2000        SH            88,868   NIS(3)
                                                                                 ---------
                                                             Total Aframax:      1,418,202

5 SUEZMAX TANKERS
GENMAR SPARTIATE............  Ishikawajima     1991       2000        SH           155,150   Marshall Islands
GENMAR ZOE..................  Ishikawajima     1991       2000        SH           152,402   Marshall Islands
GENMAR MACEDON..............  Ishikawajima     1990       2000        SH           155,527   Marshall Islands
ALTA........................  Mitsubishi       1990       1997        SH           146,251   Liberia
HARRIET.....................  Kawasaki         1989       1997        SH           146,184   Liberia
                                                                                 ---------
                                                             Total Suezmax:        755,514
                                                               Total Fleet:      2,173,716
                                                                                 =========

------------------------

DH Double-hull tanker

DS Double-sided tanker

SH Single-hull tanker

(1) Oil/Bulk/Ore carrier (O/B/O).

(2) These vessels currently operate outside of the Atlantic Basin. Accordingly, we have not included them in our calculation of the Atlantic Basin statistics.

(3) Norwegian International Shipping Registry.

    Many of our vessels have been designed and constructed as substantially identical sister ships. Such vessels can, in many situations, be interchanged, providing scheduling flexibility and greater economies of scale. Other benefits of owning sister ships include similarities in technical specifications, operating procedures and spare parts. These advantages can generate operating efficiencies.

    The following table compares the age profiles of our tankers with those of the world tanker fleets.

                        COMPARISON OF FLEET AGE PROFILES
                                  (% OF FLEET)

                                                 0-10 YEARS   11-15 YEARS   16-20 YEARS   21 YEARS & OLDER
                                                 ----------   -----------   -----------   ----------------
OUR AFRAMAX TANKER FLEET.......................     55.0%        26.1%         12.6%            6.3%
OUR ATLANTIC BASIN AFRAMAX FLEET...............     67.8%        32.2%          0.0%            0.0%
  WORLD AFRAMAX TANKER FLEET...................     55.4%        16.8%         12.8%           15.0%

OUR SUEZMAX TANKER FLEET.......................     80.7%        19.3%          0.0%            0.0%
  WORLD SUEZMAXTANKER FLEET....................     58.9%         6.8%          6.0%           28.3%

WORLD TANKER FLEET.............................     51.2%        10.7%         11.5%           26.6%

------------------------

Source: Company Fleet Data and Clarkson Research Studies.

Data is as of September 1, 2000.

Excludes vessels 10,000 dwt or less.

FLEET DEPLOYMENT

    We strive to optimize the financial performance of our fleet by deploying our vessels on time charters and in the spot market. We believe that our fleet deployment approach provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability in the event of a decline in tanker rates. The following table indicates the percentage of our fleet operating on time charters and in the spot market during the past three years.

                           SPOT VS. TIME CHARTER MIX
                            (IN % OF OPERATING DAYS)

                                                                                                     ELEVEN
                                                                              YEAR ENDED             MONTHS
                                                     SIX MONTHS              DECEMBER 31,            ENDED
                                                        ENDED           -----------------------   DECEMBER 31,
                                                    JUNE 30, 2000         1999           1998         1997
                                                    -------------       --------       --------   ------------
Percent in Spot Days...........................          51.7%            51.8%          39.9%          5.5%
Percent in Time Charter Days...................          48.3%            48.2%          60.1%(2)      94.5%(1)
Total Vessel Operating Days....................         2,000            3,603          3,030(2)        620(1)

------------------------

(1) Including 62 days of bareboat charters.

(2) Including 143 days of bareboat charters.

    Vessels operating on time charters may be chartered for several months or years whereas vessels operating in the spot market typically are chartered for up to several weeks. Vessels operating in the spot market may generate increased profit margins during improvements in tanker rates, while vessels operating on time charters generally provide more predictable cash flows and stabilize voyage revenues in the event of a decline in tanker rates. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to successfully deploy our vessels.

    We currently have seven vessels on time charters which expire on dates between November 2000 and May 2003. In some instances, we have obtained "early termination" provisions in our time charter contracts. These provisions permit us to terminate the time charter for a fee, thereby freeing the vessel for deployment in the spot market or on another, more profitable time charter. As of September 30, 2000, four of our time charters had early termination provisions. In October 2000, we provided notice to terminate three of these time charters, effective January 2001. Of the seven time charters currently in effect, four are charters with oil companies and three are charters with other tanker operators.

    Three of the ships that we purchased this year--the GENMAR MACEDON, the GENMAR SPARTIATE and the GENMAR ZOE--were purchased from Chevron Corporation. At the time of the purchase, we granted Chevron Corporation an option to time charter two of those vessels at the prevailing market rate. This option expires three years from the date the ships were delivered to us. As of the date of this prospectus, Chevron Corporation has not exercised the option.

CLASSIFICATION AND INSPECTION

    All of our vessels have been certified as being "in-class" by Det Norske Veritas, the American Bureau of Shipping or Nippon Kaiji Kyokai. Each of these classification societies is a member of the International Association of Classification Societies, which counts among its members all the most stringent classification societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for the special survey. Vessels may be required, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repair related to such inspection. Special surveys always require drydocking.

    In addition to the classification inspections, many of our customers, regularly inspect our vessels as a precondition to chartering voyages on such vessels. We believe that our well-maintained, high quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

    We have implemented the International Safety Management code. Prior to July 1, 1998, we obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

OPERATIONS AND SHIP MANAGEMENT

    We employ experienced management in all functions critical to our operations, aiming to provide a focused marketing effort, tight quality and cost controls and effective operations and safety monitoring. We currently provide the technical management necessary for the operations of most of our fleet. These operations include ship maintenance, officer staffing, technical support, shipyard supervision, insurance and financial management services.

    Our crews inspect our vessels and perform ordinary course maintenance, both at sea and in port. We regularly inspect our vessels using rigorous criteria. We examine each vessel and make specific notations and recommendations for improvements to the overall condition of the vessel, maintenance of the vessel and safety and welfare of the crew.

    We have a chartering staff located in New York City, which actively monitors fleet operations, vessel positions and spot-market charter rates worldwide. We believe that monitoring this information is critical to making informed bids on competitive brokered charters.

CREWING AND EMPLOYEES

    We currently employ approximately 50 captains, chief engineers, chief officers and first engineers. The balance of each crew is staffed by employees of a third party to whom we contract our crew management services. We believe that we could obtain a replacement provider for these services, or could provide these services internally, without any adverse impact on our operations. We also employ approximately 30 persons onshore. Approximately 15 of our employees are located in New York City and manage the commercial operations of our business. The other 15 employees are located in Piraeus, Greece and manage the technical operations of our business.

    We place great emphasis on attracting qualified crew members for employment on our tankers. Recruiting qualified senior officers has become an increasingly difficult task for operators in the tanker industry. We pay competitive salaries and provide competitive benefits to our personnel. We believe that the well-maintained quarters and equipment on our vessels help to attract and retain motivated and qualified seamen and officers. Our crew management services contractors have collective bargaining agreements which cover all the junior officers and seamen whom they provide to us.

CUSTOMERS

    Our customers include oil companies, oil traders, tanker owners and others. Through June 30, 2000, The Coastal Corporation, an international oil company, accounted for more than 10% of our net voyage revenues. OMI Corporation, another tanker owner, also accounted for more than 10% of our net voyage revenues during the same period. These revenues are primarily the result of time charter arrangements for the ALTA and the HARRIET. We terminated our time charters for these two vessels, effective January 2001. During 1999, OMI Corporation accounted for more than 10% of our net voyage revenues.

COMPETITION

    International seaborne transportation of crude oil and other petroleum products is provided by two main types of operators: fleets owned by independent companies and fleets of oil companies (both private and state-owned). Many oil companies and other oil trading companies, the primary charterers of the vessels we own, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. Competition for charters is intense and is based upon price, vessel location, the size, age, condition and acceptability of the vessel, and the quality and reputation of the vessel's operator.

    We compete principally with other Aframax and Suezmax owners. However, competition in the Aframax and Suezmax markets is also affected by the availability of other size vessels. Panamax size vessels and O/B/Os can compete for many of the same charters for which we compete. Because ULCCs and VLCCs cannot enter the ports we serve due to their large size, they rarely compete directly with our tankers for specific charters.

    Other operators of many Aframax and Suezmax vessels in the Atlantic Basin include American Eagle Tankers, Inc. Limited, OMI Corporation, Overseas Shipholding Group, Inc. and Teekay Shipping Corporation. There are also numerous, smaller tanker operators in the Atlantic Basin. We believe that we have significant competitive advantages in the Aframax and Suezmax tanker markets as a result of the age, quality, type and size of our vessels and our market share in the Atlantic Basin.

INSURANCE

    The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. OPA 90 has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks involved in the conduct of our business.

    Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident and is provided by mutual protection and indemnity associations, or P&I Associations. Each of the vessels currently in our fleet is entered in a P&I Association which is a member of the International Group of P&I mutual assurance associations. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of P&I Associations, which are members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

    Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding and engine breakdown. Our war risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss of hire insurance covers loss of revenue for up to 90 or 120 days resulting from vessel off-hire for all but two of our vessels.

LEGAL PROCEEDINGS

    We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our company, our financial condition or results of operations. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

ENVIRONMENTAL AND OTHER REGULATION

    Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with such requirements, or the impact of such requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

    We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

    Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies.

ENVIRONMENTAL REGULATION--IMO.

    The International Maritime Organization, or IMO, has adopted regulations which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

    - 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

    - they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom, or

    - they are capable of hydrostatically balanced loading;

    - 30-year-old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

    - all tankers will be subject to enhanced inspections.

    Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

    - is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

    - commences a major conversion or has its keel laid on or after January 6, 1994; or

    - completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

    Under the current regulations, our nine single-hull vessels will be able to operate for various periods for up to nine years before being required to be scrapped or retrofitted to conform to international environmental standards. Although five of our vessels are 15 years or older, the oldest of such vessels is only 21 years old and, therefore, the IMO requirements currently in effect regarding 25 and 30 year-old tankers will not affect our fleet in the near future. Compliance with the new regulations regarding inspections of all vessels, however, could adversely affect our operations. At the present time, we cannot evaluate the likelihood or magnitude of any such adverse effect on our operations due to uncertainty of interpretation of the IMO regulations.

    The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our third party technical managers have developed.

    The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Prior to July 1, 1998, we obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

    Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

    The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

ENVIRONMENTAL REGULATION--OPA 90/CERCLA.

    The U.S. Oil Pollution Act of 1990, or OPA 90, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial sea and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA 90 and CERCLA impact our operations.

    Under OPA 90, vessel owners, operators and bareboat (or "demise") charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

    - natural resource damages and related assessment costs,

    - real and personal property damages,

    - net loss of taxes, royalties, rents, profits or earnings capacity,

    - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and

    - loss of subsistence use of natural resources.

    OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

    These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels will call.

    OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA 90 limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under
OPA 90 regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA 90 and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

    We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

    Under OPA 90, with certain limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port, the LOOP, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

    Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. Such response plans must, among other things:

    - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

    - describe crew training and drills; and

    - identify a qualified individual with full authority to implement removal actions.

    We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the U.S. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

ENVIRONMENTAL REGULATION--OTHER.

    Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less, or approximately $82.7 million, as calculated based on conversion of 59.7 million special drawing rights as of September 26, 2000, depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, which raised the maximum limit to approximately $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the

1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

    The European Union is considering legislation that will affect the operation of tankers and the liability of owners for oil pollution. It is impossible to predict what legislation, if any, may be promulgated by the E.U. or any other country or authority.

    In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth information regarding our executive officers and directors:

NAME                                     AGE                          POSITION
----                                   --------   ------------------------------------------------
Peter C. Georgiopoulos...............     39      Chairman, Chief Executive Officer and Director

John P. Tavlarios....................     39      President, Chief Operating Officer and Director

James C. Christodoulou...............     40      Vice President, Chief Financial Officer and
                                                  Secretary

John C. Georgiopoulos................     37      Vice President, Chief Administrative Officer and
                                                  Treasurer

John N. Mortsakis....................     54      Vice President-Technical Operations

John M. Ramistella...................     54      Vice President-Chartering

[Name of Director](3)................             Director

[Name of Director](3)................             Director

[Name of Director](3)................             Director

[Name of Director](3)................             Director

------------------------

(1) Member of the compensation committee.

(2) Member of the audit committee.

(3)       ,       , and       have agreed to serve as our directors from and
    after the completion of this offering.

    PETER C. GEORGIOPOULOS is our founder and has served as Chairman, Chief Executive Officer and director since our inception in 1997. From 1992 to 1997, Mr. Georgiopoulos was the principal of Maritime Equity Management, a ship-owning and investment company which he founded in 1991. From 1990 to 1991, Mr. Georgiopoulos was affiliated with Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1987 to 1990, Mr. Georgiopoulos was an investment banker at Drexel Burnham Lambert. Prior to entering the investment banking business, Mr. Georgiopoulos had extensive experience in the sale, purchase and chartering of vessels while working for shipowners in New York and Piraeus, Greece. Mr. Georgiopoulos is a member of the American Bureau of Shipping.

    JOHN P. TAVLARIOS has served as our President, Chief Operating Officer and director since January 2000. From our inception in 1997 to January 2000, Mr. Tavlarios served as our Executive Vice President. From 1995 to 1997,
Mr. Tavlarios was affiliated with Maritime Equity Management, where he served as Director of Marine Operations. From 1992 to 1995 Mr. Tavlarios was President and founder of Halcyon Trading Company, a consulting firm specializing in international business development with a particular emphasis on the international oil industry. From 1984 to 1992, Mr. Tavlarios was employed by Mobil Oil Corporation, spending most of his tenure in the Marine Operations and the Marketing and Refining divisions. Prior to 1984, Mr. Tavlarios was involved in his family's shipping business, assisting in marine operations.
Mr. Tavlarios is a member of the American Bureau of Shipping, the Det Norske Veritas North American Committee, The SKULD Directors Committee and the North American Panel of INTERTANKO.

    JAMES C. CHRISTODOULOU has served as our Vice President, Chief Financial Officer and Secretary since July 2000. Mr. Christodoulou joined us in
August 1999 as a financial consultant while also serving as managing director of NetWorks Capital, a New York based venture capital firm and Chief Financial Officer of ThinkDirectMarketing, Inc. Prior to joining us, Mr. Christodoulou was Chief Financial Officer of World CallNet, Inc., a U.S. public company with operations in the United Kingdom and throughout Europe, from 1998 to 1999. Mr. Christodoulou has been involved in corporate finance since 1993 as Vice President of Corporate Finance at Alpha Capital. Prior to that, he was a senior associate at Easton Capital. From 1985 to 1993, Mr. Christodoulou was a managing partner of Creative Color Lithographers, a printing and publishing company in the New York area.

    JOHN C. GEORGIOPOULOS has served as our Vice President, Chief Administrative Officer and Treasurer since July 2000. From our inception in 1997 to July 2000, Mr. Georgiopoulos served as our Chief Financial Officer. From 1994 to 1997,
Mr. Georgiopoulos was involved in his family's private real estate and investment management business. From 1991 to 1994, Mr. Georgiopoulos was an officer of Atlantic Bank of New York. From 1987 to 1991, he was a Vice President of Atlas Management, a shipping and real estate company in New York.

    JOHN N. MORTSAKIS has served as our Vice President-Technical Operations since April 2000. From 1981 to April 2000, Mr. Mortsakis was the Vice President of National Shipping & Trading Corp., a privately held shipping company, where he began in 1973. From 1970 to 1973, Mr. Mortsakis served in the U.S. Navy on the U.S.S. GEORGE BANCROFT as both Officer of the Deck and Engineering Officer of the Watch. Mr. Mortsakis is a member of the American Bureau of Shipping.

    JOHN M. RAMISTELLA has served as our Vice President-Chartering since our inception in 1997. From 1992 to 1997, Mr. Ramistella was a tanker broker at Poten & Partners, specializing in long term charters and projects. From 1991 to 1992, Mr. Ramistella was President of Norgulf Shipping Ltd. a privately held shipping company. From 1989 to 1991 he was a tanker broker at Mallory Jones Lynch & Associates, an oil tanker brokerage firm. From 1973 to 1989, Mr. Ramistella was President of Tankers Company, Inc. a tanker brokerage firm based in Westport, Connecticut.

    Peter C. Georgiopoulos and John C. Georgiopoulos are brothers. There are no other family relationships among our executive officers and directors.

    Our board of directors currently consists of six members. Our amended and restated articles of incorporation provide for a classified board of directors consisting of three classes of directors, each serving staggered, three-year terms. Except as otherwise provided by our bylaws for filling vacancies on our board of directors, a portion of our board of directors will be elected each year at our annual meeting of shareholders and hold office until their respective successors are elected, or until their earlier resignation or removal.

BOARD COMMITTEES

    We will establish a compensation committee and an audit committee. We will not have a nominating committee. The compensation committee will consist of three members, each of whom will be an independent director. The compensation committee will be responsible for establishing executive officers' compensation and fringe benefits. It will also administers our stock option and employee stock purchase plans and is authorized to grant options under these plans.

    The audit committee will consist of three members, each of whom will be an independent director. The audit committee will recommend the appointment of independent accountants and review and discuss with the accountants the scope of their examination, their proposed fee and the overall approach to the audit. The audit committee will also review with the accountants and our financial management the annual financial statements and discuss the effectiveness of internal accounting controls.

DIRECTOR COMPENSATION

    Each of our non-employee directors will receive an annual fee of $      ,
plus $      per board meeting attended in person and $  per board meeting attended telephonically. We will not pay director fees to employee directors. We will reimburse our directors for all reasonable expenses incurred by them in connection with serving on our board of directors.

EXECUTIVE COMPENSATION

    The following tables set forth in summary form information concerning the compensation paid by us during the years ended December 31, 1997, 1998 and 1999, to our Chief Executive Officer and our only other executive officer whose salary and bonus for the year exceeded $100,000 and who served as an executive officer of ours as of December 31, 1999.

                                                          ANNUAL COMPENSATION
                                                     ------------------------------
NAME AND                                                         SALARY     BONUS
PRINCIPAL POSITION                                     YEAR       ($)        ($)
------------------                                   --------   --------   --------
Peter C. Georgiopoulos.............................    1999           0    114,900
  Chairman, Chief Executive Officer                    1998     146,100          0
  and Director                                         1997     179,500    117,000

John P. Tavlarios..................................    1999     120,000          0
  President, Chief Operating Officer                   1998     120,000          0
  and Director                                         1997      96,923          0

OPTION/SAR GRANTS IN LAST YEAR

    We did not grant stock options to the executive officers or directors named above or reprice any stock options during the year ended December 31, 1999. Prior to the consummation of this offering, we expect to grant options to some of our employees at the initial public offering price of our common stock.

STOCK INCENTIVE PLAN.

    On       , 2000, we adopted the General Maritime Corporation 2000 Stock
Incentive Plan. Under this plan our compensation committee, or another designated committee of our board of directors, may grant a variety of stock based incentive awards to our employees, directors and consultants who the compensation committee believes are key to our success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares.

    The compensation committee has broad latitude under this plan in determining who shall receive awards, the amount of an award and the terms and conditions of an award. However, no individual may receive awards in any year that together
represent more than       shares of our common stock. The plan provides that,
under certain circumstances, our compensation committee may adjust the numbers of shares available for award, as well as outstanding awards, to reflect changes in our corporate structure or other unusual events affecting us. We have designed this plan to allow awards to be "performance based" compensation within the meaning of section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, and thus not to count against the million dollar cap on deductible compensation paid annually to our five top officers, if the compensation committee so chooses.

    The aggregate number of shares of our common stock available under the 2000
Stock Incentive Plan is       . As of       , 2000, we had granted incentive
stock options and nonqualified stock options to purchase       shares of common
stock at a weighted average price of $      per share under the provisions of
the 2000 Stock Incentive Plan. As of       , 2000, none of the stock options
were exercised and options for       shares were vested and eligible for
exercise at a total exercise price of $      .

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

    We are a Marshall Islands corporation. The Marshall Islands Business Corporations Act provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so.

    In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the Marshall Islands Business Corporations Act. We currently have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

                                RECAPITALIZATION

    Prior to the transactions described below, 13 of our vessels were owned by limited partnerships for which corporations owned by Peter C. Georgiopoulos acted as managing general partner. Six of our vessels were owned by affiliates of Wexford Capital, LLC through limited liability companies for which affiliates of Mr. Georgiopoulos acted as operating member. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, which was owned by Mr. Georgiopoulos.

    Our remaining vessel, the STAVANGER PRINCE, was owned and commercially operated by unaffiliated parties. However, Mr. Georgiopoulos is party to an agreement with an owner of 50% of the STAVANGER PRINCE, pursuant to which he is entitled to 20% of any increase in the value of this owner's interest in the ship.

    In       2000, Mr. Georgiopoulos transferred the old General Maritime
Corporation to us along with the general partnership interest or operating member interest in the owners of 19 vessels and was issued the sole equity interest in the company in exchange.

    Each vessel owner has entered into an agreement with us with respect to our recapitalization. Pursuant to these agreements, prior to the completion of this offering, either the vessel owner will deliver the entire equity interest in each special purpose vehicle which owns its vessels to us or the equity holders of the vessel owner will deliver all the ownership interests in the vessel owner to us. In exchange, we will issue the vessel owner or its equity holders shares of our common stock on the basis described below.

    The vessel owners as a whole will be entitled to receive all shares of our common stock to be outstanding prior to the issuance of shares in this offering, less:

     (i) shares to be retained by Peter C. Georgiopoulos in respect of the value of the old General Maritime;

     (ii) shares to be issued to the owners of United Overseas Tankers Ltd. in exchange for its assets; and

    (iii) shares to which we would be entitled as general partner or operating member of the vessel owners of 19 of the vessels.

    Pursuant to the contribution agreements and recapitalization plan, the relative value of each vessel will be determined conclusively by a third party valuation as of a valuation date and increased by the estimated value of its cash and receivables transferred to us and reduced by the estimated value of its debt and payables assumed by us. Each vessel owner's portion of the total shares to be issued to the vessel owners will be equal to the ratio of its relative value, as determined above, to the aggregate relative value of all of the vessels determined on this basis less any shares which would be distributed to us as general partner or operating member. The process described in this paragraph is not intended to determine the value of the vessels or the entities that own them but rather to apportion our pre-offering equity among the entities that own the vessels.

    Vessel owners which receive our common stock have agreed to then dissolve and distribute the common stock to their partners or members (other than us). Their governing documents generally provide that upon dissolution after their limited partners or members are to receive their capital back plus a preferred return of 8% and the return of some unreturned management fees previously paid to affiliates of the general partner. Thereafter, amounts are distributed so as to provide the general partner or operating member with 10% to 20% of the total amount distributed.

    Equity holders in vessel owners which exchange their equity interests for our common stock will receive the number of shares of our common stock to which they would have been entitled had the vessel owner exchanged its vessels for our common stock on the terms described above and then dissolved.

    United Overseas Tankers Ltd. has entered into an acquisition agreement with us, pursuant to which, prior to the consummation of this offering, we will purchase all of its assets and assume its described liabilities for shares of our common stock. The shares will be valued at the initial public offering price
and will on that basis be valued at $            , adjusted for any change in
the current assets delivered minus the liabilities assumed from             ,
2000.

    Peter C. Georgiopoulos will retain shares of our common stock equal to
(i) $            at the public offering price in respect of the managerial
capacity and assets of old General Maritime Corporation and (ii) the number of shares which would otherwise have been issued in exchange for or as a distribution in respect of our general partner or operating member interest in the vessel owners of 19 of our vessels. We expect that the partnership owning the STAVANGER PRINCE will then liquidate and Peter C. Georgiopoulos will then
receive       shares of our common stock. For further information, see the discussion under the heading entitled "Certain Relationships and Related Transactions" in this prospectus.

RESTRICTIONS ON TRANSFER

    Each of our shareholders has agreed not to offer, sell, offer to sell or otherwise convey to any unaffiliated party any of the shares of our common stock acquired in the recapitalization described above for a period of 180 days after the completion of this offering without the written consent of ING Barings LLC.

                             PRINCIPAL SHAREHOLDERS

    The following table provides information regarding beneficial ownership of our common stock before this offering and as adjusted to reflect the sale of the shares of common stock offered hereby, by:

    - each person, group or entity who beneficially owns more than 5% of our stock;

    - each of our directors;

    - each of our named executive officers; and

    - all of our directors and executive officers as a group.

    The following table reflects as outstanding the number of shares of our
common stock outstanding as of             , 2000. The amounts and percentages
of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities as to which that person has a right to acquire beneficial ownership presently or within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be the beneficial owner of securities as to which that person has no economic interest. The amounts and percentages of our common stock beneficially owned by the persons set forth in the table below are based on an assumed equity valuation of our company after our recapitalization but prior to the completion of this offering, taking into account an estimated aggregate value of all of our vessels plus cash less any debt and the assets we acquire less any liabilities we assume from United Overseas Tankers Ltd and the old General Maritime Corporation at September 30, 2000.

                                                                                      PERCENTAGE OF
                                                                                   OUTSTANDING SHARES
                                                               NUMBER OF SHARES    -------------------
                                                               OF COMMON STOCK      BEFORE     AFTER
NAME AND ADDRESS                                              BENEFICIALLY OWNED   OFFERING   OFFERING
----------------                                              ------------------   --------   --------
Peter C. Georgiopoulos......................................
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
John P. Tavlarios...........................................
c/o General Maritime Corporation
35 West 56th Street
New York, NY 10019
The Beacon Group Energy Investment Fund, Inc................
399 Park Avenue
New York, NY 10019
Entities affiliated with Moore Capital Management, Inc......
1251 Avenue of the Americas, 53rd Floor
New York, NY 10020
OCM Principal Opportunities Fund, L.P.......................
333 South Grand Ave., 28th Floor
Los Angeles, CA 90071
Entities affiliated with Wexford Capital, LLC...............
c/o Wexford Capital LLC
411 Putnam Avenue
Greenwich, CT 06830
All executive officers and directors as a group
  (6 persons)...............................................

--------------------------

*   Represents less than 1% of the outstanding shares of common stock.

                          DESCRIPTION OF INDEBTEDNESS

GENERAL

    We have financed the acquisition of our vessels through 12 loan facilities entered into by our subsidiaries. These loan facilities are grouped in seven packages, five of which consist of both senior and junior loan facilities and two of which consist of only senior loan facilities. As of June 30, 2000, the aggregate principal amount outstanding under our senior loan facilities was $227.4 million and the aggregate principal amount outstanding under our junior loan facilities was $18.0 million. Subject to certain exceptions set forth in the credit agreements, the interest rates applicable from time to time during an interest period range from 1.125% to 2.5%, with respect to the senior loan facilities, and 3.0%, with respect to our junior loan facilities, over LIBOR. Eleven of our loan facilities are with a single lender as facility agent. We will also assume additional indebtedness relating to seven vessels which we will acquire in connection with our recapitalization. This additional indebtedness is not reflected in our financial statements or our discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a description of our recapitalization see the discussion under the heading "Recapitalization."

REPAYMENT, MANDATORY PREPAYMENT AND VOLUNTARY PREPAYMENT

    Our senior loan facilities require monthly or quarterly principal repayments with a final installment for the remaining outstanding balance payable at the maturity of each loan facility. Our junior loan facilities require quarterly payments of interest with the full principal payable at maturity.

    Pursuant to the terms of some of our loan facility agreements, we have mandatory prepayment obligations pursuant to which we must prepay the amount the borrower subsidiary holds in cash in excess of a pre-determined amount.

    Subject to conditions set forth in our loan facility agreements, we may make voluntary prepayments, but in some circumstances must pay a prepayment fee equal to a percentage of the amount prepaid. We currently anticipate using a portion of the net proceeds of this offering to reduce our outstanding borrowings under our loan facilities by an aggregate amount of $70 million.

SECURITY AND GUARANTY

    Our obligations under each of our loan facility agreements are secured by one or more of the following:

    - a mortgage on the vessel financed through the applicable loan facility;

    - pledges of our shares of capital stock of our subsidiaries; and

    - a lien on some or all of the assets of the subsidiary party to the loan facility agreement.

Several of our loan facilities are collateralized by more than one vessel.

    Prior to our recapitalization, obligations of each borrower under the loan facilities for the financing of the purchase of GENMAR AJAX, GENMAR AGAMEMNON, GENMAR GABRIEL, GENMAR MACEDON, GENMAR MINOTAUR, GENMAR CONSTANTINE, GENMAR GEORGE, GENMAR SPARTIATE, GENMAR ZOE and ALTA were guaranteed by entities affiliated with the borrower. Accordingly, we may need to guarantee the obligations of the borrowers under those loan facilities in connection with our recapitalization.

FINANCIAL AND GENERAL COVENANTS

    We are required to comply with the financial and general covenants set forth in the loan facility agreements. We believe that the terms and conditions of our loan facilities are consistent with loan facilities incurred by other shipping companies.

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    The financial covenants set forth in our loan facility agreements require the borrower and, in some cases, the guarantor of the borrower's obligations, to, among other things:

    - ensure that the fair market value of its vessel at all times equals or exceeds a percentage of the aggregate principal amount outstanding ranging from 110% to 140%, depending on the loan facility agreement; and

    - maintain at all times a minimum working capital, defined for this purpose as current assets minus current liabilities not including the current portion of long-term debt, ranging from $250,000 to $1,000,000, depending on the loan facility agreement.

    The general covenants set forth in our loan facility agreements prohibit the borrower and, in some cases, the guarantor of the borrower's obligations, from, among other things:

    - incurring additional indebtedness;

    - permitting any liens on any of its assets;

    - selling its capital stock or permitting any other change to its shareholding;

    - making investments exceeding specific dollar amounts with the assets of the borrower subsidiary;

    - merging into or consolidating with other entities;

    - making any distributions of its profits or assets or payments of any dividends or other distributions;

    - changing the management of or the entity that manages the vessel or terminating or materially amending the management agreement relating to the vessel; and

    - selling or otherwise disposing of its vessel or other assets.

EVENTS OF DEFAULT

    Upon the occurrence of an event of default under any of our loan facilities, the lenders may (1) require that all amounts outstanding under the loan facility be repaid immediately and terminate our ability to borrow under the relevant loan facility and (2) foreclose on the mortgages over the vessels and the related collateral. Each of the following events is, in some cases after the passage of time or notice or both, an event of default under our loan facilities:

    - non-payment of amounts due under the loan facilities;

    - breach of our covenants or undertakings;

    - misrepresentation;

    - failure to procure appropriate insurance for the vessels;

    - cross-default of certain other indebtedness;

    - event of insolvency or bankruptcy;

    - action for winding-up, dissolution or reorganization; and

    - assignment of any rights or obligations under the loan agreements.

    In December 1999, we were in default under several of our loan facilities for breaching certain financial covenants. The lender has waived its right to take action with respect to any of these defaults which remain uncured through January 30, 2001.

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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OFFICE LEASE

    We use office space for our principal executive offices in a building located at 35 West 56th Street, New York, New York currently leased by GenMar Realty LLC, a company wholly-owned by Peter C. Georgiopoulos, our Chairman and Chief Executive Officer. We do not have a lease agreement with GenMar Realty, LLC. We pay Genmar Realty, LLC an occupancy fee for use of this space in the amount of $26,300 per month.

RECAPITALIZATION

    Prior to the transactions described in the section captioned "Recapitalization," 13 of our vessels were owned by limited partnerships for which corporations owned by Peter C. Georgiopoulos acted as managing general partner. The general partners of these partnerships were entitled to receive commercial management fees. The old General Maritime Corporation which was also owned by Peter C. Georgiopoulos prior to our recapitalization was also entitled to receive a fee from the limited partners of these partnerships to compensate it for expenses relating to its organization of the partnerships. These affiliates of Mr. Georgiopoulos received or were entitled to receive an aggregate of $620,242, $1,094,330, $782,048 and $161,966 in these fees during the six months ended June 30, 2000 and 1999, 1998 and 1997, respectively.

    Six of our vessels were owned by affiliates of Wexford Capital, LLC through limited liability companies for which affiliates of Mr. Georgiopoulos acted as operating member prior to the recapitalization transactions. During the six months ended June 30, 2000, the commercial operations for three of these vessels were conducted by the old General Maritime Corporation, which was owned by Mr. Georgiopoulos. General Maritime Corporation was entitled to fees for commercially managing these vessels. The amounts recognized as revenue by General Maritime Corporation during this period in respect of these fees were $183,264.

    The following vessels were purchased by their owners from third parties within the last two years and transferred to us in the recapitalization transactions. The amount paid to these third parties is set forth in parentheses: GENMAR GABRIEL ($18.2 million); GENMAR ZOE ($28.5 million); GENMAR ALEXANDER ($25.5 million); GENMAR MACEDON ($28.5 million); GENMAR SPARTIATE ($28.5 million); GENMAR PERICLES ($26.5 million) and GENMAR HECTOR
($26.5 million). For further information about our recapitalization, see "Recapitalization."

LOANS

    In September 1999, in connection with our acquisition of the GENMAR GABRIEL, OCM Principal Opportunities Fund, L.P., one of our shareholders, loaned us $15,000,000 pursuant to a secured promissory note. The promissory note bore interest at the rate of 10% per annum and was due and payable on December 31, 1999. From September 1999 to June 2000, we made interest payments to OCM Principal Opportunities Fund, L.P. in the aggregate amount of $825,000. In June 2000, OCM Principal Opportunities Fund, L.P. canceled the note and contributed to our capital $15,250,000, the principal amount of the note plus the then accrued but unpaid interest.

    Peter C. Georgiopoulos, our Chairman and Chief Executive Officer, has loaned us funds for working capital. These loans do not bear interest and are due and payable on demand. The amounts outstanding under these loans as of December 31, 1999 and 1998 were $173,515 and $83,807, respectively.

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                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, we will have             shares of common
stock outstanding. Of these shares, the shares of common stock offered hereby will be freely tradable without restriction unless these shares are held by affiliates as defined in Rule 144(a) under the Securities Act. The remaining shares of common stock to be outstanding after this offering will be restricted shares under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will become available for sale in the public market.

    In general, under Rule 144, an affiliate of ours, or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell that number of shares in any three-month period that does not exceed:

    - the greater of one percent of the then outstanding shares of our common
      stock, which will be approximately       shares immediately after this
      offering, assuming no exercise of the underwriters' over-allotment option, or

    - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC

    Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. A person or persons whose restricted shares are aggregated who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her restricted shares pursuant to Rule 144(k) without regard to the limitations described above.

    Each of our officers and directors, substantially all of our shareholders, and holders of options and warrants to purchase our stock have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants or the conversion of a note held by these persons, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. This consent may be given at any time without public notice.

    We have entered into a similar agreement with the underwriters, except that we may grant options and sell shares pursuant to our option plan without such consent. There are presently no agreements between the underwriters and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

    We intend to file a registration statement on Form S-8 under the Securities
Act within   days after the date of this prospectus, to register shares issued under our equity compensation plans in connection with stock option exercises.
Under our             , options to purchase             shares of common stock
have been issued, and under our             , options to purchase up to
            shares of common stock may be issued. Therefore, after the effective
date of the Form S-8 up to             shares of common stock, in addition to
those referred to above, will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to lock-up agreements.

    In connection with our recapitalization, we entered into registration rights agreements with a number of our existing shareholders. Pursuant to these registration rights agreements, we granted the existing shareholders piggy-back registration rights to include their shares in any registration statement

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we file on our own behalf or on behalf of our other shareholders. We could be
required to file up to an additional   registration statements, covering
shares in the aggregate, for some of our current shareholders. These piggy-back registration rights will expire once the existing shareholders' shares of common stock become freely saleable under Rule 144.

    Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of common stock or the availability of such shares for sale could adversely affect prevailing market prices of our common stock and our ability to raise additional capital. You should read the discussion under the heading entitled "Risk Factors--Future sales of our common stock could cause the market price of our common stock to decline" for further information about the effect future sales could have on the market price of our common stock.

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                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Our authorized capital stock consists of 75 million shares of common stock and 5 million shares of preferred stock. As of the date of this prospectus,
there were 25 million shares of common stock outstanding. As of             ,
2000, we had    shareholders of record of our common stock.

    After giving effect to the sale of the common stock in this offering, we
will have a total of             shares of common stock outstanding, assuming
that the underwriters do not exercise their over-allotment option.

COMMON STOCK

VOTING:

    - one vote for each share held of record on all matters submitted to a vote of our shareholders

    - no cumulative voting rights

    - election of directors by plurality of votes cast

    - all other matters by majority of votes cast

DIVIDENDS:

    - our board of directors may only declare dividends out of legally available funds

ADDITIONAL RIGHTS:

    - common shareholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up

    - no preemptive rights

    - no subscription rights

    - no redemption rights

    - no sinking fund rights

    - no conversion rights

    The rights and preferences of common shareholders, including the right to elect directors, are subject to the rights of any series of preferred stock we may issue in the future.

PREFERRED STOCK

    Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any vote or action of our shareholders, to issue up to 5 million shares of "blank check" preferred stock in one or more series and to fix the related rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of such series.

    The rights of the holders of our common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preferred

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stock which are greater than those of our common stock. Our issuance of preferred stock could, among other things:

    - restrict dividends on our common stock;

    - dilute the voting power of our common stock;

    - impair the liquidation rights of our common stock; or

    - discourage, delay or prevent a change of control of our company.

Although we currently have no plans to issue shares of blank check preferred stock, we may issue them in the future.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS.

    Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

    BLANK CHECK PREFERRED STOCK

    Under the terms of our amended and restated certificate or incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

    CLASSIFIED BOARD OF DIRECTORS

    Our amended and restated articles of incorporation provides for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

    BUSINESS COMBINATIONS

    Although the Marshall Islands Business Corporations Act does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of the Marshall Islands and "interested shareholders," we have included these provisions in our amended and restated articles of incorporation. Our amended and restated articles of incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

    - prior to such date, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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    - upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; or

    - the shareholder became an interested shareholder prior to the completion of this offering.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

    ELECTION AND REMOVAL OF DIRECTORS

    Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock entitled to vote for such directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

    LIMITED ACTIONS BY SHAREHOLDERS

    Our amended and restated articles of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation provide that, subject to certain exceptions, only our board of directors may call special meetings of our shareholders. Our amended and restated articles of incorporation also contain advance notice requirements for proposing matters that can be acted on by the shareholders at a shareholder meeting. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

TRANSFER AGENT

    The transfer agent and registrar for our common stock is             .

NEW YORK STOCK EXCHANGE LISTING

    We intend to apply for approval of our common stock for quotation on the New York Stock Exchange under the symbol "GMR."

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                               TAX CONSIDERATIONS

TAXATION OF GENERAL MARITIME

    The following discussion is a summary of the principal United States and Marshall Islands tax laws, applicable to our business. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in the discussion, are based on current law and upon the advice we received from our counsel. The advice is based, in part, on representations made by our officers, some of which relate to anticipated future factual matters and circumstances. We cannot assure you that existing laws or the interpretations thereof will not change, that any such change will not be retroactive, or that anticipated future factual matters and circumstances will in fact occur. The following discussion is for general information only. Our views and our counsels' views have no binding effect or official status of any kind, and we cannot assure you that the conclusions discussed below would be sustained if challenged by taxing authorities.

    UNITED STATES FEDERAL INCOME TAXATION

    The following discussion is based on the advice of Kramer Levin Naftalis & Frankel LLP, special United States tax counsel to the company. The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", existing and proposed U.S. Treasury Department regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date of this offering, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed herein.

    It is anticipated that substantially all of our gross income will be derived from and attributable to the ownership, use and operation of vessels in international commerce by us and our wholly-owned subsidiaries (collectively, the "Subsidiaries" and individually, a "Subsidiary") and that such income will principally consist of income from time and voyage charters and from the performance of services directly related to the ownership, use and operation of such vessels ("Shipping Income"). For purposes of this discussion, unless stated otherwise references to our Shipping Income includes the Shipping Income of our Subsidiaries and references to our United States taxation include the United States taxation of our Subsidiaries.

    GROSS INCOME TAX

    Unless our Shipping Income is exempt from U.S. taxation under Section 883 of the Code (the "Section 883 Exemption") (see SECTION 883 EXEMPTION below), and provided our Shipping Income is not subject to United States tax on a net income basis (see NET INCOME TAX below), our Shipping Income will be subject to United States tax in an amount equal to 4% of our gross Shipping Income derived from United States sources. One half (50%) of Shipping Income attributable to transportation beginning or ending (but not both) in the United States is treated as derived from United States sources for these purposes. As a result, the effective United States tax rate on our gross Shipping Income from transportation beginning or ending in the United States will be 2%.

    We do not anticipate generating any Shipping Income attributable to transportation that both begins and ends in the United States (coastwise trade), all of which would be treated as United States source income. Our vessels are prohibited by law from engaging in coastwise trade, because our vessels were not built in the U.S. and do not fly under the U.S. flag.

    All of our Shipping Income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States and thus should not be subject to United States federal income tax.

    Based upon our anticipated shipping operations, our vessels will be operated in various parts of the Atlantic Basin and will engage in transportation both to or from U.S. ports and between non-U.S. ports. On average, in 1997, 1998 and 1999, approximately 98% of our gross revenues was attributable

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to the transportation of cargoes to or from U.S. ports. Therefore, approximately
49%, on average, of our gross Shipping Income would have been treated as derived from U.S. sources for such periods and subject to United States tax at a rate equal to 4% of such gross income.

    SECTION 883 EXEMPTION

    If we qualify for the Section 883 Exemption, then our Shipping Income will not be subject to tax in the United States. We plan to take steps prior to or in connection with the recapitalization described under the heading
"Recapitalization" so that we will qualify for the Section 883 Exemption immediately following the offering. However, we may not qualify for the
Section 883 Exemption in the future.

    Our Shipping Income will qualify for the Section 883 Exemption for a taxable year if (i) our Subsidiary generating such income (or the company, with respect to Shipping Income of a Subsidiary that is not treated as a corporation for United States federal income tax purposes) is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States ("the country of organization requirement") and (ii) either
(x) our stock is primarily and regularly traded on an established securities market in the United States or in a country that provides an equivalent exemption during such taxable year (the "publicly traded requirement");
(y) more than 50% of our stock is treated as owned, directly or indirectly, for at least half of the number of days in the taxable year by "qualified shareholders" (the "ownership requirement") or (z) we are a CFC (as defined below) and certain other conditions are met.

    The U.S. Treasury Department has recognized the Cayman Islands, the Bahamas and Panama, where our Subsidiaries are organized, as well as the Republic of the Marshall Islands, our country of organization, as foreign countries that grant an equivalent exemption to U.S. corporations. Therefore, we and our Subsidiaries should satisfy the country of organization requirement. Our qualification for the Section 883 exemption should thus depend solely upon whether either the publicly traded requirement or the ownership requirement is met. We do not anticipate being a CFC. See "Tax Consequences to Holders--United States federal income tax consequences to holders" below.

    THE PUBLICLY TRADED AND OWNERSHIP REQUIREMENTS.

    There are currently no rules in effect that interpret the publicly traded and ownership requirements. However, proposed regulations (the "Proposed Regulations") were recently issued that define the scope of the publicly traded and ownership requirements. The Proposed Regulations are proposed to be effective after they are finalized, but once finalized may be applied retroactively by taxpayers to prior years. For purposes of the discussion below, it is assumed that the Proposed Regulations, or rules similar to those set forth in the Proposed Regulations, will be applicable to determine satisfaction of the publicly traded and ownership requirements. However, there can be no assurance that the regulations, when finalized, will not differ from the Proposed Regulations.

    THE PUBLICLY TRADED REQUIREMENT. In interpreting the publicly traded requirement prior to the issuance of the Proposed Regulations, the Internal Revenue Service, in a technical advice memorandum (on which taxpayers cannot rely), had looked to regulations that interpret a similar publicly traded requirement in another context. Those regulations in their final form are similar to the Proposed Regulations. The Proposed Regulations define the term "primarily and regularly traded on an established securities market," for purposes of the publicly traded requirement. The Proposed Regulations provide in pertinent part that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Stock will be considered to be "regularly traded" on such market if (i) stock representing 80% or more of the issuer's outstanding shares (by voting power and value) is listed on such market (the "80%" test); (ii) stock is traded on such market, other than in de minimus quantities, on at least 60 days during the taxable year (the "trading frequency threshold"); and (iii) the

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aggregate number of shares of stock traded is at least 10% of the average number of shares outstanding during such year (the "trading volume threshold"). The trading frequency threshold and the trading volume threshold will be deemed satisfied if, as we believe is the case here, the stock is traded on an established securities market in the United States and such stock is regularly quoted by brokers and dealers making a market in the stock (the "U.S. securities market exception").

    Following the offering, our common stock, the sole class of our stock that is issued and outstanding, will be listed on the New York Stock Exchange, which is an established securities market in the United States. Since the common stock is not listed or quoted on any other securities market, the common stock must be considered to be "primarily" traded on that market. The common stock should also be considered to be "regularly traded" on the New York Stock Exchange since
(i) the 80% test is satisfied by virtue of 100% of the common stock being listed on that market and (ii) the trading frequency threshold and trading volume threshold tests should be deemed satisfied as a result of the applicability of the U.S. securities market exception.

    However, the Proposed Regulations also provide, in pertinent part, that stock will not be considered to be regularly traded on an established securities market for any taxable year in which 50% or more of the outstanding shares of such stock is owned (within the meaning of the regulations) at any time during such taxable year by persons who each own (or are treated as owning) 5% or more of the value of the outstanding shares of such stock (the "5% Override Rule"). We expect to satisfy the publicly traded requirement immediately following the offering notwithstanding the 5% override rule, though we may not satisfy the requirement in the future.

    THE OWNERSHIP REQUIREMENT. The Proposed Regulations also address whether a corporation's shareholders are "qualified shareholders" for purposes of the ownership requirement. In general, shareholders will be qualified shareholders only if the shareholders (i) are residents of a country that grants an equivalent exemption (as discussed above), (ii) do not own their interests in the corporation through bearer shares, (iii) provide required documentation to the corporation and the corporation satisfies certain reporting requirements and
(iv) are either (A) individuals (other than beneficiaries of a pension fund),
(B) certain governmental entities, (C) foreign corporations organized in a country that grants an equivalent exemption and that satisfy the publicly traded requirement, (D) certain not-for-profit organizations organized in a country that grants an equivalent exemption or (E) beneficiaries of certain pension funds. For these purposes, stock owned by a corporation, partnership, estate or trust is treated as proportionately owned by its shareholders, partners or beneficiaries, as the case may be.

    We do not believe that we will satisfy the ownership requirement following the offering, but we may satisfy the requirement in the future.

    NET INCOME TAX

    If we do not qualify for the Section 883 Exemption, then our Shipping Income will be subject to a United States net income tax, in lieu of the gross income tax discussed above, to the extent our Shipping Income is treated as "effectively connected" with the conduct by us of a U.S. trade or business. Any such "effectively connected" Shipping Income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35% of net income. In addition, we may be subject to a 30% branch profits tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

    Our Shipping Income would be considered "effectively connected" with the conduct of a U.S. trade or business only if: (i) we have (or are considered to have) a fixed place of business in the United States involved in the earning of Shipping Income, which likely will be the case, and

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(ii) substantially all of our U.S. source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from bareboat charters, is attributable to a fixed place of business in the United States).

    We do not intend to have (or permit circumstances which would result in our having) any of our Subsidiaries' vessels operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities as described in this offering, none of our U.S. source Shipping Income should be effectively connected with the conduct of a U.S. trade or business and, therefore, none of our Shipping Income should be subject to a net income tax in the United States. This determination, however, does not apply to any income that we may derive from bareboat charters.

    In addition to the United States income taxes that may be imposed with respect to our Shipping Income if we do not qualify for the Section 883 Exemption, we may be subject to United States net income tax (regardless of whether we qualify for the Section 883 Exemption) with respect to all or our portion of our income, if any, that is not Shipping Income and that is effectively connected to the conduct of a trade or business in the United States.

    GAIN ON SALE OF VESSELS

    To the extent the vessel of any Subsidiary makes more than an occasional voyage to U.S. ports, that Subsidiary may be considered to be engaged in the conduct of a U.S. trade or business. As a result, except to the extent such gain falls within the Section 883 Exemption, any U.S. source gain on the sale of a Subsidiary's vessel may be partly or wholly subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income and branch tax regime. However, we intend to structure sales of Subsidiary vessels in such a manner, including but not limited to effecting the sale and delivery of vessels outside of the United States, as to not give rise to U.S. source gain.

    MARSHALL ISLANDS TAXATION

    Based on the advice of Dennis J. Reeder, Esq., our Marshall Islands tax counsel, we will not be subject to taxation under the laws of the Republic of the Marshall Islands, and distributions to us by our subsidiaries also will not be subject to any Marshall Islands tax.

TAX CONSEQUENCES TO HOLDERS

    UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

    The following discussion is a summary of the material U.S. federal income tax consequences to initial holders of our common stock who acquire such common stock in the offering. The discussion which follows is based on the Code, existing and proposed Treasury Department regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed herein.

    The discussion below is for general information only and, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, the discussion below relates to persons who hold our common stock as a capital asset. The tax treatment of a shareholder may vary depending upon such shareholder's particular situation, and certain shareholders may be subject to special rules not discussed below. Such shareholders would include, for example, insurance companies, tax-exempt organizations, financial institutions, and broker-dealers.

    As used in this section, a "U.S. holder" means a holder of our common stock who is, for U.S. federal income tax purposes:

    - a citizen or resident of the U.S.;

    - a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the U.S. or any political subdivision thereof;

    - an estate whose income is subject to U.S. federal income tax regardless of its source; or

    - a trust

       (i) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or

       (ii) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

    As used in this section, a non-U.S. holder is a holder of our common stock who is not a U.S. holder.

    U.S. HOLDERS

    DISTRIBUTIONS. Distributions made to U.S. holders on our common stock will be treated as dividends and taxable as ordinary income to the extent that such distributions are made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, with any excess being treated as a tax-free return of capital which reduces such U.S. holder's tax basis in our common stock to the extent thereof, and thereafter as capital gain from the sale or exchange of our common stock. The U.S. federal income tax treatment described in the immediately preceding sentence applies whether or not such distributions are treated as a return of capital for non-tax purposes. Amounts taxable as dividends generally will be treated as foreign source "passive" income for foreign tax credit purposes, provided, however, that the ratable portion of such dividends, if any, paid out of earnings and profits of General Maritime from U.S. sources may be treated as U.S. source dividends for foreign tax credit purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. U.S. holders of our common stock that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions by us, because we are a foreign corporation.

    DISPOSITION. Gain or loss recognized by a U.S. holder of our common stock on the sale, exchange or other taxable disposition of our common stock will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. holder's adjusted tax basis in the common stock surrendered. Such gain or loss will be long term capital gain or loss if such U.S. holder's holding period for our common stock is more than one year. Any gain or loss so recognized generally will be United States source.

    ANTI-DEFERRAL REGIMES. Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to certain U.S. holders (or to the direct or indirect beneficial owners of certain non-U.S. holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes are complex, and holders should consult their tax advisers with respect to the applicability and impact of these regimes to their ownership of our shares.

    CONTROLLED FOREIGN CORPORATION. We will be a controlled foreign corporation (a "CFC") for a taxable year if more than 50% of our stock is owned by United States persons who own (or are treated as owning under applicable rules) 10% or more of our voting stock (such persons, "10% U.S. shareholders"). If we are a CFC, our 10% U.S. shareholders will be required to include in income each year their pro-rata share of our and our Subsidiaries' "Subpart F income," which includes Shipping Income. However, such 10% U.S. shareholders in general would not be required to include in income any dividends distributed by us to the extent of any Subpart F income previously included in income by such 10% U.S. shareholders. A CFC's 10% U.S. shareholders may also be required to treat some or all of the gain realized upon the disposition of their CFC stock as ordinary income, rather than as capital gain. We do not anticipate that we will be a CFC immediately following the offering, though certain shareholders who receive their shares in the recapitalization may be required to divest a portion of their shares to achieve this result.

    PASSIVE FOREIGN INVESTMENT COMPANY. We will be a passive foreign investment company ("PFIC") if either (i) 75% or more of our gross income (including the gross income of any Subsidiary) in a taxable year is passive income or (ii) at least 50% of our assets (including the assets of any Subsidiary) in a taxable year (averaged over the year and generally determined based upon value) are held for the production of, or produce, passive income. While not entirely clear, passive income should not include Shipping Income. However, passive income would include amounts derived by reason of the temporary investment of funds raised in the offering.

    We do not expect to be a PFIC at the conclusion of the offering or in the foreseeable future. However, because there are uncertainties in the application of the PFIC rules, and because it is an annual test, there can be no assurance that we will not become a PFIC in any year.

    If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. person who is treated as owning our shares for purposes of the PFIC rules, in the absence of either an election by such U.S. person to treat the company as a "qualified electing fund" (the "QEF election") or a mark-to-market election, as discussed below, would be liable to pay tax, at the then prevailing income tax rates on ordinary income, plus interest on the tax, upon certain distributions and upon disposition of our shares at a gain, as if the distribution or gain had been recognized ratably over the U.S. person's holding period of our shares. Further, if a QEF election is not made, a U.S. holder that acquires our shares from a decedent (other than certain non-resident aliens) whose holding period for such shares includes time when we were a PFIC would be denied the normally available step-up of income tax basis for such shares to fair market value at the date of death and instead would have a tax basis limited to the decedent's tax basis.

    The above rules relating to the taxation of distributions and dispositions will not apply to a U.S. person who has made a QEF election for all taxable years that such holder has held its shares and the company was a PFIC. Instead, each U.S. holder who has made a QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the company as ordinary income and a pro rata share of the net capital gain of the company as long-term capital gain, regardless of whether the company has made any distributions of such earnings or gain.

    If we become a PFIC and provided our shares are marketable, a U.S. person may make a mark-to-market election. Under the election, any excess of the fair market value of the shares at the close of any tax year over the U.S. person's adjusted basis in the shares is included in the U.S. person's income as ordinary income. In addition, the excess, if any, of such adjusted basis at the close of any taxable year over fair market value is deductible in an amount equal to the lesser of the amount of such excess or the net mark-to-market gains on the shares that the U.S. person included in income in previous years. If a U.S. person makes a mark-to-market election after the beginning of its holding period, the U.S. person does not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

    PERSONAL HOLDING COMPANY AND FOREIGN PERSONAL HOLDING COMPANY. We will be classified as a personal holding company (a "PHC") for United States federal income tax purposes for a taxable year if (i) at any time during the last half of our taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of our stock by value (the "PHC Ownership Test"), (ii) we receive 60% or more of our U.S.-related gross income, as specifically adjusted, from certain passive sources (the "PHC Income Test") and (iii) we are not a PFIC or an FPHC (defined below). A PHC is taxed (currently at a rate of 39.6%) on certain of its undistributed taxable income. We believe that we are not a PHC. However, no assurance can be given that such rules will not apply to us in the future.

    We will be a foreign personal holding company (an "FPHC") for United States federal income tax purposes if both (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of our stock measured by voting power or value and (ii) we receive at least 60% (50% in years other than our first taxable year as an FPHC) of our gross income (regardless of source), as specifically adjusted, from certain passive sources. If we are classified as an FPHC, a portion of our "undistributed foreign person holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of our shareholders who are U.S. shareholders on the last taxable day of the our taxable year, or, if earlier, the last day on which we are classifiable as an FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. shareholders who dispose of their shares prior to such date would not be subject to a tax under these rules. We believe that we are not an FPHC. However, no assurance can be given that we will not qualify as an FPHC in the future.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    Certain U.S. holders may be subject to information reporting with respect to payments of dividends on, and the proceeds of the disposition of, our common stock. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. U.S. holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common stock.

    NON-U.S. HOLDERS

    DISTRIBUTIONS AND DISPOSITION. In general, and subject to the discussion below under "Information reporting and backup withholding," a non-U.S. holder will not be subject to U.S. federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common stock, unless (1) the income or gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S., (2) in the case of gain realized by an individual non-U.S. holder upon a disposition of our common stock, the non-U.S. holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met or (3) with respect to distributions, at least 25% of our gross income for the three year period preceding the year the distribution is declared is effectively connected with the conduct by us of a trade or business in the United States, which we do not anticipate will be the case.

    In the event that clause (1) in the preceding paragraph applies, such income or gain generally will be subject to regular U.S. federal income tax in the same manner as if such income or gain, as the case may be, were realized by a U.S. holder. In addition, if such non-U.S. holder is a non-U.S. corporation, such income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty. In the event that clause (3), but not clause (1), in the preceding paragraph applies, a portion of the distribution may be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. If our common stock is held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of our common stock. Information reporting, and possibly backup withholding, may apply if our common stock is held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide appropriate information. Non-U.S. holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of our common stock.

    MARSHALL ISLANDS TAX CONSEQUENCES TO HOLDERS

    Based on the advice of Dennis J. Reeder, Esq., our Marshall Islands tax counsel, as of the date of this prospectus, there is no Marshall Islands income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of the Marshall Islands in respect of capital gains realized on a disposition of shares of our common stock or in respect of distributions by us with respect to shares of our common stock. This discussion does not, however, apply to the taxation of persons ordinarily resident in the Marshall Islands. Marshall Islands holders should consult their tax advisors regarding possible Marshall Islands taxes with respect to dispositions of, and distributions on, shares of our common stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters, for whom ING Barings LLC, Lehman Brothers Inc. and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
ING Barings LLC.............................................
Lehman Brothers Inc.........................................
Jefferies & Company, Inc....................................
                                                                 ---------
Total.......................................................
                                                                 =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of the shares are purchased.

    The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to some dealers who are members of the National Association of Securities Dealers, Inc. at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may allow, a concession of not more than $ per share to brokers or other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives.

OVER-ALLOTMENT TO PURCHASE ADDITIONAL SHARES.

    We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to       additional
shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears
to             , and we will be obligated, pursuant to this option, to sell these shares in proportion to their respective purchase commitments, to the underwriters to the extent this option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on
the same terms as those on which the             shares are being offered.

    The following table shows the fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                                                     TOTAL FEES
                                                             ---------------------------
                                            FEES PER SHARE   NO EXERCISE   FULL EXERCISE
                                            --------------   -----------   -------------
Payable by us.............................

    In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately             .

    We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

    The representatives of the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

STABILIZATION, SYNDICATE SHORT POSITION AND PENALTY BIDS

    In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which create a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress. The representatives also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these activities. The underwriters may conduct these transactions on the New York Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

DIRECTED SHARE PROGRAM

    At our request, the underwriters have reserved for sale, at the initial
public offering price, approximately   of the shares to be sold in this offering
for our directors, employees, their family members and other third parties with whom we have a business relationship. Our senior management will determine whether or not a person with whom we have a business relationship will be included in the program. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

    We and each of our officers and directors, all of our shareholders, and holders of options and warrants to purchase our stock, and the holder of our convertible note, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering, or common stock issuable upon exercise of options or warrants held by these persons, for a period of 180 days after the date of this prospectus without the prior written consent of ING Barings LLC. This consent may be given at any time without public notice.

    Additionally, we may grant options and sell shares pursuant to our option plan without such consent.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price will be:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - assessment of our management;

    - the market capitalization and stage of development of other companies that we and the underwriters believe to be comparable to our business; and

    - estimates of our business potential.

                                 LEGAL MATTERS

    Kramer Levin Naftalis & Frankel LLP, New York, New York, will provide us with an opinion relating to certain matters in connection with this offering. Dennis J. Reeder, Esq. will provide us with an opinion relating to matters concerning the law of the Republic of the Marshall Islands. Certain legal matters in connection with this offering will be passed upon for the underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999 and the period from February 1, 1997 to December 31, 1997, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    In August 2000, we appointed Deloitte & Touche LLP as our certifying accountants to replace Ernst & Young LLP. This action was subsequently approved by our board of directors. During our two most recent fiscal years and the subsequent interim period through August 2000, we had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference to the subject matter of the disagreements in their report. Neither of Ernst & Young LLP's reports on our financial statements for the two most recent fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. A letter addressed to the Securities and Exchange Commission from Ernst & Young LLP stating that they agree with the above statement is attached as an exhibit to the registration statement to which this prospectus relates.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed a registration statement on Form S-1 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information regarding us and our common stock, you should read the registration statement and the related exhibits and schedules. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the SEC's website referred to above.

                          GENERAL MARITIME CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  PAGE
                                                              ------------
Consolidated Financial Statements as of December 31, 1999
  and 1998, and for the Years Ended December 31, 1999 and
  1998 and for the Period from February 1, 1997 to
  December 31, 1997:

  Report of Independent Auditors............................      F-2

  Consolidated Balance Sheets...............................      F-3

  Consolidated Statements of Operations.....................      F-4

  Consolidated Statements of Shareholders' Equity...........      F-5

  Consolidated Statements of Cash Flows.....................      F-6

  Notes to Consolidated Financial Statements................      F-7

Consolidated Financial Statements as of June 30, 2000
  (unaudited) and December 31, 1999 and For the Six Months
  Ended June 30, 2000 (unaudited) and 1999 (unaudited):

  Consolidated Balance Sheets...............................      F-16

  Consolidated Statements of Operations.....................      F-17

  Consolidated Statement of Shareholders' Equity............      F-18

  Consolidated Statements of Cash Flows.....................      F-19

  Notes to Consolidated Financial Statements................      F-20

                         REPORT OF INDEPENDENT AUDITORS

    We have audited the accompanying consolidated balance sheets of General Maritime Corporation as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999 and the period from February 1, 1997 to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Maritime Corporation at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999 and the period from February 1, 1997 to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

New York, New York
November 10, 2000, except for Note 1, as to which the date is December   , 2000.

    The foregoing report is in the form that will be signed upon the completion of the recapitalization and legal entity reorganization described in Note 1 to the consolidated financial statements.

                                          /s/ Ernst & Young LLP

New York, New York
November 10, 2000

                          GENERAL MARITIME CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                             (DOLLARS IN THOUSANDS)

                                                                1999       1998
                                                              --------   --------
                                     ASSETS
Current assets:
  Cash......................................................  $  6,842   $  6,411
  Restricted cash...........................................     1,388      2,534
  Due from charterers.......................................     2,538      2,056
  Prepaid expenses and other current assets.................     2,510      1,120
                                                              --------   --------
      Total current assets..................................    13,278     12,121
                                                              --------   --------
Noncurrent assets:
  Vessels, net of accumulated depreciation of $37,640 and
    $18,855, respectively...................................   328,974    329,562
  Other fixed assets, net...................................       831        465
  Deferred drydock costs....................................     3,899        201
  Due from charterers.......................................     2,862      2,450
  Deferred financing costs..................................     1,302        834
                                                              --------   --------
      Total noncurrent assets...............................   337,868    333,512
                                                              --------   --------
Total assets................................................  $351,146   $345,633
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................  $  5,230   $  1,387
  Accrued interest..........................................     3,038      1,294
  Current portion of long-term debt.........................    20,450     18,982
                                                              --------   --------
      Total current liabilities.............................    28,718     21,663
                                                              --------   --------
Noncurrent liabilities:
  Deferred voyage revenue...................................        --      1,677
  Note payable to shareholder...............................    15,000         --
  Long-term debt............................................   181,550    222,643
                                                              --------   --------
      Total noncurrent liabilities..........................   196,550    224,320
                                                              --------   --------
      Total liabilities.....................................   225,268    245,983
                                                              --------   --------

SHAREHOLDERS' EQUITY:
  Common stock, par value       , authorized       ,
    issued..................................................        --         --
  Paid-in capital...........................................   127,049     96,083
  Retained earnings (deficit)...............................    (1,171)     3,567
                                                              --------   --------
      Total shareholders' equity............................   125,878     99,650
                                                              --------   --------
Total liabilities and shareholders' equity..................  $351,146   $345,633
                                                              ========   ========

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

                                                                1999       1998       1997
                                                              --------   --------   --------
Net voyage revenues:
  Voyage revenues...........................................  $ 71,476   $ 62,031   $12,436
  Voyage expenses...........................................   (16,742)   (10,247)     (465)
                                                              --------   --------   -------
      Net voyage revenues...................................    54,734     51,784    11,971
                                                              --------   --------   -------

Operating expenses:
  Direct vessel expenses....................................    19,269     15,684     3,010
  General and administrative expenses.......................     3,868      2,828     1,101
  Depreciation and amortization.............................    19,810     16,493     3,402
                                                              --------   --------   -------
      Total operating expenses..............................    42,947     35,005     7,513
                                                              --------   --------   -------

Operating income............................................    11,787     16,779     4,458
                                                              --------   --------   -------

Interest income (expense):
    Interest income.........................................       456        547       268
    Interest expense........................................   (16,981)   (15,201)   (3,284)
                                                              --------   --------   -------
      Net interest expense..................................   (16,525)   (14,654)   (3,016)
                                                              --------   --------   -------

Net (loss) income...........................................  $ (4,738)  $  2,125   $ 1,442
                                                              ========   ========   =======

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

                                                                             RETAINED
                                                        COMMON    PAID-IN    EARNINGS
                                                        STOCK     CAPITAL    (DEFICIT)    TOTAL
                                                       --------   --------   ---------   --------
Balance, February 1, 1997 Initial Contribution.......  $     --   $      1    $    --    $      1
  Capital contributions..............................        --     54,100         --      54,100
  Net income.........................................        --         --      1,442       1,442
                                                       --------   --------    -------    --------
Balance, December 31, 1997...........................        --     54,101      1,442      55,543
  Capital contributions..............................        --     41,982         --      41,982
  Net income.........................................        --         --      2,125       2,125
                                                       --------   --------    -------    --------
Balance, December 31, 1998...........................        --     96,083      3,567      99,650
  Capital contributions..............................        --     30,966         --      30,966
  Net loss...........................................        --         --     (4,738)     (4,738)
                                                       --------   --------    -------    --------
Balance, December 31, 1999...........................  $     --   $127,049    $(1,171)   $125,878
                                                       ========   ========    =======    ========

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD

                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

                                                                1999       1998        1997
                                                              --------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income...........................................  $ (4,738)  $   2,125   $   1,442
Adjustments to reconcile net (loss) income to net cash
  provided by operating activities:
  Depreciation and amortization.............................    19,810      16,493       3,402
  Change in assets and liabilities:
    Increase in due from charterers--current................      (482)     (1,669)       (386)
    Increase in prepaid expenses and other current assets...    (1,394)       (254)       (836)
    Increase in due from charterers--noncurrent.............      (412)     (1,776)       (674)
    Increase in accounts payable and accrued expenses.......     5,498         501       1,912
    (Decrease) increase in deferred voyage revenue..........    (1,677)        495       1,182
                                                              --------   ---------   ---------
      Net cash provided by operating activities.............    16,605      15,915       6,042
                                                              --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of vessels.......................................   (18,200)   (158,700)   (189,716)
  Purchase of other fixed assets............................        (6)        (17)         --
  Addition to vessels.......................................      (482)       (489)         --
  Deferred drydock costs incurred...........................    (4,074)       (250)         --
                                                              --------   ---------   ---------
      Net cash used in investing activities.................   (22,762)   (159,456)   (189,716)
                                                              --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank loan...................................        --     119,025     138,150
  Proceeds from note payable to shareholder.................    15,000          --          --
  Capital contributions from shareholders...................    30,966      41,982      54,101
  Change in loan with shareholder...........................        90          42          42
  Decrease (increase) in restricted cash....................     1,146        (765)     (1,769)
  Principal payments on long-term debt......................   (39,625)    (12,950)     (2,600)
  Increase in deferred financing costs......................      (989)       (673)       (959)
                                                              --------   ---------   ---------
      Net cash provided by financing activities.............     6,588     146,661     186,965
                                                              --------   ---------   ---------
Net increase in cash........................................       431       3,120       3,291
Cash, beginning of period...................................     6,411       3,291          --
                                                              --------   ---------   ---------
Cash, end of period.........................................  $  6,842   $   6,411   $   3,291
                                                              ========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................  $ 15,237   $  14,882   $   2,309
                                                              ========   =========   =========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  Loan costs included in accounts payable and accrued
    expenses................................................  $    486   $     153   $     153
                                                              ========   =========   =========

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    General Maritime Corporation (the "Company") is a provider of international transportation services of seaborne crude oil within the Atlantic Basin. The Company's fleet is comprised of both Aframax and Suezmax tankers. Most of the Company's vessels are currently operating in the Atlantic Basin which consists primarily of ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

RECAPITALIZATION

    Prior to the Company's recapitalization, which is described below, the Company's vessels were owned directly or indirectly by various limited partnerships. The managing general partners of the limited partnerships were various companies wholly owned by Peter C. Georgiopoulos, Chairman and Chief Executive Officer of the Company. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, a Subchapter S Corporation also wholly owned by Mr. Georgiopoulos.

    As part of the Company's recapitalization, Mr. Georgiopoulos transferred the equity of the old General Maritime Corporation to the Company along with the general partnership interests in the vessel owning limited partnerships, and in exchange was issued the sole equity interest in the Company.

    In addition, each vessel owner has entered into an agreement with the Company with respect to the recapitalization. Pursuant to these agreements, prior to the completion of this offering, the vessel owners will deliver the entire equity interest in each vessel to the Company. In exchange the Company will issue each vessel owner shares of common stock of the Company.

    Accordingly, the financial statements have been prepared as if the recapitalization had occurred in 1997, representing the commencement of operations of the old General Maritime Corporation. It is accounted for in a manner similar to a pooling of interests as all of the equity interests delivered in the recapitalization are under common control. The financial information included herein does not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future had the Company operated as a legal consolidated entity for the years presented.

BASIS OF PRESENTATION

    A summary of the major accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States, is presented below.

BUSINESS GEOGRAPHICS

    Non-U.S. domestic operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, primarily the Atlantic Basin, over hundreds of trade

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

REVENUE AND EXPENSE RECOGNITION

    Revenue and expenses relating to voyages under spot market are recognized on a pro rata basis based on the relative transit time in each period. Revenue from time charters are recognized on a straight-line basis over the term of the respective time charter agreement. Expenses in connection with time charters are recognized when incurred.

    Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter party. Demurrage income is recognized in accordance with the provisions of the respective charter parties and the circumstances under which demurrage claims arise.

RESTRICTED CASH

    Certain of the Company's subsidiaries are required to make monthly transfers into separate bank accounts to be used to pay interest and principal on their senior and junior loan facilities.

VESSELS, NET

    Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated remaining useful lives. The depreciation is based on cost less the estimated residual scrap value. The useful lives have been determined to be 25 years from date of initial delivery from shipyard.

OTHER FIXED ASSETS, NET

    Other fixed assets, net is stated at cost less accumulated depreciation. The costs of significant renewals and betterments are capitalized and depreciated; expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

DESCRIPTION                                                   USEFUL LIVES
-----------                                                   ------------
Furniture, fixtures and other equipment.....................  10 years
Vessel equipment............................................  5 years
Computer equipment..........................................  4 years

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RECOVERABILITY OF LONG-LIVED ASSETS

    The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to the carrying values or the useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows and business plans. In the event that an impairment seems likely, the fair value of the related asset would be determined and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary.

DEFERRED DRYDOCK COSTS

    Approximately every 30 to 60 months, the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes drydock costs when drydocks occur and amortizes such costs ratably over the period between drydocks. Amortization of drydocks is reported with depreciation and amortization in the statement of operations.

INCOME TAXES

    As noted in the description of the recapitalization plan in Note 1, the Company comprises various limited partnerships, which owned the respective vessels, and the old General Maritime Corporation, which was a Subchapter S Corporation. As a result, no provision for federal income tax for prior years is included in the financial statements of the Company. The various limited partnerships were generally treated as partnerships for US federal income tax purposes, and accordingly, pursuant to section 701 of the Internal Revenue Code were not subject to federal income taxes. The Subchapter S Corporation was also not subject to federal income taxes, however it was subject to various state and local taxes which were not material for any of the periods presented.

    The Company is a Marshall Islands corporation. Pursuant to various tax treaties and pursuant to the U.S. Internal Revenue Code, the Company does not believe its operations will be subject to income taxes in the United States. Accordingly, no pro forma income tax information has been presented in these financial statements.

DEFERRED REVENUE

    Deferred revenue relates primarily to cash received from charterers prior to being earned. These amounts are recognized as income in the appropriate future periods.

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COMPREHENSIVE INCOME

    The Company has no components of comprehensive income and, as a result, comprehensive income is equal to net income for all the periods presented.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair values of the Company's cash and restricted cash, due from charterers, accounts payable and bank loans approximate the carrying amounts as of December 31, 1999 and 1998 due to their short-term maturities or variable-rate nature of the borrowings.

DERIVATIVE FINANCIAL INSTRUMENTS

    To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are not recognized in the financial statements as they qualify as hedge transactions.

    Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

RECENT ACCOUNTING PRONOUNCEMENTS

    During 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133. This statement deferred the effective date of FASB Statement No. 133 until periods beginning after June 15, 2000. FASB Statement No. 133 will require that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. It is expected that the adoption of this Statement will not have a material impact on the Company's results of operations or financial position.

    In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, REVENUE RECOGNITION. This Bulletin sets forth the SEC Staff's position

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) regarding the point at which it is appropriate for a registrant to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or service has been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.

2.  OTHER FIXED ASSETS

    Other fixed assets consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Other fixed assets:
  Furniture, fixtures and equipment.........................    $  2       $  2
  Vessel equipment..........................................     971        489
  Computer equipment........................................      21         15
                                                                ----       ----
Total cost..................................................     994        506
Less accumulated depreciation...............................     163         41
                                                                ----       ----
Total.......................................................    $831       $465
                                                                ====       ====

3.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Accounts payable............................................   $4,430     $1,091
Accrued expenses............................................      800        296
                                                               ------     ------
Total.......................................................   $5,230     $1,387
                                                               ======     ======

4.  NOTE PAYABLE TO SHAREHOLDER

    In connection with the purchase of a vessel, the Company entered into a loan agreement with a shareholder. The loan was evidenced by a note bearing interest at 10% and was due on March 31, 2000. Interest expense under this loan was $458 for the year ended December 31, 1999. The loan was secured by a pledge of a vessel, which had a carrying amount of $17,888 at December 31, 1999. Subsequent to December 31, 1999, the Company negotiated a new loan facility with a bank for the purchase of additional vessels. In connection with obtaining this financing, the shareholder contributed

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

4.  NOTE PAYABLE TO SHAREHOLDER (CONTINUED)
the note payable and interest of $250, which was incurred during the six months ended June 30, 2000, to capital.

5.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
Senior loans............................................  $184,250   $223,875
Junior loans............................................    17,750     17,750
                                                          --------   --------
                                                           202,000    241,625
Less current portion of long-term debt..................    20,450     18,982
                                                          --------   --------
Long-term debt..........................................  $181,550   $222,643
                                                          ========   ========

    The Company financed the acquisition of its vessels through 11 loan facilities entered into by its subsidiaries. These loan facilities are grouped in six packages, five of which consist of both senior and junior loan facilities and one of which consists of only a senior loan facility. The senior loan facilities are payable in quarterly or monthly installments and have balloon payments at their expirations, which are generally five years from the date of issuance. Interest rates under the senior loan facilities are adjusted quarterly and range from 1.125% to 2.5% above the London Interbank Offered Rate ("LIBOR"). The junior loan facilities are payable in a single balloon payment five years from the respective issuance date. Interest is payable quarterly at 3.0% above LIBOR.

    Interest rates during 1999 ranged from 6.1% to 8.6% and from 8.0% to 9.2% under the senior and junior loan facilities, respectively. Interest rates during 1998 ranged from 6.3% to 7.7% and 8.2% to 8.9% under the senior and junior loan facilities, respectively. Interest expense under these loan facilities was $15,404, $14,316 and $3,117 for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997, respectively.

    The Company's obligations under the loan facilities are secured by one or more of the following: (i) a mortgage on the vessel financed through the applicable loan facility; (ii) pledges of shares of capital stock of the subsidiaries; and (iii) a lien on some or all of the assets of the subsidiary party to the loan facility agreement. Several of the Company's loan facilities are collateralized by more than one vessel. Vessels pledged as security under the loan facility agreements had a carrying amount of $311,086 and $329,562 at December 31, 1999 and 1998, respectively.

    The loan facility agreements contain, among other things, restrictive covenants requiring minimum levels of working capital, maintenance of collateral market values and mandatory prepayments. The loan facility agreements also contain, among other things, prohibitions against additional borrowings, guarantees and payments of dividends.

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

5.  LONG-TERM DEBT (CONTINUED)
    At December 31, 1999, the Company was in default under certain loan facilities agreements. The Company obtained a waiver from the lender for such defaults through January 31, 2001.

    Aggregate maturities without any mandatory prepayments, under the loan facility agreements during the next five years from December 31, 1999, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $ 20,450
2001........................................................    25,050
2002........................................................   147,600
2003........................................................     8,900
2004........................................................        --
Thereafter..................................................        --
                                                              --------
                                                              $202,000
                                                              ========

    Certain of the Company's subsidiaries are required to make monthly transfers into separate bank accounts to be used to pay interest and principal on the senior and junior loan facilities.

    The Company has entered into interest swap agreements to manage interest costs and the risk associated with changing interest rates. The Company had outstanding ten and nine interest rate swap agreements with foreign banks at December 31, 1999 and 1998, respectively. These agreements effectively fix the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 7.3% to 7.6% for the senior loan facilities, and 9.3% to 9.4% for the junior loan facilities. The differential to be paid or received is recognized as an adjustment to interest expense as incurred. The swap agreements mature on or before the loan facilities which they hedge. The changes in the notional principal amounts of the swaps of December 31, 1999 and 1998 are as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
Notional principal amount, beginning of year............  $122,600   $135,550
Maturity of swaps.......................................    18,850     12,950
                                                          --------   --------
Notional principal amount, end of year..................  $103,750   $122,600
                                                          ========   ========

    The Company would have received approximately $576 to settle all outstanding swap agreements based upon their aggregate fair value as of December 31, 1999. This fair value is based upon estimates received from financial institutions.

    Interest expense pertaining to interest rate swaps for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997 was $1,102, $867 and $152, respectively.

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

6.  REVENUE FROM TIME CHARTERS

    Total revenue earned on time charters for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997 were $35,230, $36,646 and $12,554, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts at December 31, 1999, are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $ 42,169
2001........................................................    37,182
2002........................................................    20,937
2003........................................................     7,928
2004........................................................        --
Thereafter..................................................        --
                                                              --------
                                                              $108,216
                                                              ========

7.  OPERATING LEASES

    Total rental expense relating to operating leases amounted to $10, $10 and $9 for the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997, respectively. Operating leases are primarily for rental of equipment under leases expiring in April 17, 2005.

    The future minimum rental payments under operating leases at December 31, 1999 were as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................    $ 7
2001........................................................      9
2002........................................................      9
2003........................................................      9
2004........................................................      9
Thereafter..................................................      2
                                                                ---
                                                                $45
                                                                ===

8.  SIGNIFICANT CUSTOMER

    For the years ended December 31, 1999 and 1998 and for the period from February 1, 1997 to December 31, 1997, the Company earned approximately $16,002, $16,954 and $7,516, respectively, from one customer which represents 22.4%, 27.3% and 60.4% of voyage revenues in the respective periods.

                          GENERAL MARITIME CORPORATION

       FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE PERIOD
                   FROM FEBRUARY 1, 1997 TO DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

9.  COMMITMENTS AND CONTINGENCIES

    The Company had contracts outstanding with Universe Tankships (Delaware) Inc., Universe Tankships (Bermuda) Inc., and DSD Shipping A/S for technical management of vessels. The remaining commitments under the contracts were approximately $472, $141 and $48, respectively, at December 31, 1999, and $1,267, $318 and $48, respectively, at December 31, 1998.

    Subsequent to year end, the Company entered into additional contracts with United Overseas Tankers Ltd. Commitments under these additional contracts were approximately $2,067.

10.  RELATED PARTY TRANSACTIONS

    Included in accounts payable are net advances from the Chairman and Chief Executive Officer, Peter C. Georgiopoulos, which amounted to $174 and $84 for the years ended December 31, 1999 and 1998, respectively.

                                     ******

                          GENERAL MARITIME CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                JUNE 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999

                             (DOLLARS IN THOUSANDS)

                                                               JUNE 30,     DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS

Current assets:
  Cash......................................................    $ 16,197      $  6,842
  Restricted cash...........................................         243         1,388
  Due from charterers.......................................       2,970         2,538
  Prepaid expenses and other current assets.................       3,935         2,510
                                                                --------      --------
    Total current assets....................................      23,345        13,278
                                                                --------      --------
Noncurrent assets:
  Deposit on vessel.........................................       8,633            --
  Vessels, net of accumulated depreciation of $47,587 and
    $37,640, respectively...................................     376,027       328,974
  Other fixed assets, net...................................         981           831
  Deferred drydock costs....................................       4,266         3,899
  Due from charterers.......................................       2,591         2,862
  Deferred financing costs..................................       1,796         1,302
                                                                --------      --------
    Total noncurrent assets.................................     394,294       337,868
                                                                --------      --------
Total assets................................................    $417,639      $351,146
                                                                ========      ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $  3,721      $  5,230
  Accrued interest..........................................       2,750         3,038
  Current portion of long-term debt.........................      36,329        20,450
                                                                --------      --------
    Total current liabilities...............................      42,800        28,718
                                                                --------      --------
Noncurrent liabilities:
  Deferred voyage revenue...................................       2,983            --
  Note payable to shareholder...............................          --        15,000
  Long-term debt............................................     209,009       181,550
                                                                --------      --------
    Total noncurrent liabilities............................     211,992       196,550
                                                                --------      --------
    Total liabilities.......................................     254,792       225,268
                                                                --------      --------
SHAREHOLDERS' EQUITY:
  Common stock, par value       , authorized       ,
    issued..................................................          --            --
  Paid-in capital...........................................     157,799       127,049
  Retained earnings (deficit)...............................       5,048        (1,171)
                                                                --------      --------
    Total shareholders' equity..............................     162,847       125,878
                                                                --------      --------
Total liabilities and shareholders' equity..................    $417,639      $351,146
                                                                ========      ========

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                 2000          1999
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
Net voyage revenues:
  Voyage revenues...........................................    $48,289       $36,442
  Voyage expenses...........................................     (9,950)       (7,042)
                                                                -------       -------
    Net voyage revenues.....................................     38,339        29,400
                                                                -------       -------
Operating expenses:
  Direct vessel expenses....................................     10,080         9,183
  General and administrative expenses.......................      2,221         1,832
  Depreciation and amortization.............................     11,012         9,582
                                                                -------       -------
    Total operating expenses................................     23,313        20,597
                                                                -------       -------
Operating income............................................     15,026         8,803
                                                                -------       -------
Interest income (expense):
  Interest income...........................................        339           212
  Interest expense..........................................     (9,146)       (8,293)
                                                                -------       -------
    Net interest expense....................................     (8,807)       (8,081)
                                                                -------       -------
Net income..................................................    $ 6,219       $   722
                                                                =======       =======

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                             RETAINED
                                                        COMMON    PAID-IN    EARNINGS
                                                        STOCK     CAPITAL    (DEFICIT)    TOTAL
                                                       --------   --------   ---------   --------
Balance, January 1, 1999.............................  $     --   $ 96,083    $ 3,567    $ 99,650
  Capital contributions..............................        --     23,593         --      23,593
  Net income.........................................        --         --        722         722
                                                       --------   --------    -------    --------

Balance, June 30, 1999...............................  $     --   $119,676    $ 4,289    $123,965
                                                       ========   ========    =======    ========

Balance, January 1, 2000.............................        --   $127,049    $(1,171)   $125,878
  Capital contributions..............................        --     30,750         --      30,750
  Net income.........................................        --         --      6,219       6,219
                                                       --------   --------    -------    --------

Balance, June 30, 2000...............................  $     --   $157,799    $ 5,048    $162,847
                                                       ========   ========    =======    ========

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                 2000          1999
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................    $  6,219      $    722
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      11,012         9,582
  Noncash interest expense contributed to capital...........         250            --
  Change in assets and liabilities:
    (Increase) decrease in due from charterers--current.....        (432)          110
    Increase in prepaid expenses and other current assets...      (1,425)       (1,324)
    Decrease (increase) in due from
      charterers--noncurrent................................         271          (456)
    (Decrease) increase in accounts payable and accrued
      expenses..............................................      (2,051)        1,908
    Increase (decrease) in deferred voyage revenue..........       2,983        (1,088)
                                                                --------      --------
      Net cash provided by operating activities.............      16,827         9,454
                                                                --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of vessels.......................................     (57,000)           --
  Purchase of other fixed assets............................         (76)           (3)
  Addition to vessels.......................................        (179)         (242)
  Cash paid on deposit of vessels...........................      (8,633)           --
  Deferred drydock costs incurred...........................      (1,047)         (500)
                                                                --------      --------
      Net cash used in investing activities.................     (66,935)         (745)
                                                                --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions from shareholders...................      15,500        23,593
  Decrease in restricted cash...............................       1,145           397
  Long-term debt borrowings.................................      51,238            --
  Principal payments on long-term debt......................      (7,900)      (31,575)
  Increase in deferred financing costs......................        (774)         (989)
  Change in loan with shareholder...........................         254            --
                                                                --------      --------
      Net cash provided by (used in) financing activities...      59,463        (8,574)
                                                                --------      --------
      Net increase in cash..................................       9,355           135
Cash, beginning of period...................................       6,842         6,411
                                                                --------      --------
Cash, end of period.........................................    $ 16,197      $  6,546
                                                                ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................    $  9,196      $  7,127
                                                                ========      ========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  Loan costs included in accounts payable and accrued
    expenses................................................    $    320      $    320
                                                                ========      ========
  Note and interest payable to shareholder contributed to
    capital.................................................    $ 15,250      $     --
                                                                ========      ========

                See notes to consolidated financial statements.

                          GENERAL MARITIME CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    General Maritime Corporation (the "Company") is a provider of international transportation services of seaborne crude oil within the Atlantic Basin. The Company's fleet is comprised of both Aframax and Suezmax tankers. Most of the Company's vessels are currently operating in the Atlantic Basin which consists primarily of ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea. The Company operates its business in one business segment, which is the transportation of international seaborne crude oil.

RECAPITALIZATION

    Prior to the Company's recapitalization, which is described below, the Company's vessels were owned directly or indirectly by various limited partnerships. The managing general partners of the limited partnerships were various companies wholly owned by Peter C. Georgiopoulos, Chairman and Chief Executive Officer of the Company. The commercial operations for all of these vessels were conducted by the old General Maritime Corporation, a Subchapter S Corporation also wholly owned by Mr. Georgiopoulos.

    As part of the Company's recapitalization, Mr. Georgiopoulos transferred the equity of the old General Maritime Corporation to the Company along with the general partnership interests in the vessel owning limited partnerships, and in exchange was issued the sole equity interest in the Company.

    In addition, each vessel owner has entered into an agreement with the Company with respect to the recapitalization. Pursuant to these agreements, prior to the completion of this offering, the vessel owners will deliver the entire equity interest in each vessel to the Company. In exchange the Company will issue each vessel owner shares of common stock of the Company.

    Accordingly, the financial statements have been prepared as if the recapitalization had occurred in 1997, representing the commencement of operations of the old General Maritime Corporation. It is accounted for in a manner similar to a pooling of interests as all of the equity interests delivered in the recapitalization are under common control. The financial information included herein does not necessarily reflect the consolidated results of operations, financial position, changes in shareholders' equity and cash flows of the Company in the future had the Company operated as a legal consolidated entity for the years presented.

BASIS OF PRESENTATION

    The financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the major accounting policies followed in the preparation of the accompanying financial statements, which conform to accounting principles generally accepted in the United States of America, is presented below. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information.

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
BUSINESS GEOGRAPHICS

    Non-U.S. domestic operations accounted for 100% of revenues and net income. Vessels regularly move between countries in international waters, primarily the Atlantic Basin, over hundreds of trade routes. It is therefore impractical to assign revenues or earnings from the transportation of international seaborne crude oil products by geographical area.

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of General Maritime Corporation and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

REVENUE AND EXPENSE RECOGNITION

    Revenue and expenses relating to voyages under spot market are recognized on a pro rata basis based on the relative transit time in each period. Revenue from time charters are recognized on a straight-line basis over the term of the respective time charter agreement. Expenses in connection with time charters are recognized when incurred.

    Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter party. Demurrage income is recognized in accordance with the provisions of the respective charter parties and the circumstances under which demurrage claims arise.

RESTRICTED CASH

    Certain of the Company's subsidiaries are required to make monthly transfers into separate bank accounts to be used to pay interest and principal on their senior and junior loan facilities.

VESSELS, NET

    Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated remaining useful lives. The depreciation is based on cost less the estimated residual scrap value. The useful lives have been determined to be 25 years from date of initial delivery from shipyard.

OTHER FIXED ASSETS, NET

    Other fixed assets, net is stated at cost less accumulated depreciation. The costs of significant renewals and betterments are capitalized and depreciated; expenditures for maintenance and repairs

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are expensed as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

DESCRIPTION                                                   USEFUL LIVES
-----------                                                   ------------
Furniture, fixtures and other equipment.....................    10 years
Vessel equipment............................................     5 years
Computer equipment..........................................     4 years

RECOVERABILITY OF LONG-LIVED ASSETS

    The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to the carrying values or the useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows and business plans. In the event that an impairment seems likely, the fair value of the related asset would be determined and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary.

DEFERRED DRYDOCK COSTS

    Approximately every 30 to 60 months the Company's vessels are required to be drydocked for major repairs and maintenance, which cannot be performed while the vessels are operating. The Company capitalizes drydock costs when drydocks occur and amortizes such costs ratably over the period between drydocks. Amortization of drydocks is reported with depreciation and amortization in the statement of operations.

INCOME TAXES

    As noted in the description of the recapitalization plan in Note 1, the Company comprises various limited partnerships, which owned the respective vessels, and the old General Maritime Corporation, which was a Subchapter S Corporation. As a result, no provision for federal income tax for prior years is included in the financial statements of the Company. The various limited partnerships were generally treated as partnerships for US federal income tax purposes, and accordingly, pursuant to section 701 of the Internal Revenue Code were not subject to federal income taxes. The Subchapter S Corporation was also not subject to federal income taxes, however it was subject to various state and local taxes which were not material for any of the periods presented.

    The Company is a Marshall Islands corporation. Pursuant to various tax treaties and pursuant to the U.S. Internal Revenue Code, the Company does not believe its operations will be subject to income taxes in the United States. Accordingly, no pro forma income tax information has been presented in these financial statements.

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED REVENUE

    Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

COMPREHENSIVE INCOME

    The Company has no components of comprehensive income and, as a result, comprehensive income is equal to net income for all the periods presented.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair values of the Company's cash and restricted cash, due from charterers, accounts payable and bank loans approximate the carrying amounts as of June 30, 2000 (unaudited) and December 31, 1999 due to their short-term maturities or variable-rate nature of the borrowings.

DERIVATIVE FINANCIAL INSTRUMENTS

    To manage its exposure to fluctuating interest rates, the Company uses interest rate swap agreements. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair values of interest rate swap agreements and changes in fair value are not recognized in the financial statements as they qualify as hedge transactions.

    Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

RECENT ACCOUNTING PRONOUNCEMENTS

    During 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133. This statement deferred the effective date of FASB Statement No. 133 until periods beginning after June 15, 2000. FASB Statement No. 133 will require that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a hedge transaction and the type of hedge transaction. The ineffective portion of all

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) hedges will be recognized in earnings. It is expected that the adoption of this Statement will not have a material impact on the Company's results of operations and financial position.

    In November 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, REVENUE RECOGNITION. This Bulletin sets forth the SEC Staff's position regarding the point at which it is appropriate for a registrant to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met:
(1) persuasive evidence of an arrangement exists, (2) delivery has occurred or service has been rendered, (3) the seller's price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.

2.  OTHER FIXED ASSETS

    Other fixed assets consist of the following:

                                                       JUNE 30,     DECEMBER 31,
                                                         2000           1999
                                                      -----------   -------------
                                                      (UNAUDITED)
Other fixed assets:
  Furniture, fixtures and equipment.................    $   73          $  2
  Vessel equipment..................................     1,150           971
  Computer equipment................................        26            21
                                                        ------          ----
Total cost..........................................     1,249           994
Less accumulated depreciation.......................       268           163
                                                        ------          ----
Total...............................................    $  981          $831
                                                        ======          ====

3.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consist of the following:

                                                       JUNE 30,     DECEMBER 31,
                                                         2000           1999
                                                      -----------   -------------
                                                      (UNAUDITED)
Accounts payable....................................    $3,401         $4,430
Accrued expenses....................................       320            800
                                                        ------         ------
Total...............................................    $3,721         $5,230
                                                        ======         ======

4.  NOTE PAYABLE TO SHAREHOLDER

    In connection with the purchase of a vessel, the Company entered into a loan agreement with a shareholder. The loan was evidenced by a note bearing interest at 10% and was due on March 31, 2000. Interest expense under this loan was $617 and $458 for the six months ended June 30, 2000 and for the year ended
December 31, 1999, respectively. The loan was secured by a pledge of a vessel,

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

4.  NOTE PAYABLE TO SHAREHOLDER (CONTINUED)
which had a net book value of $17,888 at December 31, 1999. Subsequent to December 31, 1999, the Company negotiated a new loan facility with a bank for the purchase of additional vessels. In connection with obtaining this financing, the shareholder contributed the note payable and interest of $250, which was incurred during the six months ended June 30, 2000, to capital.

5.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                       JUNE 30,     DECEMBER 31,
                                                         2000           1999
                                                      -----------   -------------
                                                      (UNAUDITED)
Senior loans........................................   $227,350       $184,250
Junior loans........................................     17,988         17,750
                                                       --------       --------
                                                        245,338        202,000
Less current portion of long-term debt..............     36,329         20,450
                                                       --------       --------
Long-term debt......................................   $209,009       $181,550
                                                       ========       ========

    The Company financed the acquisition of its vessels through 12 loan facilities entered into by the subsidiaries. These loan facilities are grouped in seven packages, five of which consist of both senior and junior loan facilities and two of which consist of only senior loan facilities. The senior loan facilities are payable in quarterly or monthly installments and have balloon payments at their expirations, which are generally five years from the date of issuance. Interest rates under the senior loan facilities are adjusted quarterly and range from 1.125% to 2.5% above the London Interbank Offered Rate ("LIBOR"). The junior loan facilities are payable in a single balloon payment five years from the respective issuance date. Interest is payable quarterly at 3.0% above LIBOR.

    Interest rates during 2000 ranged from 7.2% to 9.2% and 9.0% to 9.8% under the senior and junior loan facilities, respectively. Interest rates during 1999 ranged from 6.1% to 8.6% and from 8.0% to 9.2% under the senior and junior loan facilities, respectively. Interest expense under these loan facilities was $8,505 and $7,572 for the six month periods ended June 30, 2000 (unaudited) and June 30, 1999 (unaudited), respectively.

    The Company's obligations under the loan facility agreements are secured by one or more of the following: (i) a mortgage on the vessel financed through the applicable loan facility; (ii) pledges of shares of capital stock of the subsidiaries; and (iii) a lien on some or all of the assets of the subsidiary party to the loan facility agreement. Several of the Company's loan facilities are collateralized by more than one vessel. Vessels pledged as security under the loan facility agreements had a net book value of $376,027 and $311,086 at June 30, 2000 (unaudited) and December 31, 1999, respectively.

    The loan facility agreements contain, among other things, restrictive covenants requiring minimum levels of working capital, maintenance of collateral market values and mandatory prepayments. The loan facility agreements also contain, among other things, prohibitions against additional borrowings, guarantees and payments of dividends.

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

5.  LONG-TERM DEBT (CONTINUED)
    As of June 30, 2000, the Company is in default under certain loan facility agreements. The noncurrent portion of debt outstanding with respect to these loan facilities is $39,738. Due to the Company's plan to refinance the loan facilities in conjunction with the recapitalization and initial public offering, this amount is classified as noncurrent at June 30, 2000. The Company obtained a waiver from the lender for such defaults through January 31, 2001.

    Aggregate maturities without any mandatory prepayments, under the loan facilities during the next five years from December 31, 1999 are the following:

YEAR ENDING
DECEMBER 31,
------------
2000........................................................  $ 20,450
2001........................................................    25,050
2002........................................................   147,600
2003........................................................     8,900
2004........................................................        --
Thereafter..................................................        --
                                                              --------
                                                              $202,000
                                                              ========

    Certain of the Company's subsidiaries are required to make monthly transfers into separate bank accounts to be used to pay interest and principal on the senior and junior loan facilities.

    The Company has entered into interest swap agreements to manage interest costs and the risk associated with changing interest rates. The Company had outstanding ten interest rate swap agreements with foreign banks at June 30, 2000 (unaudited) and December 31, 1999. These agreements effectively fix the Company's interest rate exposure on its senior and junior loan facilities, which are based on LIBOR to fixed rates ranging from 7.3% to 7.6% for the senior loan facilities, and 9.3% to 9.4% for the junior loan facilities. The differential to be paid or received is recognized as an adjustment to interest expense as incurred. The swap agreements mature on or before the loan facilities which they hedge. The changes in the notional principal amounts of the swaps of June 30, 2000 (unaudited) and December 31, 1999 are as follows:

                                                       JUNE 30,     DECEMBER 31,
                                                         2000           1999
                                                      -----------   -------------
                                                      (UNAUDITED)
Notional principal amount, beginning of year........   $103,750       $122,600
Maturity of swaps...................................      8,600         18,850
                                                       --------       --------
Notional principal amount, end of period............   $ 95,150       $103,750
                                                       ========       ========

    The Company would have received approximately $576 to settle all outstanding swap agreements based upon their aggregate fair value as of December 31, 1999. This fair value is based upon estimates received from financial institutions.

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

5.  LONG-TERM DEBT (CONTINUED)
    Interest expense pertaining to interest rate swaps for the six months ended June 30, 2000 (unaudited) and 1999 (unaudited) was $16 and $713, respectively.

6.  REVENUE FROM TIME CHARTERS

    Total revenue earned on the charters for the six months ended June 30, 2000 (unaudited) and 1999 (unaudited) were $17,738 and $18,547, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts at June 30, 2000 are as follows:

SIX MONTHS ENDED
JUNE 30,
----------------
2001........................................................  $19,518
2002........................................................   13,165
2003........................................................    6,939
2004........................................................       --
Thereafter..................................................       --
                                                              -------
                                                              $39,622
                                                              =======

7.  OPERATING LEASES

    Total rental expense relating to operating leases amounted to $4 and $5 for the six months ended June 30, 2000 (unaudited) and 1999 (unaudited), respectively. Operating leases are primarily for rental of equipment, under leases expiring in April 17, 2005.

    The future minimum rental payments under operating leases at June 30, 2000 (unaudited) were as follows:

YEAR ENDED
JUNE 30,
----------
2001........................................................  $ 9
2002........................................................    9
2003........................................................    9
2004........................................................    9
2005........................................................    7
Thereafter..................................................   --
                                                              ---
                                                              $43
                                                              ===

8.  SIGNIFICANT CUSTOMER

    For the six months ended June 30, 2000 (unaudited) and 1999 (unaudited), the Company earned approximately $6,808 and $8,407, respectively, from one customer which represented 14.1% and 23.1% of voyage revenues in the respective periods.

                          GENERAL MARITIME CORPORATION

    FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND 1999 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

8.  SIGNIFICANT CUSTOMER (CONTINUED)
    For the six months ended June 30, 2000 (unaudited), the Company earned approximately $7,464 from one customer which represented 15.5% of voyage revenues in the period.

9.  COMMITMENTS AND CONTINGENCIES

    The Company had contracts outstanding with Universe Tankships (Delaware) Inc, Universe Tankships (Bermuda) Inc, United Overseas Tankers Ltd and DSD Shipping A/S for technical management of vessels. The remaining commitments under the contracts were approximately $266, $141, $1,367 and $0, respectively, at June 30, 2000 (unaudited), and $472, $141, $0 and $48, respectively, at December 31, 1999.

    Outstanding contracts with Chevron Transport Corporation Ltd and Nordmax A.S to purchase a vessel were approximately $28,500 and $25,500 at June 30, 2000 (unaudited), respectively.

10.  RELATED PARTY TRANSACTIONS

    The following are related party transactions not disclosed elsewhere in these financial statements:

    The Company uses office space as its principal executive offices in a building currently leased by GenMar Realty LLC, a company wholly-owned by Peter
C. Georgiopoulos, the Chairman and Chief Executive Officer of the Company. There is no lease agreement between the Company and GenMar Realty LLC. The Company currently pays an occupancy fee on a month to month basis. For the period from April 1, 2000 to June 30, 2000, the Company expensed $165 for occupancy fees, of which $86 represents unpaid occupancy fees and is included in accounts payable at June 30, 2000.

    Included in accounts payable are net advances from the Chairman and Chief Executive Officer, Peter C. Georgiopoulos, which amounted to $87 and $174 at June 30, 2000 and December 31, 1999, respectively.

                                     ******

                                   APPENDIX A

                         DEFINITIONS OF SHIPPING TERMS

    The following is a set of definitions for shipping terms that are used throughout this prospectus:

    "AFRAMAX TANKER" A vessel of 80,000 to 120,000 dwt. Certain external statistical compilations define an "Aframax Tanker" slightly differently, some going as high as 125,000 dwt and others as low as 70,000 dwt. External data used in this prospectus has been adjusted so that the definition of "Aframax Tanker" is consistent throughout.

    "ANNUAL SURVEY" An annual inspection of a vessel by a classification society surveyor to ensure that the vessel meets the standards of that society.

    "ATLANTIC BASIN" consists primarily of ports in the Caribbean, South and Central America, the United States, Western Africa and the North Sea.

    "BALLAST" A vessel is in ballast when it is steaming without cargo and is instead loaded down with sea water for stability. Given that oil production is concentrated in certain parts of the world, a vessel will generally spend a significant amount of time "ballasting" as it returns from discharge port to load port.

    "BAREBOAT CHARTER" The leasing of an empty ship for a specified period of time for a specific fee. In this arrangement, the shipowner virtually relinquishes all rights and responsibilities in respect of the vessel and the charterer becomes the de facto ("disponent") owner for this period. The charterer is generally responsible for all operating expenses including crewing and insurance

    "BUNKER" Fuel oil used to operate a vessel's engines and generators.

    "CHARTER" The hiring of a vessel for either 1) a specified period of time or
2) a specific voyage or set of voyages.

    "CHARTERER" The entity hiring the vessel from the shipowner.

    "CHARTER-PARTY" The contract between the owner and the charterer, stipulating in detail each party's responsibilities in the transaction.

    "CLASSIFICATION" In order for a vessel to obtain both insurance and employment with most oil majors, the vessel must belong to a classification society, an independent body run under the direction of various shipping professionals. In order to maintain classification, a vessel must meet the standards of that society and be inspected on a regular basis.

    "CRUDE OIL CARRIER" A tanker vessel designed to carry crude oil or other dirty products.

    "DEMURRAGE" Compensation paid by the charterer to the ship owner when loading and discharging time exceed the stipulated time in the voyage charter-party. This rate of compensation is generally explicitly stated in the charter-party.

    "DOUBLE BOTTOM" or "DOUBLE-HULL" Hull construction technique by which a ship has an inner and outer bottom or hull separated by void space, usually several feet in width.

    "DWT" Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kg. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

    "GROSS REGISTERED TONNAGE" Total of all the enclosed spaces within a vessel, expressed in metric tons, each of which is equivalent to 100 cubic feet.

    "HEAVY PETROLEUM PRODUCTS" Certain products derived from crude oil that crude oil carriers are capable of carrying.

    "HYDROSTATIC BALANCING" The loading of less oil cargo in the tanks of a vessel so that in the event the vessel's hull is punctured, water will flow into the breach and oil will be displaced upward and not into the water.

    "IDLE-TIME" or "WAITING DAYS" Period during which a vessel is able to be employed but is not earning revenue.

    "IMO" International Maritime Organization, a United Nations agency that issues international trade standards for shipping.

    "INTERMEDIATE SURVEY" The inspection of a vessel by a classification society surveyor which takes place approximately two and a half years before and after each Special Survey. This survey is more rigorous than the "Annual Survey" and is meant to ensure that the vessel meets the standards of the classification society.

    "LADEN" A vessel is laden when it is carrying cargo.

    "LAY-UP" Mooring a ship at a protected anchorage, shutting down substantially all of its operating systems and taking measures to protect against corrosion and other deterioration. Generally, a ship enters lay-up for a period when its owner does not consider it profitable to continue trading that vessel for that period.

    "LIGHTWEIGHT TON" Weight in metric tons (of 2,240 pounds each) of the hull of a vessel completely equipped plus the weight of the machinery, boilers, water in boilers and spare parts, but excluding bunkers, cargo, dunnage, provisions, store and water.

    "LIGHT PETROLEUM PRODUCTS" Products of crude oil that have passed through an extensive refining process. It is generally not possible for crude oil carriers to carry these products.

    "M/T" Motor Tanker. A tanker propelled by diesel engines.

    "NEWBUILDING" A new vessel under construction.

    "OFF-HIRE" Period during which a vessel is temporarily incapable of trading due to drydocking, maintenance, repair or breakdown.

    "OIL/BULK/ORE CARRIER" or "O/B/O" An ocean-going vessel designed to carry either oil or dry bulk cargoes.

    "OPA 90" The United States Oil Pollution Act of 1990.

    "PANAMAX TANKER" A vessel of approximately 60,000 to 80,000 dwt, of maximum length and breadth and draught capable of passing through the Panama Canal.

    "PROTECTION AND INDEMNITY INSURANCE" Insurance obtained through a mutual association formed by ship owners to provide protection from large financial loss to one member by contribution towards that loss by all members.

    "SCRAP" At the end of its life, a vessel is sold to a shipbreaker who strips the ship and sells the steel. When charter rates are low, the scrap value of the vessel may exceed the present trading value of that vessel, especially if the vessel must incur significant costs to pass special surveys.

    "SMALL TANKER" A tanker generally of less than 60,000 dwt.

    "SPECIAL SURVEY" The inspection of a vessel by a classification society surveyor which takes place every four to five years. A shipowner often must incur a great deal of repair expense in order to pass the fourth and fifth special survey for a given vessel and as a result may choose to simply scrap the vessel beforehand.

    "SPOT MARKET" The market for chartering a vessel for single voyages.

    "STORAGE" The use of a vessel for the storage rather than the transportation of cargo. When spot market rates are low, a vessel can earn comparable net cash flow from storage.

    "SUEZMAX TANKER" A vessel of approximately 120,000 to 200,000 dwt of maximum length and breadth and draught capable of passing through the Suez Canal.

    "TCE" or "TIME CHARTER EQUIVALENT" A measure of average daily revenue performance based on a spot market rate, measured in dollars per ton, adjusted to equate to a time charter rate, measured in dollars per ship per day. TCE is calculated as gross revenue less the voyage specific expenses that the owner would not have incurred had the vessel been time chartered, divided by the number of voyage days. Spot voyage charters in the tanker industry typically express rates as a function of an index, known as "Worldscale." However, the industry typically converts these spot rates into rates expressed on a TCE basis. Expressing spot rates in terms of TCE allows the industry to compare spot voyage rates to time charter rates. Consistent with industry data, such as that produced by Clarkson Research Studies, the TCE rates used in this prospectus do not account for brokerage commissions or off-hire and idle time.

    "TANKER" Ship designed for carrying liquid cargoes in bulk, her cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals, liquid gas and wine. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

    "TIME CHARTER" The hire of a ship for a specified period of time. The owner provides the ship with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage. The charterer pays for bunkering and all voyage related expenses including canal tolls and port charges.

    "TON-MILES" A measure of tanker demand. Tons carried by a vessel multiplied by the distance traveled.

    "ULCC" Ultra Large Crude Carrier. An ocean-going tanker vessel of more than 320,000 dwt, designed to carry crude oil cargoes.

    "VLCC" Very Large Crude Carrier. An ocean-going tanker vessel of between 200,000 and 320,000 dwt, designed to carry crude oil cargoes.

    "VOYAGE CHARTER" Contract of carriage in which the charterer pays for the use of a ship's cargo capacity for one, or sometimes more than one, voyage. Under this type of charter, the ship owner pays all the operating costs of the ship (including bunkers, canal and port charges, pilotage, towage and ship's agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

    Shipping terms supplied by DICTIONARY OF SHIPPING TERMS, third edition, published by Lloyds of London Press Limited (1997), and other sources.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Prospectus Summary....................      1
Risk Factors..........................      7
Use of Proceeds.......................     17
Dividend Policy.......................     17
Capitalization........................     18
Dilution..............................     19
Selected Consolidated Financial and
  Other Data..........................     20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     22
The Industry..........................     35
Business..............................     42
Management............................     53
Recapitalization......................     57
Principal Stockholders................     59
Description of Indebtedness...........     60
Certain Relationships and Related
  Transactions........................     62
Shares Eligible for Future Sale.......     63
Description of Capital Stock..........     65
Tax Considerations....................     68
Underwriting..........................     76
Legal Matters.........................     78
Experts...............................     78
Where You Can Find Additional
  Information.........................     79
Index to Financial Statements.........    F-1
Definition of Shipping Terms..........    A-1

                                 --------------

    UNTIL             , 2000, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS AND SUBSCRIPTIONS.

                                         SHARES

                            [GENERAL MARITIME LOGO]

                                  COMMON STOCK
                                 --------------

                                   PROSPECTUS
                                 --------------

                                  ING BARINGS
                                LEHMAN BROTHERS
                           JEFFERIES & COMPANY, INC.

                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale of the common stock being registered. There are no underwriting commissions or fees in connection with the offering. All the amounts shown are estimates except for the SEC registration fee and New York Stock Exchange listing fee.

SEC registration fee........................................  $ 30,360
NASD filing fee.............................................    12,000
Accounting fees and expenses................................
New York Stock Exchange listing fee.........................
Legal fees and expenses.....................................
Printing and engraving expenses.............................
Blue Sky fees and expenses..................................
Directors and officers' insurance...........................
Transfer agent and registrar fees and expenses..............
Miscellaneous...............................................
                                                              --------
  Total.....................................................  $
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    We are a Marshall Islands corporation. The Marshall Islands Business Corporations Act ("MIBCA") provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with such action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so. In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

    Our articles of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under the MIBCA. The SEC has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the MIBCA or our articles of incorporation or bylaws, such indemnification is against public policy and thus unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    In connection with our organization, we issued 100 shares of our common stock to Peter C. Georgiopoulos in exchange for $100.

    In connection with our recapitalization prior to the consummation of this offering, we issued shares of our common stock to certain affiliated partnerships which owned 13 vessels or equity holders thereof, to the owners of seven other vessels and to United Overseas Tankers Ltd. We issued an aggregate
of       shares of common stock to certain of these affiliated entities in exchange for their entire equity interest in each special purpose vehicle which
owns their vessels. We issued       shares of common stock to the equity holders
of the remaining affiliated entities in exchange for their equity interests in
these entities. We issued     shares of our common stock to the holders of the
seven other vessels and     shares to United Overseas Tankers Ltd. These shares
were issued on the basis described in the section of the prospectus entitled "Recapitalization" and the foregoing transactions are described in greater detail in that section.

    Prior to the completion of this offering, we issued options to purchase shares of common stock at the initial public offering price per share. As of this offering, none of the options had been exercised.

    The issuances of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in these transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBIT
NUMBER                                DESCRIPTION
-----------   ------------------------------------------------------------
   1.1        Form of Underwriting Agreement.

   2.1*       [Plans of Acquisition or Other Recapitalization Documents]

   3.1        Amended and Restated Articles of Incorporation of General
              Maritime Corporation.

   3.2        By-laws of General Maritime Corporation.

   4.1*       Form of Common Stock Certificate of General Maritime
              Corporation.

   4.2*       [Registration Rights Agreements]

   5.1* Opinion of Kramer Levin Naftalis & Frankel LLP regarding the validity of the common stock being issued.

   5.2* Opinion of Dennis J. Reeder, Esq. regarding the validity of the common stock being issued.

   8.1*       Opinion of Kramer Levin Naftalis & Frankel LLP regarding
              U.S. tax matters.

   8.2*       Opinion of Dennis J. Reeder, Esq. regarding Republic of
              Marshall Islands tax matters.

  10.1        Reserved.

(A) EXHIBIT
NUMBER                                DESCRIPTION
-----------   ------------------------------------------------------------
  10.2        Senior Facility Agreement, dated May 15, 1997, between
              General Maritime I, L.P., Christiania Bank og KreditKasse
              ASA, New York Branch ("Christiania") and Union Bank of
              Norway ("Union Bank").

  10.3        Junior Facility Agreement, dated May 15, 1997, between
              General Maritime I, L.P. and Christiania.

  10.4        First Preferred mortgage, dated May 20, 1997, made by Alta
              Ltd. in favor of Christiania.

  10.5        Senior Facility Agreement, dated August 6, 1997, between
              Nord Ltd., Christiania and Union Bank.

  10.6        Junior Facility Agreement, dated August 6, 1997, between
              Nord Ltd. and Christiania.

  10.7        First Preferred Mortgage, dated August 7, 1997, between Nord
              Ltd. and Christiania, as assigned and amended on September
              8, 1997.

  10.8        Senior Facility Agreement, dated September 30, 1997, between
              Harriet Ltd., Christiania and Union Bank.

  10.9        Junior Facility Agreement, dated September 30, 1997, between
              Harriet Ltd. and Christiania.

  10.10       First Preferred Mortgage, dated September 30, 1997, between
              Harriet Ltd. and Christiania, as assigned and amended on September 8, 1997.

  10.11       First Preferred Mortgage Amendment, dated September 29,
              2000, between Harriet Ltd. and Christiania.

  10.12       Senior Facility Agreement, dated October 27, 1997, between
              Pacific Tankship Ltd., Christiania, Union Bank and
              Skandinaviska Enskilda Banken AB ("Skandinaviska").

  10.13       Junior Facility Agreement, dated October 27, 1997, between
              Pacific Tankship and Christiania.

  10.14       Senior Facility Agreement, dated October 30, 1997, among
              Boss Ltd., Stavanger Sun Ltd., Christiania, Union Bank and
              Skandinaviska.

  10.15       Junior Facility Agreement, dated October 30, 1997, among
              Boss Ltd., Stavanger Sun Ltd. and Christiania.

  10.16       Amendment Agreement, dated December 1999, relating to Senior
              Facility Agreement, among Boss Ltd., Stavanger Sun Ltd. and
              Christiania

  10.17       Amendment Agreement, dated December 1999, relating to Junior
              Facility Agreement, among Boss Ltd., Stavanger Sun Ltd. and
              Christiania

  10.18       Amendment Agreement, dated February 2000, relating to Senior
              Facility Agreement, Junior Facility Agreement and other documents, among Boss Ltd., Stavanger Sun Ltd., Christiania and others.

  10.19       Amendment Agreement, dated March 2000, relating to Senior
              Facility Agreement, Junior Facility Agreement and other documents, among Boss Ltd., Stavanger Sun Ltd., Christiania and others.

  10.20       First Preferred Mortgage, dated March 15, 2000, made by
              Stavanger Sun Ltd. in favor of Christiania.

  10.21       Second Preferred Mortgage, dated March 15, 2000, made by
              Stavanger Sun Ltd. in favor of Christiania.

(A) EXHIBIT
NUMBER                                DESCRIPTION
-----------   ------------------------------------------------------------
  10.22       First Preferred Mortgage, dated February 17, 2000, made by
              Boss Ltd. in favor of Christiania.

  10.23       Second Preferred Mortgage, dated February 17, 2000, made by
              Boss Ltd. in favor of Christiania.

  10.24       Amended and Restated Credit Agreement, dated February 9,
              1999, among Genmar Constantine Ltd., Genmar Agamemnon Ltd.,
              Genmar Minotaur Ltd., Genmar Minotaur Ltd. (collectively, the "Ajax SPVs"), Ajax Limited Partnership (together with the Ajax SPVs, the "Ajax Loan Parties"), Christiania,
              Skandinaviska, Union Bank and De National
              Investeringsbank N.V.

  10.25       Form of First Preferred Mortgage, dated May 15, 1998, made by each of the Ajax SPVs in favor of Christiania, as amended
              on February   , 1999.

  10.26       Share Mortgage, dated February 9, 1999, between Ajax Limited
              Partnership and Christiania.

  10.27       Reserved.

  10.28       Reserved.

  10.29       Credit Agreement, dated June   , 2000, among Genmar Gabriel
              Ltd., Genmar Zoe Ltd., Genmar Macedon Ltd., Genmar Spartiate
              Ltd. (collectively, the "Ajax II SPVs"), Ajax II, L.P.,
              Christiania, Deutsche Shiffsbank Aktiengesellschaft,
              Hamburghische Landesbank-Girozentrale and Vereins-Und
              Westbank AG.

  10.30       First Preferred Ship Mortgage, dated June   , 2000, made by
              Genmar Macedon Ltd., Genmar Spartiate Ltd. and Genmar Zoe
              Ltd. in favor of Christiania.

  10.31       Deed of Covenants to Accompany a First Priority Statutory
              Mortgage of a Ship, dated June   , 2000, made by Genmar
              Gabriel Ltd. in favor of Christiania.

  10.32       Share Mortgage, dated       , 2000, between Ajax II, L.P.
              and Christiania.

  10.33*      General Maritime Corporation 2000 Stock Incentive Plan.

  16.1        Letter dated November   , 2000, from Ernst & Young LLP
              regarding change in Certifying Accountants.

  21.1*       Subsidiaries of General Maritime Corporation.

  23.1        Consent of Ernst & Young LLP.

  23.2        Reserved.

  23.3* Consent of Kramer Levin Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1).

  23.4* Consent of Dennis J. Reeder, Esq. (included in his opinion filed as Exhibit 5.2).

  23.5        Consent of Clarkson Research Studies

  24.1 Powers of Attorney (included as part of the signature page hereto).

  27          Financial Data Schedule.

  99.1        Consent of John P. Tavlarios.

------------------------

*   To be filed by amendment

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as the indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, General Maritime Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 13 day of November, 2000.

                                                       GENERAL MARITIME CORPORATION

                                                       By:  /s/ PETER C. GEORGIOPOULOS
                                                            -----------------------------------------
                                                            Name:  Peter C. Georgiopoulos
                                                            Title: Chairman and Chief Executive
                                                            Officer

                               POWERS OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter C. Georgiopoulos and John P. Tavlarios, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, any and all amendments thereto (including post-effective amendments), any subsequent Registration Statements pursuant to Rule 424 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                                                       Chairman, Chief Executive
             /s/ PETER C. GEORGIOPOULOS                  Officer and Director
     -------------------------------------------         (Principal Executive       November 13, 2000
               Peter C. Georgiopoulos                    Officer)

                                                       Vice President, Chief
             /s/ JAMES C. CHRISTODOULOU                  Financial Officer and
     -------------------------------------------         Secretary                  November 13, 2000
               James C. Christodoulou                    (Principal Financial and
                                                         Accounting Officer)